As filed with the Securities and Exchange              Registration No. 33-64277
Commission on June 21, 1996                            Registration No. 811-4536


                  SECURITIES AND EXCHANGE COMMISSION
                        Washington, D.C. 20549
- -------------------------------------------------------------------------------
               PRE-EFFECTIVE AMENDMENT NO. 2 TO FORM S-6
           FOR REGISTRATION UNDER THE SECURITIES ACT OF 1933
                OF SECURITIES OF UNIT INVESTMENT TRUSTS
                       REGISTERED ON FORM N-8B-2
- -------------------------------------------------------------------------------
  Variable Life Account B of Aetna Life Insurance and Annuity Company
                         (Exact Name of Trust)


               Aetna Life Insurance and Annuity Company
                          (Name of Depositor)

       151 Farmington Avenue, RE4C, Hartford, Connecticut 06l56
     (Complete Address of Depositor's Principal Executive Offices)
- -------------------------------------------------------------------------------
                       Susan E. Bryant, Counsel
               Aetna Life Insurance and Annuity Company
       151 Farmington Avenue, RE4C, Hartford, Connecticut 06l56
           (Name and Complete Address of Agent for Service)
- -------------------------------------------------------------------------------

It is proposed that this filing will become effective as soon as practicable.

Pursuant to Rule 24f-2 under the Investment Company Act of 1940, Registrant has registered an indefinite number of securities under the Securities Act of 1933. Registrant filed a Rule 24f-2 Notice for the fiscal year ended December 31, 1995 on February 29, 1996.

The Registrant hereby amends this Registration Statement on such dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to Section 8(a), may determine.

The Registrant represents that with respect to the calculation of the maximum sales load, it elects to be governed by Section 6e-3(T)(b)(13)(i)(A).

                             VARIABLE LIFE ACCOUNT B
                                       OF
                    AETNA LIFE INSURANCE AND ANNUITY COMPANY


                        Pre-Effective Amendment No. 2 to
                       Registration Statement on Form S-6
                              Cross Reference Sheet



N-8B-2
Item No. Part 1 (Prospectus)

1    Cover Page; The Separate Account; The Company
2    Cover Page; The Separate Account; The Company
3    Not Applicable
4    Distribution of the Policy
5    The Separate Account; The Company
6    The Separate Account; The Company
7    Not Applicable
8    Not Applicable
9    Additional Information - Legal Matters
10   The Separate Account; Policy Rights; Policy Choices; Additional Information
11   Allocation of Premiums - Fund Additions, Deletions or Substitutions
12   Allocation of Premiums - The Funds
13   Charges & Fees
14   Policy Values; Additional Information; Miscellaneous Policy Provisions
15   Allocation of Premiums; Policy Choices; Policy Values
16   The Separate Account; Allocation of Premiums - The Funds; Policy Values
17   Policy Rights
18   The Separate Account
19   Additional Information - Reports to Policy Owners
20   Not Applicable
21   Policy Rights - Policy Loans
22   Not Applicable
23   Directors & Officers
24   Not Applicable
25   The Company
26   Not Applicable
27   The Company
28   Directors & Officers
29   The Company
30   Not Applicable
31   Not Applicable
32   Not Applicable
33   Not Applicable
34   Not Applicable
35   Additional Information - State Regulation
36   Not Applicable
37   Not Applicable
38   Additional Information - Distribution of the Policy
39   The Company
40   Not Applicable
41   The Company
42   Not Applicable
43   Not Applicable
44   Policy Values
45   Not Applicable
46   The Separate Account; Policy Values
47   The Separate Account
48   Not Applicable
49   Not Applicable
50   The Separate Account
51   Cover Page; Policy Choices
52   Allocation of Premiums - Fund Additions, Deletions or Substitutions
53   Tax Matters
54   Not Applicable
55   Not Applicable
56   Not Applicable
57   Not Applicable
58   Not Applicable
59   Independent Auditors

Variable Life Account B

Aetna Life Insurance and Annuity Company
151 Farmington Avenue
Hartford, Connecticut 06156
800-334-7586

Prospectus Dated

The Flexible Premium Variable Life Insurance Policy on the Lives of Two Insureds

This Prospectus describes AetnaVest Estate Protector, a flexible premium variable life insurance policy on the lives of two Insureds (the "Policy") issued and underwritten by Aetna Life Insurance and Annuity Company (the "Company"). The Policy is intended to provide life insurance and pay a benefit, as described in this Prospectus, upon surrender, maturity or Second Death. The Policy is designed to allow flexible premium payments, Policy Loans, Partial Surrenders, a choice of two Death Benefit Options and account values that may be invested on either a fixed or variable or a combination of fixed and variable basis. Net Premiums may be allocated to Variable Life Account B, the Fixed Account, or both Accounts. The Variable Options support the benefits provided by the variable portion of the Policy. The Fund Account Value in each Variable Option is not guaranteed and will vary with the investment performance of the associated Fund. Net Premiums allocated to the Fixed Account will accumulate at rates of interest We determine. Such rates will not be less than 4% a year. Net Premiums allocated to Variable Life Account B must be allocated to one or more of the Variable Options We make available. Sufficient premiums must be paid to continue the Policy in force or to qualify for a Guaranteed Death Benefit. Premium reminder notices will be sent for Planned Premiums and for premiums required to continue the Policy in force. The Policy may be reinstated.

The Policy has a free look period during which You may return the Policy or rescind an increase in the Specified Amount. (See Right of Policy Examination)


This Prospectus also describes the Variable Options used to fund the Policy through Variable Life Account B (the "Separate Account"). The Variable Options are: Aetna Variable Fund; Aetna Income Shares; Aetna Variable Encore Fund; Aetna Investment Advisers Fund, Inc.; Aetna Ascent Variable Portfolio; Aetna Crossroads Variable Portfolio; Aetna Legacy Variable Portfolio; Alger American Small Capitalization Portfolio; Fidelity VIP Equity-Income Portfolio; Fidelity VIP II -- Contrafund Portfolio; Janus Aspen Series -- Aggressive Growth Portfolio, Growth Portfolio, Balanced Portfolio, Worldwide Growth Portfolio and Short-Term Bond Portfolio; Scudder Variable Life Investment Fund -- International Portfolio Class A Shares; TCI Portfolios, Inc. -- TCI Growth (collectively, the "Funds"). Unless specifically mentioned, this Prospectus only describes the Variable Options.


Replacing existing insurance or supplementing an existing flexible premium variable life insurance policy with the Policy may not be to your advantage.

                              SUBJECT TO COMPLETION

INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ("SEC"). THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.
                   -------------------------------------------

THIS PROSPECTUS IS VALID ONLY WHEN ACCOMPANIED BY THE CURRENT PROSPECTUSES OF THE FUNDS. BOTH THIS PROSPECTUS AND THE UNDERLYING FUND PROSPECTUSES SHOULD BE READ AND RETAINED FOR FUTURE REFERENCE.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION, NOR HAS THE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Table of Contents

Definitions.........................................................Definitions
Policy Summary................................................................1
The Separate Account..........................................................2
Charges & Fees................................................................2
           Charges & Fees Assessed Against Premium............................2
           Charges & Fees Assessed Against the Total Account Value............2
           Charges & Fees Assessed Against the Separate Account...............4
           Charges Assessed Against the Underlying Funds......................4
           Charges Deducted Upon Surrender....................................4
Allocation of Premiums........................................................5
           The Funds..........................................................5
           Fund Investment Advisers...........................................7
           Mixed and Shared Funding; Conflicts of Interest....................8
           Fund Additions, Deletions or Substitutions.........................8
           Fixed Account......................................................8
Policy Choices...............................................................10
           Premium Payments..................................................10
           Guaranteed Death Benefit..........................................11
           No Lapse Coverage Provision.......................................11
           Death Benefit Options.............................................12
           Transfers and Allocations to Funding Options......................12
           Telephone Transfers...............................................12
           Automated Transfers (Dollar Cost Averaging).......................13
Policy Values................................................................13
           Total Account Value...............................................13
           Accumulation Unit Value...........................................14
           Maturity Value....................................................14
           Surrender Value...................................................14
Policy Rights................................................................14
           Full Surrenders...................................................14
           Partial Surrenders................................................14
           Paid Up Nonforfeiture Option......................................15
           Grace Period......................................................16
           Reinstatement of a Lapsed Policy..................................16
           Coverage Beyond Maturity..........................................16
           Right to Defer Payment............................................16
           Policy Loans......................................................17
           Policy Changes....................................................17
           Right of Policy Examination.......................................19
           Supplemental Benefits.............................................19
Death Benefit................................................................19
Policy Settlement............................................................20
           Settlement Options................................................20
Pension Plans................................................................21
The Company..................................................................21
Directors & Officers.........................................................21
Additional Information.......................................................24
           Reports to Policyowners...........................................24
           Right to Instruct Voting of Fund Shares...........................24
           Disregard of Voting Instructions..................................25
           State Regulation..................................................25

           Legal Matters.....................................................25
           The Registration Statement........................................25
           Distribution of the Policy........................................25
           Independent Auditors..............................................26
Tax Matters..................................................................26
           General...........................................................26
           Federal Tax Status of the Company.................................26
           Life Insurance Qualification......................................27
           General Rules.....................................................27
           Modified Endowment Contracts......................................27
           Diversification Standards.........................................28
           Investor Control..................................................28
           Other Tax Considerations..........................................29
Miscellaneous Policy Provisions..............................................29
           The Policy........................................................29
           Payment of Benefits...............................................29
           Suicide and Incontestability......................................29
           Protection of Proceeds............................................30
           Nonparticipation..................................................30
           Changes in Owner and Beneficiary; Assignment......................31
           Misstatement as to Age and/or Sex.................................31
           Performance Reporting and Advertising.............................31
           Illustrations of Death Benefit, Total Account Values
             and Surrender Values............................................31
Financial Statements of the Separate Account.................................S-1
Financial Statements of the Company..........................................F-1



THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER IN ANY JURISDICTION IN WHICH SUCH OFFERING MAY NOT BE LAWFULLY MADE. NO DEALER, SALESMAN OR OTHER PERSON IS AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATIONS IN CONNECTION WITH THIS OFFERING OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS, AND, IF GIVEN OR MADE, SUCH OTHER INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON.


THE PURPOSE OF THIS VARIABLE LIFE INSURANCE POLICY IS TO PROVIDE INSURANCE PROTECTION. LIFE INSURANCE IS A LONG-TERM INVESTMENT. POLICYOWNERS SHOULD CONSIDER THEIR NEED FOR INSURANCE COVERAGE AND THE POLICY'S LONG-TERM INVESTMENT POTENTIAL. NO CLAIM IS MADE THAT THE POLICY IS ANY WAY SIMILAR OR COMPARABLE TO AN INVESTMENT IN A MUTUAL FUND.

Definitions

Accumulation Unit: A unit used to measure the value of the Policyowner's interest in each applicable Variable Option. An Accumulation Unit is used to calculate the value of the variable portion of the Policy before the election of a Settlement Option.

Additional Premiums: Any premiums paid in addition to Planned Premiums.

Amount at Risk: The Death Benefit divided by 1.0032737, minus the Total Account Value on that date before computing the monthly deductions for the Cost of Insurance for this Policy.

Annuitant:  A person who receives annuity payments.

Annuity:  A series of payments for life or for a definite period.

Attained Age: Issue Age of the Insured increased by the number of Policy Years elapsed.

Basic Monthly Premium: The amount of premium to assure that the Policy remains in force for a period of at least 5 Policy Years beginning on the Issue Date or the Issue Date of an Increase or until the younger Insured's Attained Age 80 even if the Surrender Value is insufficient to satisfy the current Monthly Deduction.

Company:  Aetna Life Insurance and Annuity Company.

Cost of Insurance: A charge related to the Company's expected mortality cost for Your basic insurance coverage under the Policy, not including any supplemental benefit provision that You may elect through a Policy rider. It is equal to the Amount at Risk multiplied by a monthly Cost of Insurance rate.

Death Benefit: The amount described in the Policy Choices section which is payable on the date of the Second Death, subject to all provisions contained in the Policy.

Death Benefit Options: Either of the two methods for determining the Death Benefit.

Fixed Account: A non-variable funding option available on the Policy that guarantees a minimum interest rate of 4% per year.

Fixed Account Value: The non-loaned portion of the Policy's Total Account Value attributable to the non-variable portion of the Policy. The Fixed Account Value is part of the general assets of the Company.

Full Surrender: A Policy right whereby You may terminate the Policy in exchange for payment of its Full Surrender Value.

Full Surrender Value: Equals the Total Account Value on the date of surrender less any Surrender Charge, less the Loan Account Value and less any accrued interest.

Fund(s): One or more of the underlying variable funding options available under the Policy (as described in this Prospectus). Each of the Funds is an open-end management investment company (mutual fund) whose shares are purchased by the Separate Account to fund the benefits provided by the policy.

Grace Period: The 61-day period beginning on the Monthly Deduction Day on which the Policy's Surrender Value is insufficient to cover the current Monthly Deduction. The Policy will lapse without value at the end of the 61-day period unless a sufficient payment is received by the Company.

Guaranteed Death Benefit: A provision of the Policy which assures that the Policy will stay in force, even if the Total Account Value is insufficient to cover the current Monthly Deductions. The Guaranteed Death Benefit is available to the younger Insured's Attained Age 80 or to the younger Insured's Attained Age 100.

Guaranteed Death Benefit to the Younger Insured's Age 100 Premium: The amount of premium that must be paid to assure that the Policy remains in force until the younger Insured's Attained Age 100.

Guideline Annual Premium: An amount of annual payment necessary to provide future benefits under the Policy determined pursuant to federal securities laws.

Home Office: The Company's principal executive offices at 151 Farmington Avenue, Hartford, Connecticut 06156.

Insureds:  The two persons on whose lives the Policy is issued.

Issue Age: The age of each Insured on his/her birthday nearest to the Policy's Issue Date.

Issue Date:  The effective date on which coverage begins under the Policy.

Loan Account Value: The sum of all unpaid Policy Loans. The amount necessary to repay Policy Loans in full is the Loan Account Value plus any accrued interest.

Loan Value: Is 90% of the sum of the Fixed Account Value and the Separate Account Value.

Maturity Date: The Policy Anniversary on which the younger Insured reaches Attained Age 100.

Maturity Value: The Total Account Value on the Maturity Date, less the amount necessary to repay any Policy Loans in full, including interest.

Monthly Deduction: A charge assessed against the Total Account Value which includes the Cost of Insurance, a monthly administrative charge and any charges for supplemental benefit riders. Monthly Deductions begin on the Issue Date and occur on each Monthly Deduction Day thereafter.

Monthly Deduction Day: The first Monthly Deduction Day is the Issue Date. Monthly Deduction Days occur each month thereafter on the same day as the Issue Date.

Net Premium: The Net Premium is equal to the amount of the premium paid less the deduction for Premium Load.

Net Single Premium: The amount required to purchase a guaranteed benefit assuming the Policy's Total Account Value is allocated to the Fixed Account, using the Insureds' Attained Ages and premium classes. The Net Single Premium is determined using guaranteed interest of 4% per year and guaranteed maximum Cost of Insurance rates.

Partial Surrenders: The amount You can receive in cash by surrendering a part of the Policy.

Planned Premiums:  Premiums We agree to bill.

Policy: The life insurance contract described in this Prospectus, under which flexible premium payments are permitted and the Death Benefit may and Total Account Values will vary with the investment performance of the Fund(s).

Policy Loan:  The amount received by borrowing from the Total Account Value.

Policyowner: The person or persons having rights to the benefits under the Policy; referred to as "You".

Policy Year/Policy Anniversary: The first Policy Year is the 12 month period beginning on the Issue Date. Your Policy Anniversary is equal to the Issue Date plus 1 Year, 2 Years, etc.

Premium Loads: A charge assessed against the premium to cover certain expenses associated with start-up and maintenance costs of the Policy.

Second Death:  Death of the Surviving Insured.

SEC:  Securities and Exchange Commission.

Separate Account: A separate account established by Aetna Life Insurance and Annuity Company for the purpose of funding the Policy: Variable Life Account B.

Separate Account Value: The portion of the Policy's Total Account Value attributable to the variable portion of the Policy.

Settlement Option(s): The method by which payment may be made to a beneficiary due from a Death Benefit or upon the Full Surrender of the Policy.

Specified Amount: The amount chosen by the Policyowner at application and used in determining the Death Benefit. It may be increased or decreased as described in this Prospectus.

Surrender Charge: An amount retained by the Company upon the Full or Partial Surrender of the Policy.

Surrender Value: The amount You can receive in cash by surrendering the Policy.

Surviving Insured:  The Insured living after the first death.

Total Account Value: The sum of the Fixed Account Value, the Separate Account Value and the Loan Account Value.

Valuation Date: Generally, a day on which the Total Account Value is determined. A Valuation Date is any day on which the New York Stock Exchange is open for trading. The Total Account Value will be determined as of the close of trading on the New York Stock Exchange.

Valuation Period: The period of time commencing, usually at 4:00 p.m. Eastern Time on each Valuation Date and ending at 4:00 p.m. Eastern Time on the next Valuation Date.

Variable Account Value: The Accumulation Unit Value for a Variable Option multiplied by the number of Accumulation Units for that Variable Option credited to the Policy.

Variable Option: One or more of the variable funding options available under the Policy (as described in this Prospectus).

We, Our, Us, Company: Aetna Life Insurance and Annuity Company, its successors, or assigns.

Written Request: A request in writing, in a form satisfactory to Us and received by Us at the Home Office.

Policy Summary

The Policy described in this Prospectus is a flexible premium variable life insurance policy issued on the lives of two Insureds. The Policy is intended to provide life insurance and pay a benefit (subject to adjustment under the Policy's Age and/or Sex, Suicide and Incontestability, and Grace Period provisions) upon surrender, maturity or Second Death. The Policy is designed to allow flexible premium payments, Policy Loans, Partial Surrenders, a choice of two Death Benefit Options and account values that may be either fixed or variable or a combination of fixed and variable.

Charges and fees will be assessed against premium payments, the Total Account Value, the Separate Account, the underlying Funds and upon surrender. These charges and fees are described within this Prospectus.

You must purchase Your variable life insurance policy from a registered representative. The Policy, the initial application on the Insureds, any subsequent applications and any riders constitute the entire contract.

At the time of application, You must choose a Death Benefit Option, decide on the amount of premium We agree to bill and determine how to allocate Net Premiums. You may elect to supplement the benefits afforded by the Policy through the addition of riders We make available.

The proceeds payable upon the Second Death is based on the Death Benefit Option chosen. Under Option 1 the Death Benefit would be the greater of the Specified Amount or a percentage of the Total Account Value. Under Option 2, the Death Benefit would be the greater of the Specified Amount plus the Total Account Value on the date of death or a percentage of the Total Account Value.

Although the Policy is designed to allow flexible premiums, sufficient premiums must be paid to continue the Policy in force to the Maturity Date or to qualify for a Guaranteed Death Benefit. Premium reminder notices will be sent for Planned Premiums and for premiums required to continue the Policy. Should Your Policy lapse, it may be reinstated.

Net Premiums may be allocated to the Separate Account, the Fixed Account or both Accounts. Net Premiums allocated to the Separate Account must be allocated to one or more Variable Options and allocations must be in whole percentages. The variable portion of the Policy is supported by the Variable Options you choose and will vary with the investment performance of the associated Fund. Net Premiums allocated to the Fixed Account will accumulate at rates of interest We determine. Such rates will not be less than 4% a year.

The Separate Account

The Separate Account established for the purpose of providing Variable Options to fund the Policy is Variable Life Account B. Amounts allocated to the Separate Account are invested in the Funds. Each of the Funds is an open-end management investment company (mutual fund) whose shares are purchased by the Separate Account to fund the benefits provided by the Policy. The Funds currently available under the Separate Account, including their investment objectives and their investment advisers, are described in this Prospectus. Complete descriptions of the Funds' investment objectives and restrictions and other material information relating to an investment in the Funds are contained in the prospectuses for each of the Funds which accompany this Prospectus.

Variable Life Account B was established pursuant to a June 18, 1986, resolution of the Board of Directors of the Company. Under Connecticut Insurance Law, the income, gains or losses of the Separate Account is credited without regard to the other income, gains or losses of the Company. These assets are held for the Company's variable life insurance policies. Any and all distributions made by the Funds with respect to shares held by the Separate Account will be reinvested in additional shares at net asset value. The assets maintained in the Separate Account will not be charged with any liabilities arising out of any other business conducted by the Company. The Company is, however, responsible for meeting the obligations of the Policy to the Policyowner.

No stock certificates are issued to the Separate Account for shares of the Funds held in the Separate Account. Ownership of Fund shares is documented on the books and records of the Funds and of the Company for the Separate Account.

The Separate Account is registered with the SEC as a unit investment trust under the Investment Company Act of 1940 and meets the definition of separate account under the federal securities laws. Such registration does not involve any approval or disapproval by the Commission of the Separate Account or the Company's management or investment practices or policies. The Company does not guarantee the Separate Account's investment performance.


Charges & Fees

Charges & Fees Assessed Against Premium

Premium Load

Before a premium is allocated to the Policy's Total Account Value, a percentage of the premium is deducted to cover certain expenses associated with start-up and maintenance costs of the Policy. These expenses include a 9% sales load, a 2.1% state premium tax charge and a 1.25% federal income tax charge. The state premium tax charge reimburses the Company for taxes it pays to states and municipalities in which the Policy is sold. The amount of tax assessed by a state or municipality may be more or less than the charge. The federal income tax charge reimburses the Company for its increased federal tax liability under the Federal Tax Laws. The Company has determined that these tax charges are reasonable in relation to its increased tax liability, but reserves the right to increase these tax charges due to changes in the Tax Laws that increase the Company's tax liability. The total Premium Load is equal to 12.35% of each premium payment.

Charges & Fees Assessed Against the Total Account Value

Charges and fees assessed against the Total Account Value will be deducted from the Separate Account Value and the Fixed Account Value in the same proportion that these values bear to the sum of the Fixed Account Value and the Separate Account Value on the date of the deduction. This is accomplished by liquidating Accumulation Units and withdrawing the value of the liquidated Accumulation Units from each Variable Option in the same proportion as their respective values have to the sum of Your Fixed Account and Separate Account Values. (See Accumulation Units)

Transfers within Accounts

You may transfer all or part of each Fund to any other Fund or to the Fixed Account Value at any time. We reserve the right to charge an administrative fee of $25 for each transfer over 12 transfers per year.

Monthly Deductions

The Monthly Deduction includes the Cost of Insurance, a Policy fee, a monthly administrative expense charge and any charges for Supplementary Benefits. Monthly Deductions begin on the Issue Date, even if the Issue Date is earlier than the date the application is signed, and occur on each Monthly Deduction Day thereafter. If the Policy's issuance is delayed due to underwriting requirements, the charges will not be assessed until the underwriting is complete and the application for the Policy is approved. (See Premium Payments)

Cost of Insurance

The Cost of Insurance charge is related to the Company's expected mortality cost for Your basic insurance coverage under the Policy, not including any supplemental benefit provisions that You may elect through a Policy rider. The Cost of Insurance charge is equal to the Amount at Risk multiplied by a monthly Cost of Insurance rate. The Cost of Insurance rate is variable and is based on both Insureds' issue ages, sex (where permitted by law), number of Policy Years elapsed and premium class. Because the Total Account Value and, under certain circumstances, the Death Benefit of the Policy may vary from month to month, the Cost of Insurance charge may also vary on each Monthly Deduction Day. In addition, You should note that the Cost of Insurance charge is related to the difference between the Death Benefit payable under the Policy and the Total Account Value of the Policy. An increase in the Total Account Value or a decrease in the Death Benefit may result in a smaller Cost of Insurance charge while a decrease in the Total Account Value or an increase in the Death Benefit may result in a larger cost of insurance charge.

The Cost of Insurance rate for standard risks will not exceed those based on the 1980 Commissioners Standard Ordinary Mortality Tables (1980 Tables). Substandard risks will have monthly deductions based on Cost of Insurance rates which may be higher than those set forth in the 1980 Tables. A table of guaranteed maximum Cost of Insurance rates per $1,000 of the Amount at Risk will be included in each Policy. The Monthly Cost of Insurance rates may be adjusted by Us from time to time. Adjustments will be on a class basis and will be based on Our estimates for future factors such as mortality, investment income, expenses, and the length of time Policies stay in force. Any adjustments will be made on a nondiscriminatory basis.

Policy Fee and Monthly Administrative Expense Charge

The Monthly Deduction amount also includes a Policy fee of $69 a month during the first Policy Year and $9 a month during subsequent Policy Years (We reserve the right to charge $74 a month during the first Policy Year and $14 a month during subsequent Policy Years) and an administrative expense charge of $0.01 a month per $1,000 of Specified Amount for 20 Policy Years from the Issue Date of the Policy or increase. (We reserve the right to charge $0.03 a month per $1,000 of Specified Amount for all Policy Years). These charges are for items such as underwriting and issuance, premium billing and collection, policy value calculation, confirmations and periodic reports. The monthly Policy fee and administrative expense charge is not expected to exceed our actual costs.

Charges for Supplemental Benefits

If You elect any supplemental benefits through adding riders to the Policy, a supplemental benefits charge will be included in the Monthly Deduction amount. The amount of the charge will vary depending upon the actual supplemental benefits selected and is described on each applicable Policy rider.

Charges & Fees Assessed Against the Separate Account

Mortality and Expense Risk Charge

A mortality and expense risk charge will be deducted from the Separate Account Value to compensate the Company for the aggregate mortality and expense risks assumed in connection with the Policy. The mortality risk assumed by the Company is that Insureds, as a group, may live for a shorter period of time than estimated and that the Company will, therefore, pay a Death Benefit before collecting a sufficient Cost of Insurance charge. The expense risk assumed is that expenses incurred in issuing and administering the Policies and operating the Separate Account will be greater than the administrative charges estimated for such expenses.

The mortality and expense risk charge will be deducted daily and currently equals an annual rate of 0.85% of the average daily net assets of the Separate Account. The Company reserves the right to increase or decrease the mortality and expense risk charge if it believes that circumstances have changed so that current charges are no longer appropriate. However, in no event will the charge exceed 0.90% of average daily net assets on an annual basis. If the mortality and expense risk charge in effect at any time after the later of Policy Year 10 or the Younger Insured's Attained Age 65 is less than 0.90%, the amount of this daily charge at that time will be reduced to 0.00% although the Company reserves the right to increase the charge thereafter to 0.90%.

The Separate Account is not subject to any taxes. However, if taxes are assessed against the Separate Account, We reserve the right to assess taxes against the Separate Account Value.

Charges Assessed Against the Underlying Funds

The following table illustrates the investment advisory fees, other expenses and total expenses paid by each of the Funds as a percentage of average net assets based on figures for the year ended December 31, 1995:



                                                      Investment
                                                   Advisory Fees(1)     Other Expenses      Total Fund
                                                    (after expense      (after expense         Annual
                                                    reimbursement)      reimbursement)        Expenses
                                                    -------------       -------------      ---------------
Aetna Variable Fund (2)(3)                               0.25%              0.06%               0.31%
Aetna Income Shares (2)(3)                               0.25%              0.08%               0.33%
Aetna Variable Encore Fund (3)                           0.25%              0.10%               0.35%
Aetna Investment Advisers Fund, Inc. (2)(3)              0.25%              0.08%               0.33%
Aetna Ascent Variable Portfolio (2)(3)                   0.50%              0.15%               0.65%
Aetna Crossroads Variable Portfolio (2)(3)               0.50%              0.15%               0.65%
Aetna Legacy Variable Portfolio (2)(3)                   0.50%              0.15%               0.65%
Alger American Small Cap Portfolio                       0.85%              0.07%               0.92%
Fidelity VIP II Contrafund Portfolio (4)                 0.61%              0.11%               0.72%
Fidelity VIP Equity-Income Portfolio                     0.51%              0.10%               0.61%
Janus Aspen Aggressive Growth Portfolio (5)              0.75%              0.11%               0.86%
Janus Aspen Balanced Portfolio (5)                       0.82%              0.55%               1.37%
Janus Aspen Growth Portfolio (5)                         0.65%              0.13%               0.78%
Janus Aspen Short-Term Bond Portfolio (5)                0.00%              0.70%               0.70%
Janus Aspen Worldwide Growth Portfolio (5)               0.68%              0.22%               0.90%
Scudder International Portfolio Class A Shares           0.88%              0.20%               1.08%
TCI Growth (6)                                           1.00%              0.00%               1.00%

(1) Certain of the unaffiliated Fund advisers reimburse the Company for administrative costs incurred in connection with administering the Funds as variable funding options under the Policy. These reimbursements are paid out of the investment advisory fees and are not charged to investors.

(2) As of August 1, 1996, the investment advisory fees and, consequently, the Total Fund Annual Expenses for these Funds will change as follows: Aetna Variable Fund--0.50% and 0.56%, respectively; Aetna Income Shares--0.40% and 0.48%, respectively; Aetna Investment Advisers Fund, Inc.--0.50% and 0.58%, respectively; Aetna Ascent, Crossroads and Legacy Variable Portfolios--0.60% and 0.75%, respectively.

3) As of May 1, 1996, the Company provides administrative services to the Fund and assumes the Fund's ordinary recurring direct costs under an Administrative Services Agreement. The "Other Expenses" shown are not based on figures for the year ended December 31, 1995, but reflect the fee payable under this Agreement.

(4) A portion of the brokerage commissions the Fund paid was used to reduce its expenses. Without this reduction, total operating expenses would have been 0.73% for the Contrafund Portfolio.

(5) The information for each Portfolio is net of fee waivers or reductions from Janus Capital. Fee reductions for the Aggressive Growth, Balanced, Growth and Worldwide Growth Portfolios reduce the management fee to the level of the corresponding Janus retail fund. Other waivers, if applicable, are first applied against the management fee and then against other expenses. Without such waivers or reductions, the Management Fee, Other Expenses and Total Portfolio Operating Expenses would have been 0.82%, 0.11% and 0.93% for Aggressive Growth Portfolio; 1.00%, 0.55% and 1.55% for Balanced Portfolio; 0.85%, 0.13% and 0.98% for Growth Portfolio; 0.65%, 0.72% and 1.37% for Short-Term Bond Portfolio; and 0.87%, 0.22% and 1.09% for Worldwide Growth Portfolio, respectively. Janus Capital may modify or terminate the waivers or reductions at any time upon 90 days' notice to the Portfolio's Board of Trustees.

(6) The Portfolio's investment adviser pays all expenses of the Portfolio except brokerage commissions, taxes, interest, fees, expenses of the non-interested person directors (including counsel fees) and extraordinary expenses. These expenses have historically represented a very small percentage (less than 0.01%) of total net assets in a fiscal year.

For further details on each Fund's expenses, please refer to that Fund's prospectus.


Charges Deducted Upon Surrender

If, during the first 20 Policy Years, the Policy is totally surrendered or lapses, or a Partial Surrender reduces the Specified Amount, a Surrender Charge will be deducted from the Total Account Value. This charge is imposed in part to recoup distribution expenses and in part to recover certain first year administrative costs. The maximum Surrender Charges are included in each Policy and are in compliance with each state's nonforfeiture law.

The maximum Surrender Charge, as specified in the Policy, is based on the Specified Amount. It also depends on the Issue Age, risk classification and, in most states, sex of the Insureds.

If You increase the Specified Amount, a new Surrender Charge will be applicable, in addition to the then existing Surrender Charge. This charge will be effective on the Issue Date for the increase and remain in effect for twenty years. In general, the additional Surrender Charge will be calculated assuming that all premium payments received after the increase are proportionately allocated as payments on the initial Specified Amount and on the incremental increase in the Specified Amount. Supplemental Policy Specifications will be sent to You once the change is complete and will reflect the maximum additional Surrender Charge in the Table of Maximum Surrender Charges.

Any decrease in the Specified Amount will not reduce the original or any additional Surrender Charge.

Any Surrender Charge imposed is based upon the premium actually paid under the Policy and will comply with SEC rules for maximum sales loads. This will vary with the Issue Ages, premium class, sex (where allowed), Specified Amount of insurance and the existence of certain supplementary benefits. For the illustration contained in this Prospectus, using a Planned Premium of $2,688, the Surrender Charge would be, at all times, limited to the lesser of (a) or (b) where (a) is $4,914 (180% of the Guideline Annual Premium for the Policy) minus 9% of premium previously paid and (b) is 41% of premium previously paid. At all times during the first 2 Policy Years, the Surrender Charge is additionally limited to 20% of premium paid up to $2,730 (the Guideline Annual Premium for the Policy), plus 1% of premium up to $5,460 (200% of the Guideline Annual Premium for the Policy). The Guideline Annual Premium for Your Policy will be set forth in the Policy Specifications.

The illustration contained in this Prospectus shows Surrender Charges that have been limited based on the illustrated premium.

Surrender Charges on Full and Partial Surrenders

All applicable surrender Charges are imposed on Full surrenders.

A proportional percentage of all Surrender Charges is imposed on Partial Surrenders. The proportional percentage is the amount of the net Partial Surrender divided by the sum of the Separate Account Value and the Fixed Account Value less full Surrender Charges. When a Partial Surrender is made, any applicable remaining Surrender Charges will be reduced in the same proportion. A transaction charge of $25 will be made against the Separate Account for each Partial Surrender. (See Partial Surrenders)


Allocation of Premiums

You may allocate all or a part of Your Net Premiums to the Funds currently available through the Separate Account in connection with the Policy and/or You may allocate all or a part of Your Net Premiums to the Fixed Account.

The Funds

The Separate Account currently invests in shares of the Funds listed below. Net Premiums applied to the Separate Account will be invested in the Funds in accordance with the selection made by the Policyowner. Funds may be added or withdrawn as permitted by applicable law. Shares of the Funds are not sold directly to the general public. Each of the Funds is available only through the purchase of variable annuities or variable life insurance policies. (See Mixed and Shared Funding)

The investment results of the Funds, whose investment objectives are described below, are likely to differ significantly. There is no assurance that any of the Funds will achieve their respective investment objectives. Investment in some of the Funds involves special risks, which are described in their respective prospectuses. You should read the prospectuses for the Funds and consider carefully, and on a continuing basis, which Fund or combination of Funds is best suited to Your long-term investment objectives. Except where otherwise noted, all of the Funds are diversified, as defined in the Investment Company Act of 1940.


(bullet) Aetna Variable Fund seeks to maximize total return through investments in a diversified portfolio of common stocks and securities convertible into common stocks.(1)

(bullet) Aetna Income Shares seeks to maximize total return, consistent with reasonable risk, through investments in a diversified portfolio consisting primarily of debt securities.(1)

(bullet) Aetna Variable Encore Fund seeks to provide high current return, consistent with preservation of capital and liquidity, through investment in high-quality money market instruments. An investment in this Fund is neither insured nor guaranteed by the U.S. Government.
          (1)

(bullet) Aetna Investment Advisers Fund, Inc. seeks to maximize investment return consistent with reasonable safety of principal by investing in one or more of the following asset classes: stocks, bonds and cash equivalents based on the Company's judgment of which of those sectors or mix thereof offers the best investment prospects.(1)

(bullet) Aetna Generation Portfolios, Inc. - Aetna Ascent Variable Portfolio seeks to provide capital appreciation by allocating its investments among equities and fixed income securities. Aetna Ascent is managed for investors who generally have an investment horizon exceeding 15 years, and who have a high level of risk tolerance. See the Fund's prospectus for a discussion of the risks involved.(1)

(bullet) Aetna Generation Portfolios, Inc. - Aetna Crossroads Variable Portfolio seeks to provide total return (i.e., income and capital appreciation, both realized and unrealized) by allocating its investments among equities and fixed income securities. Aetna Crossroads is managed for investors who generally have an investment horizon exceeding 10 years and who have a moderate level of risk tolerance. (1)

(bullet) Aetna Generation Portfolios, Inc. - Aetna Legacy Variable Portfolio seeks to provide total return consistent with preservation of capital by allocating its investments among equities and fixed income securities. Aetna Legacy is managed for investors who generally have an investment horizon exceeding five years and who have a low level of risk tolerance.(1)

(bullet) Alger American Fund -- Alger American Small Capitalization Portfolio seeks long-term capital appreciation. Except during temporary defensive periods, the Portfolio invests at least 65% of its total assets in equity securities of companies that, at the time of purchase of such securities, have total market capitalization within the range of companies included in the Russell 2000 Growth Index, updated quarterly. The Russell 2000 Growth Index is designed to track the performance of small capitalization companies. At March 31, 1996, the range of market capitalization of these companies was $20 million to $3.0 billion.(2)

(bullet) Fidelity Investments' Variable Insurance Products Fund - Equity-Income Portfolio seeks reasonable income by investing primarily in income-producing equity securities. In choosing these securities, the Fund will also consider the potential for capital appreciation.(3)

(bullet) Fidelity Investments' Variable Insurance Products Fund II - Contrafund Portfolio seeks maximum total return over the long term by investing its assets mainly in equity securities of companies that are undervalued or out-of-favor.(3)

(bullet) Janus Aspen Series--Aggressive Growth Portfolio is a non-diversified portfolio that seeks long-term growth of capital. The Portfolio pursues its investment objective by normally investing at least 50% of its equity assets in securities issued by medium sized companies. Medium-sized companies are those whose market capitalizations fall within the range of companies in the S&P MidCap 400 Index, which as of December 29, 1995 included companies with capitalizations between approximately $118 million and $7.5 billion, but which is expected to change on a regular basis.(4)

(bullet) Janus Aspen Series--Growth Portfolio seeks long-term growth of capital consistent with the preservation of capital. The Portfolio pursues its investment objective by investing in common stocks of a large number of issuers of any size.(4)

(bullet) Janus Aspen Series--Worldwide Growth Portfolio seeks long-term growth of capital consistent with the preservation of capital. The Portfolio pursues its investment objective primarily through investments in common stocks of foreign and domestic issuers.(4)

(bullet) Janus Aspen Series--Balanced Portfolio seeks long-term capital growth consistent with preservation of capital and balanced by current income. The Portfolio pursues its investment objective by investing 40%-60% of its assets in securities selected primarily for their growth potential and 40%-60% of its assets in securities selected primarily for their income potential.(4)

(bullet) Janus Aspen Series--Short Term Bond Portfolio seeks as high a level of current income as is consistent with preservation of capital. The Portfolio pursues its investment objective by investing primarily in short- and intermediate-term fixed income securities.(4)

(bullet) Scudder Variable Life Investment Fund - International Portfolio Class A Shares seeks long term growth of capital primarily through diversified holdings of marketable foreign equity investments.(5)

(bullet) TCI Portfolios, Inc.--TCI Growth (a Twentieth Century Fund) seeks capital growth. The Fund seeks to achieve its objective by investing in common stocks (including securities convertible into common stocks) and other securities that meet certain fundamental and technical standards of selection, and, in the opinion of TCI Growth's management, have better than average potential for appreciation.(6)

Investment Advisers of the Funds:

            (1)         Aetna Life Insurance and Annuity Company (adviser);
                        effective August 1, 1996, Aeltus Investment Managment, Inc. ("Aeltus") will become the Funds' sub-adviser.*

            (2)         Fred Alger Management, Inc.

            (3)         Fidelity Management & Research Company

            (4)         Janus Capital Corporation

            (5)         Scudder, Stevens & Clark, Inc.

            (6)         Investors Research Corporation

*The proposal relating to the approval of Aeltus as a sub-adviser for Aetna
 Variable Encore Fund will be submitted to shareholders at a meeting to be held on July 19, 1996. If approved, such proposal would also be effective on August 1, 1996.

Some of the above Funds may use instruments known as derivatives as part of their investment strategies, as described in their respective prospectuses. The use of certain derivatives such as inverse floaters and principal only debt instruments may involve higher risk of volatility to a Fund. The use of leverage in con-nection with derivatives can also increase risk of losses. See the prospectus for the Fund for a discussion of the risks associated with an investment in those Funds. You should refer to the accompanying prospectuses of the Funds for more complete information about their investment policies and restrictions.



Mixed and Shared Funding; Conflicts of Interest

Shares of the Funds are available to insurance company separate accounts which fund variable annuity contracts and variable life insurance policies, including the Policy described in this Prospectus. Because Fund shares are offered to separate accounts of both affiliated and unaffiliated insurance companies, it is conceivable that, in the future, it may not be advantageous for variable life insurance separate accounts and variable annuity separate accounts to invest in these Funds simultaneously, since the interests of such Policyowners or contractholders may differ. Although neither the Company nor the Funds currently foresees any such disadvantages either to variable life insurance or to variable annuity Policyowners, each Fund's Board of Trustees/Directors has agreed to monitor events in order to identify any material irreconcilable conflicts which may possibly arise and to determine what action, if any, should be taken in response thereto. If such a conflict were to occur, one of the separate accounts might withdraw its investment in a Fund. This might force that Fund to sell portfolio securities at disadvantageous prices.

Fund Additions, Deletions or Substitutions

The Company reserves the right, subject to compliance with appropriate state and federal laws, to add additional Fund(s) or cease to make Fund shares available under the Policy prospectively. The Company may substitute shares of one Fund for shares of another Fund if, among other things, (a) it is determined that a Fund no longer suits the purpose of the Policy due to a change in its investment objectives or restrictions; (b) the shares of a Fund are no longer available for investment; or (c) in the Company's view, it has become inappropriate to continue investing in the shares of the Fund. Substitution may be made with respect to both existing investments and the investment of any future premium payments. However, no substitution of securities will be made without prior notice to Policyowners, and without prior approval of the SEC or such other regulatory authorities as may be necessary, all to the extent required and permitted by the Investment Company Act of 1940 or other applicable law.

Fixed Account

Interests in the Fixed Account have not been registered with the SEC in reliance upon exemptions under the Securities Act of 1933, as amended. However, disclosure in this Prospectus regarding the Fixed Account may be subject to certain generally applicable provisions of the federal securities laws relating to the accuracy and completeness of the statements. Disclosure in this Prospectus relating to the Fixed Account has not been reviewed by the SEC.

The Fixed Account is a fixed funding option available under the Policy. The Company guarantees a minimum interest rate on amounts in the Fixed Account and assumes the risk of investment gain or loss. The investment gain or loss of the Separate Account or any of the Funds does not affect the Fixed Account Value.

The Fixed Account is secured by the general assets of the Company. The general assets of the Company include all assets of the Company other than those held in separate accounts sponsored by the Company or its affiliates. The Company will invest the assets of the Fixed Account in those assets chosen by the Company, as allowed by applicable law. Investment income of such Fixed Account assets will be allocated by the Company between itself and those policies participating in the Fixed Account.

The Company guarantees that, at any time, the Fixed Account Value will not be less than the amount of the Net Premiums allocated to the Fixed Account, plus interest at an annual rate of not less than 4%, less the amount of any Partial Surrenders, Policy Loans or Monthly Deductions. If the interest rate credited is greater than 4%, additional guaranteed excess interest of .85% will be credited to the Fixed Account Value beginning in Policy Year 11 or, if later, at the younger Insured's Attained Age 65.

Policy Choices

Premium Payments


The Policy is a flexible premium life insurance policy in that the Policyowner has the right to decide when to make premium payments and in what amounts. Your Policy provides various premium levels at which You may make payments. They are the Planned Premium, Basic Monthly Premium and the Guaranteed Death Benefit to the Younger Insured's Attained Age 100 Premium. The amount of each of Your premium levels will be shown in Your Policy. Alternatively, You make any other premium payments You wish as Additional Premiums. (See Guaranteed Death Benefit)


Payment of the Basic Monthly Premium, Guaranteed Death Benefit to the Younger Insured's Age 100 Premium, Planned Premiums, or Additional Premiums in any amount will not, except as noted below, guarantee that Your policy will remain in force. Conversely, failure to pay Basic Monthly Premiums, Planned Premiums or Additional Premiums will not necessarily cause Your Policy to lapse. Not paying Your applicable Guaranteed Death Benefit premium will, however, cause the Guaranteed Death Benefit to terminate and may cause the No Lapse Coverage not to be applicable. (See Guaranteed Death Benefit and No Lapse Coverage)


Planned Premiums are those premiums You request and We agree to bill on an annual, semiannual or quarterly basis. Pre-authorized automatic monthly check payments may also be arranged. Planned Premium due dates are measured from the Issue Date. The Planned Premium is also due on the Issue Date. You may request as Your Planned Premium for Your Policy the Basic Monthly Premium or the Guaranteed Death Benefit to the Younger Insured's Attained Age 100 Premium. Currently, there is no minimum Planned Premium.


You may increase Your Planned Premium at any time by submitting a Written Request to us or by paying Additional Premium. We may require evidence of insurability if the Additional Premium or the new Planned Premium during the current Policy Year would increase the difference between the Death Benefit and the Total Account Value. If satisfactory evidence of insurability is requested and not provided, We will refund the increase in premium without interest and without participation of such amounts in the Funds.

Premiums paid in excess of the Planned Premium or an increase in Your Planned Premium may cause the Policy to be classified as a "Modified Endowment Contract" for federal income tax purposes. (See Tax Matters)


At the time You apply for a Policy, if You have paid at least the amount equal to Your Basic Monthly Premium prior to the Issue Date and have answered favorably certain questions relating to each Insured's health, a temporary insurance agreement (where approved for use) in the amount applied for will be provided.

Under limited circumstances, We may backdate a Policy, upon request, by assigning an Issue Date earlier than the date the application is signed but no earlier than six months prior to state approval of the Policy. Backdating may be desirable, for example, so that You can purchase a particular Policy Specified Amount for lower Cost of Insurance Rates based on a younger insurance age. For a backdated Policy, You must pay the premium for the period between the Issue Date and the date the application is received at the Home Office. Backdating of Your Policy will not affect the date on which Your premium payments are credited to the Separate Account and You are credited with Accumulation Units. You cannot be credited with Accumulation Units until Your Net Premium is actually deposited in the Separate Account. (See Accumulation Units)

The initial premium equal to at least your Basic Monthly Premium should be made by check or money order and made payable to the Company and given to the agent with Your application. After the first premium payment, all premiums must be sent directly to our Home Office and will be deemed received when actually received at the Home Office. All Your premium payments, including Your first premium payment, will be allocated as You have directed, effective the Valuation Period when each payment is actually received in the Home Office. (See Right of Policy Examination)


You may reallocate Your future premium payments at any time by Your request to us. Allocations must be changed in whole percentages. The change will be effective as of the date of the next premium payment after You notify Us. We will send You confirmation of the change. (See Transfers and Allocations to Funding Options)

Guaranteed Death Benefit

The Guaranteed Death Benefit provision assures that, the Policy will not lapse if certain premiums are paid when due. As long as there are no outstanding Policy Loans, have been no Partial Surrenders and all the Guaranteed Death Benefit premiums due since the Issue Date are paid on or before each Monthly Deduction Day, the Policy will not lapse even if the Surrender Value is insufficient to satisfy the current Monthly Deductions. If on a Monthly Deduction Day, all or part of the applicable Guaranteed Death Benefit premiums have not been paid, You will have 61 days from the Monthly Deduction Day to pay the amount of the applicable Guaranteed Death Benefit premiums due. Failure to do so will cause the corresponding Guaranteed Death benefit to terminate. The Guaranteed Death Benefit is available to the younger Insured's Attained Age 80 or to the younger Insured's Attained Age 100.

The Guaranteed Death Benefit to the Younger Insured's Attained Age 80 assures that Your Policy will not lapse prior to the later of the younger Insured's Attained Age 80 or 10 Policy Years from the Issue Date. The premium for this Guaranteed Death Benefit is the Basic Monthly Premium.

The Guaranteed Death Benefit to the Younger Insured's Attained Age 100 assures that Your Policy will not lapse prior to the younger Insured's Attained Age 100. The premium for this Guaranteed Death Benefit is the Guaranteed Death Benefit to the Younger Insured's Age 100 Premium.

If the Guaranteed Death Benefit to the Younger Insured's Attained Age 100 has terminated because sufficient payments have not been made, We will determine if the condition for the Guaranteed Death Benefit to the Younger Insured's Attained Age 80 has been satisfied. If satisfied, the Guaranteed Death Benefit Provision to the Younger Insured's Age 100 will terminate and the conditions set forth in the Guaranteed Death Benefit to the Younger Insured's Age 80 provision will be applicable.

The Guaranteed Death Benefit may not be available in all circumstances and is only available in those states where it is approved. Once terminated, the Guaranteed Death Benefit to the Younger Insured's Attained Age 80 and the Guaranteed Death Benefit to the Younger Insured's Attained Age 100 provisions cannot be reinstated.

No Lapse Coverage Provision

The Policy will not terminate within the 5-year period after its Issue Date or the Issue Date of any increase if sufficient premiums have been paid. The Policy will not terminate if on any Monthly Deduction Day within that period the sum of premiums paid within that period equals or exceeds (a) the sum of the Basic Monthly Premiums for each Policy Month from the start of the period, including the current month; plus (b) any Partial Surrenders; plus (c) any increase in the Loan Account Value since the start of the period.

If on any Monthly Deduction Day within the 5-year period the sum of premiums paid is less than the sum of items (a), (b) and (c) above and the Total Account Value is less than the Monthly Deduction the Policy will enter the Grace Period. Additional premiums payments must be paid to prevent the termination of the Policy. (See Grace Period)

After the 5-year period expires, on each Monthly Deduction Day, the Surrender Value must be greater than the Monthly Deduction to prevent activation of the Grace Period provision of the Policy, unless a Guaranteed Death Benefit is in force. (See Guaranteed Death Benefit and Grace Period)

Death Benefit Options

At the time of purchase, You must choose between the two available Death Benefit Options. The amount payable upon the Second Death is based upon one of the following Death Benefit Options You choose.

Under Option 1 the Death Benefit will be the greater of: (a) the Specified Amount or (b) a percentage of the Total Account Value. This Percentage is 1 divided by the Net Single Premium per dollar of Specified Amount.

Under Option 2 the Death Benefit will be the greater of: (a) the Specified Amount plus the Total Account Value on the date of death or (b) a percentage of the Total Account Value. This percentage is 1 divided by the Net Single Premium per dollar of Specified Amount. Option 2 provides a varying Death Benefit which increases or decreases over time, depending upon the amount of premium paid and the investment performance of the Fund(s) You choose.

Under both Option 1 and Option 2, the Death Benefit may be affected by Partial Surrenders. The Death Benefit payable under either Option will be reduced by the amount necessary to repay the Loan Account Value in full and, if the Policy is within the Grace Period, any payment required to keep the Policy in force. (See Partial Surrenders)

Transfers and Allocations to Funding Options

At any time prior to the Maturity Date, You may transfer all or part of each Fund Account Value to any other Fund or to the Fixed Account Value at any time. Funds may be transferred between the Funds or from the Funds to the Fixed Account. We reserve the right to charge an administrative fee of $25 for more than 12 transfers per year.

We reserve the right to limit the total number of Funds You may elect to 15 over the lifetime of the Policy.

Within the forty-five days following the Policy Anniversary, You may request a transfer of a portion of the Fixed Account Value to one or more of the Funds. This type of transfer is allowed only once within this forty-five day period, and We must receive Your request at the Home Office within the forty-five day period. The transfer will be effective on the Valuation Date that Your request is received by the Home Office. The amount of such transfer cannot exceed 25% of the Fixed Account Value.

Accumulation Units for each Variable Option will be added to or subtracted from Your Separate Account Value, based on each Variable Option's Accumulation Unit Value at the end of the Valuation Period when request for such transfer is received by Us. A dollar amount will be added to or subtracted from the Fixed Account Value according to the terms of Your request for transfer. You should carefully consider current market conditions and each Fund's investment policies and related risks before allocating money to the Funds. (See Premium Payments and Accumulation Units)

Telephone Transfers

You may request a transfer of Account Values either in writing or by telephone. In order to make telephone transfers, a written telephone transfer authorization form must be completed by the Policyowner and returned to the Company at its Home Office. Once the form is processed, the Policyowner may request a transfer by telephoning the Company at 1-800-334-7586. All transfers must be in accordance with the terms of the Policy.

Transfer instructions are currently accepted on each Valuation Date. Once instructions have been accepted, they may not be rescinded; however, new telephone instructions may be given on the following day. If the transfer instructions are not in good order, the Company will not execute the transfer and You will be notified.

We will use reasonable procedures, such as requiring identifying information from callers, recording telephone instructions, and providing written confirmation of transactions, in order to confirm that telephone instructions are genuine. Any telephone instructions which We reasonably believe to be genuine will be Your responsibility, including losses arising from any errors in the communication of instructions. As a result of this procedure, the Policyowner will bear the risk of loss. If the Company does not use reasonable procedures, as described above, it may be liable for losses due to unauthorized instructions.

Automated Transfers (Dollar Cost Averaging)

Dollar Cost Averaging describes a system of investing a uniform sum of money at regular intervals over an extended period of time. Dollar Cost Averaging is based on the economic fact that buying a security with a constant sum of money at fixed intervals results in acquiring more of the item when prices are low and less of it when prices are high.

You may establish automated transfers of Fund Account Values on a monthly or quarterly basis from the Aetna Variable Encore Fund to any other Fund through Written Request or other method acceptable to the Company. Dollar Cost Averaging is not permitted to or from the Fixed Account. You must have a minimum of $5,000 allocated to the Aetna Variable Encore Fund in order to enroll in the Dollar Cost Averaging program. The minimum automated transfer amount is $50 per month. You may start or stop participation in the Dollar Cost Averaging program at any time, but You must give the Company at least 30 days' notice to change any automated transfer instructions that are currently in place. The Company reserves the right to suspend or modify automated transfer privileges at any time.

Before participating in the Dollar Cost Averaging program, You should consider the risks involved in switching between investments available under the Policy. Dollar Cost Averaging requires regular investments regardless of fluctuating price levels, and does not guarantee profits or prevent losses. Therefore, You should carefully consider market conditions and each Fund's investment policies and related risks before electing to participate in the Dollar Cost Averaging Program.


Policy Values

Total Account Value

Once Your Policy has been issued, each Net Premium allocated to a Variable Option of the Separate Account is credited in the form of Accumulation Units of the Variable Option based on that Variable Option's Accumulation Unit Value. Each Net Premium will be credited to Your Policy at the Accumulation Unit Value(s) determined for the Valuation Period in which it is received and accepted by Us at Our Home Office following the Issue Date of the Policy. The number of Accumulation Units credited is determined by dividing the Net Premium by the value of an Accumulation Unit computed after the premium is received and accepted by Us. Since each Variable Option has a unique Accumulation Unit Value, if You have elected a combination of Variable Options You will have Accumulation Units credited to Your Separate Account Value for each Variable Option.

The Total Account Value of Your Policy is determined by: (a) multiplying the total number of Accumulation Units credited to the Policy for each applicable Variable Option by its appropriate current Accumulation Unit Value; (b) if You have elected a combination of Variable Options, totaling the resulting value; and (c) adding any values attributable to the Fixed Account and any values attributable to the Loan Account Value.

The number of Accumulation Units credited to a Policy will not be changed by any subsequent change in the value of an Accumulation Unit. The number is increased by subsequent contributions to or transfers into a Variable Option, and decreased by charges and withdrawals from that Variable Option.

The Fixed Account Value reflects amounts allocated to the general account through payment of premiums or transfers from the Separate Account. Amounts allocated to the Fixed Account Value are guaranteed; however there is no assurance that the Separate Account Value of the Policy will equal or exceed the Net Premiums paid and allocated to the Separate Account.

You will be advised at least annually as to the number of Accumulation Units which remain credited to the Policy, the current Accumulation Unit Values, the Separate Account Value, the Fixed Account Value, and the Total Account Value.

Accumulation Unit Value

The value of an Accumulation Unit for any Valuation Period is determined by multiplying the value of an Accumulation Unit for the immediately preceding Valuation Period by the net investment factor for the current period for the appropriate Variable Option. The net investment factor equals the net investment rate plus 1.0. The net investment rate is determined separately for each Variable Option as follows:

The net investment rate equals (a) the net assets of the Variable Option held in Variable Life Account B at the end of a Valuation Period; minus (b) the net assets of the Variable Option held in Variable Life Account B at the beginning of that Valuation Period, adjusted by any taxes or provisions for taxes attributable to the operation of Variable Life Account B; divided by (c) the value of the Variable Option's Accumulation Units held in Variable Life Account B at the beginning of the Valuation Period; minus (d) a daily charge for mortality and expense risk expenses.

Maturity Value

The Maturity Value of the Policy is the Total Account Value less the Loan Account Value less any unpaid accrued interest.

Surrender Value

The Surrender Value of the Policy is the amount You can receive in cash by surrendering the Policy. All or part of the Surrender Value may be applied to one or more of the Settlement Options described in this Prospectus or in any manner to which We agree and that We make available. (See Charges Deducted Upon Surrender)


Policy Rights

Full Surrenders

By Written Request, You may surrender the Policy for its Full Surrender Value at any time before the Maturity Date while one or both Insureds is alive. All insurance coverage under the Policy will end on the date of the Full Surrender. The Full Surrender Value will equal (a) the Total Account Value on the date of surrender; less (b) the Surrender Charge; less (c) the Loan Account Value plus any accrued interest. We will require return of the Policy. (See Right to Defer Payment, Policy Settlement and Payment of Benefits)

Partial Surrenders

By Written Request, You may, at any time after the expiration of the Right of Policy Examination, partially surrender the Policy.

A Partial Surrender Charge will be deducted from the amount of the Total Account Value which is surrendered. The minimum amount of any Partial Surrender after any Partial Surrender charge is applied is $500. We may also charge an administrative fee of $25.

The Partial Surrender charge will be in proportion to the Surrender Charge that would apply to a Full Surrender. The proportion will be computed as the amount of the net Partial Surrender divided by the sum of the Fixed Account Value and the Separate Account Value less the Full Surrender Charge. When the Partial Surrender is made, any future Surrender Charge will be reduced in the same proportion.

The Partial Surrender Charge, and the net amount surrendered will reduce the Policy's values as described in the Charges Deducted Upon Surrender section.

If the Death Benefit Option for the Policy is Option 1, a Partial Surrender will reduce the Total Account Value, Death Benefit, and Specified Amount. The Specified Amount and Total Account Value will be reduced by equal amounts. However, We will not allow a Partial Surrender if the Specified Amount will be reduced below the minimum Specified Amount of $250,000.

If the Death Benefit Option for the Policy is Option 2, a Partial Surrender will reduce the Total Account Value and the Death Benefit. The Specified Amount will not be reduced.

If the Death Benefit for the Policy is determined as the Total Account Value divided by the Net Single Premium, the Partial Surrender may not reduce the Specified Amount.

A reduction in the Specified Amount will cause a reduction in the required premiums for the Guaranteed Death Benefit. The future premium required to maintain the Guaranteed Death Benefit will be based on the new Specified Amount.

If, at the time of a Partial Surrender, Your Total Account Value is attributable to the Separate Account and the Fixed Account, the Surrender Charge, the transaction charge and the amount paid to You upon the Partial Surrender will be deducted from the Separate Account Value and the Fixed Account Value in the same proportion as these values bear to the sum of the Fixed Account Value and the Separate Account Value on the date of the deduction. This is accomplished by liquidating Accumulation Units and withdrawing the value of the liquidated Accumulation Units from each Variable Option in the same proportion as their respective values have to the sum of Your Fixed Account and Separate Account Values. (See Right to Defer Payment, Policy Changes and Payment of Benefits)

Paid-Up Nonforfeiture Option

By Written Request, You may elect, at any time before the Maturity Date, to continue the Policy as paid-up life insurance.

The Surrender Value will be applied as a Net Single Premium to determine the Specified Amount of the paid-up insurance. The cost of the paid-up insurance will be based on the guaranteed maximum Cost of Insurance Rates in the Policy and an interest rate of 4.0% compounded annually. However, the Specified Amount of the paid-up insurance cannot exceed the Death Benefit under the Policy as of the effective date of the paid-up insurance. Any excess Surrender Value will be refunded to You.

Full and Partial Surrenders and Policy Loans, as described in this Prospectus, will be allowed if the Policy is continued in force as paid up insurance.

Proceeds payable under this option upon death or maturity will equal the Specified Amount less debt of the paid up insurance. (See Tax Matters)

Grace Period

If the Surrender Value is insufficient to satisfy a Monthly Deduction on the Monthly Deduction Day, We will allow You 61 days of grace for payment of an amount sufficient to continue coverage. We may require payment of the amount necessary to keep the Policy in force for the current month plus two additional months.

Written notice will be mailed to Your last known address, according to Our records, not less than 61 days before termination of the Policy. This notice will also be mailed to the last known address of any assignee of record.

During the days of grace the Policy will stay in force. If the Second Death occurs during the days of grace, We will deduct an amount required to keep the Policy in force from the Death Benefit.

If payment is not made within 61 days after the Monthly Deduction Day, the Policy will terminate without value at the end of the Grace Period. The termination will be effective on the Monthly Deduction Day for the first unpaid Monthly Deduction.

Reinstatement of a Lapsed Policy

If the Policy terminates as provided in its Grace Period benefit, it may be reinstated. To reinstate the Policy, the following conditions must be met:

(bullet) The Policy has not been fully surrendered.

(bullet) You must apply for reinstatement within 5 years after the date of termination and before the Maturity Date.

(bullet) We must receive evidence of insurability, satisfactory to Us, on each Insured.

(bullet) We must receive a premium payment sufficient to keep the Policy in force for the current month plus two additional months.

Supplemental Benefits will be reinstated only with Our consent. (See Grace Period and Premium Payments)

Coverage Beyond Maturity

You may elect to continue coverage beyond the Maturity Date provided the Policy is in force on the Maturity Date. If elected, on the Maturity Date the Separate Account Value of the Policy will be transferred to the Fixed Account where it will continue to earn interest as described in the Policy. Monthly Deduction Amounts will continue to be deducted, with a Cost of Insurance rate equal to zero. Only payments required to keep the policy in force will be accepted beyond the Maturity Date.

The Policy may be subject to certain adverse tax consequences when continued beyond the Maturity Date.

All other rights and benefits as described in the Policy will be available before the Second Death.

Coverage Beyond Maturity is not permitted in New York.

Right to Defer Payment

Payments of any Separate Account Value will be made within 7 days after Our receipt of Your Written Request. However, the Company reserves the right to suspend or postpone the date of any payment of any benefit or values for any Valuation Period (1) when the New York Stock Exchange is closed (except holidays or weekends); (2) when trading on the Exchange is restricted; (3) when an emergency exists as determined by the SEC so that disposal of the securities held in the Funds is not reasonably practicable or it is not reasonably practicable to determine the value of the Funds' net assets; or (4) during any other period when the SEC, by order, so permits for the protection of security holders. For payment from the Separate Account in such instances, We may defer payment of Full Surrender and Partial Surrender Values, any Death Benefit in excess of the current Specified Amount, and any portion of the Loan Value.

Payment of any Fixed Account Value may be deferred for up to six months, except when used to pay amounts due Us.

Policy Loans

We will grant loans at any time after the expiration of the Right of Policy Examination and before the Maturity Date. The amount of the loan will not be more than the Loan Value. Unless otherwise required by state law, the Loan Value for this Policy is 90% of the sum of the Fixed Account Value and the Separate Account Value.

The amount of the loan will be transferred out of the Fixed Account and Separate Account Values as described in the Policy Values section. The loan amount increases the Loan Account Value. The loan may be repaid in full or in part at any time prior to the Maturity Date as long as this Policy is in force and one or both Insureds is alive. The amount necessary to repay all loans in full is the Loan Account Value plus any accrued interest. Loan repayments will be allocated to the Fixed Account Value and the Separate Account Value in the same proportion in which the loan was taken. The Loan Account Value will be reduced by payments You identify as loan repayments. All other payments will be considered premium payments.

The amount of interest earned on the Loan Account Value and the amount of interest charged to You on a loan depends on whether the loan is considered preferred. A preferred loan is a loan beginning in the 11th Policy Year or upon the younger Insured's Attained Age 65, whichever is later, and on each Policy Anniversary thereafter, that is taken from the Separate Account Value. The interest rate charged on the preferred loan and the interest rate credited to the Loan Account Value is 4%.

For all other loans, the loan interest rate charged is 8%. The Loan Account Value will earn interest at the guaranteed rate of 4%; however, We may credit interest in excess of this rate.

Interest is due and payable on the next Policy Anniversary, the date this Policy ends or upon full repayment of the Loan Account Value. Any interest not paid when due will be added to the Loan Account Value on the Policy Anniversary and will itself bear interest on the same terms.

An outstanding loan amount will decrease the Surrender Value available under the Policy. For example, if a Policy has a Surrender Value of $10,000, You may take a loan of 90% or $9,000, leaving a new Surrender Value of $1,000. If a loan is not repaid, it will permanently decrease the Surrender Value which could cause the Policy to lapse. In addition, the Death Benefit will be decreased because of an outstanding Policy Loan. Furthermore, even if the loan is repaid, the amount of the Death Benefit and the Policy's Surrender Value may be permanently affected since the Loan Account Value is not credited with the investment experience of the Funds.

Policy Changes

You may make changes to Your Policy, as described below, by submitting a Written Request to Our Home Office. Supplemental Policy Specifications and/or a notice confirming the change will be sent to You once the change is completed.

Increase in Specified Amount

Increases will be allowed at any time while this Policy is in force while both Insureds are alive subject to the following conditions. The increase may be rescinded by You within 45 days of the subsequent application or within 10 days of receipt of the supplemental Policy Specifications and/or notice of the right to rescind the increase, whichever is latest.

(bullet) Satisfactory evidence of insurability on both Insureds will be required.

(bullet) The Issue Date for any increase will be shown in the supplemental
         Policy Specifications.

(bullet) The Surrender Value immediately after an increase must be at least three times the sum of (a) the most recent Monthly Deduction from the Total Account Value and (b) the Specified Amount of the increase multiplied by the applicable Cost of Insurance Rate divided by 1000.

(bullet) An increase in the Specified Amount will increase the Surrender Charge.

(bullet) The 5-year period as described in the No Lapse Coverage provision will restart on the Issue Date of the increase.

(bullet) The Basic Monthly Premium and the premium required to satisfy the Guaranteed Death Benefit to the Younger Insured's Age 100 will be adjusted when the Specified Amount is increased.


Decrease in Specified Amount

You may decrease the Specified Amount of this Policy after the 5th Policy Year, however:

(bullet) We will not allow a decrease in the Specified Amount if the Specified
         Amount would be reduced below the minimum Specified Amount of $250,000.

(bullet) For a decrease in the Specified Amount, the Issue Date will be the Monthly Deduction Day on or next following the date on which Your Written Request is received.

(bullet) The decrease will reduce any past increases in the reverse order in which they occurred.

(bullet) The Basic Monthly Premium and the premium required to satisfy the Guaranteed Death Benefit to the Younger Insured's Age 100 will be based on the new Specified Amount.

(bullet) There will be no change in the Surrender Charge.

Change in Death Benefit Option

Any change in the Death Benefit Option is subject to the following conditions:

(bullet) We will not allow a change in the Death Benefit Option if the Specified
         Amount will be reduced below the minimum Specified Amount of $250,000.

(bullet) The change will take effect on the Monthly Deduction Day on or next following the date on which Your Written Request is received.

(bullet) There will be no change in the Surrender Charge.

(bullet) Evidence of insurability may be required.

(bullet) Changes from Option 1 to 2 will be allowed at any time while this Policy is in force. The Specified Amount will be reduced to equal the Specified Amount less the Total Account Value at the time of the change.

(bullet) Changes from Option 2 to 1 will be allowed at any time while this policy is in force. The new Specified

         Amount will be increased to equal the Specified Amount plus the Total Account Value as of the date of the change.

(See Surrender Charge and Right of Policy Examination)

Right of Policy Examination

The Policy has a free look period during which You may examine the Policy. If for any reason You are dissatisfied, it may be returned to Aetna or its representative within 45 days of Application, within 10 days of receipt of the Policy or 10 days after Aetna mails notice of right to cancel, whichever is latest. Return the Policy to Aetna, Individual Life Insurance, at 151 Farmington Avenue, Hartford, Connecticut 06156. Upon its return, the Policy will be deemed void from its beginning. The amount refunded will be (a) the difference between payments made and amounts allocated to Variable Life Account B plus (b) the value of amount allocated to Variable Life Account B on the date the returned contract is received by Aetna plus (c) any charges made under this Policy's terms on the amounts allocated to Variable Life Account B or (d) where required by State law, the entire payment made.

The Right of Policy Examination also applies to Increases in the Specified Amount. The increase may, for any reason, be rescinded by You within 45 days of the Subsequent Application, or within 10 days of receipt of the Supplemental Policy Specifications and/or notice of the right to rescind the increase, whichever is latest.

Supplemental Benefits

The supplemental benefits currently available as riders to the Policy include the following:

(bullet) Disability Benefit Rider -- provides for a credit of the benefit amount described in the Policy in the event of the total disability of the covered Insured.

(bullet) Split Option Amendment Rider -- allows You, upon election, to exchange the Policy for two individual policies, one on each Insured named in the Policy, subject to the terms of the rider.

(bullet) Four Year Term Rider -- provides non-participating term insurance for the first four Policy Years. The benefit amount described in the Policy increases the Policy's Death Benefit.

Other riders for supplemental benefits may become available under the Policy from time to time. The charges for each of these riders are illustrated in Your Policy.

Death Benefit

The Death Benefit under the Policy will be paid in a lump sum unless You or the beneficiary have elected that it be paid under one or more of the Settlement Options.

Payment of the Death Benefit may be delayed if the Policy is being contested. You may elect a Settlement Option for the beneficiary and deem it irrevocable. You may revoke or change a prior election. The beneficiary may make or change an election within 90 days of the Second Death, unless You have made an irrevocable election. The beneficiary who has elected Settlement Option 1 may elect another option after the Second Death.

All or part of the Death Benefit may be applied under one of the Settlement Options, or such options as We may choose to make available in the future.

If the Policy is assigned as collateral security, We will pay any amount due the assignee in a lump sum. Any excess Death Benefit due will be paid as elected.

(See Right to Defer Payment and Policy Settlement)

Policy Settlement

Proceeds in the form of Settlement Options are payable by the Company upon the death of the Surviving Insured or upon Full Surrender or upon maturity and may be paid in a lump sum, in whole or in part, under any of the Settlement Options available under the Policy.

A Written Request may be made to elect, change or revoke a Settlement Option before payments begin under any Settlement Option. This request will take effect upon its filing at our Home Office. If no Settlement Option has been elected by You when the Death Benefit becomes payable to the beneficiary, that beneficiary may make the election.

The first variable Settlement Option payment will be as of the tenth Valuation Period following Our receipt of the properly-completed election form.

Settlement Options are funded by Variable Annuity Account B, a separate account of the Company established in 1976 in accordance with the insurance laws of the State of Connecticut. Variable Annuity Account B was formed for the purpose of segregating assets attributable to the variable portion of the variable annuity contracts and variable life settlement options from the Company's other assets. Variable Annuity Account B is registered as a unit investment trust under the Investment Company Act of 1940, and meets the definition of separate account under the federal securities laws. A Variable Annuity Account B prospectus will be provided in connection with selecting a Settlement Option.

Settlement Options

The following Settlement Options are available under the Policy:

(bullet) Option 1 - Payment of interest on the sum left with Us.

(bullet) Option 2 - Payments for a stated number of years, but no more than thirty.

(bullet) Option 3 - Payments for the lifetime of the Annuitant. If also chosen, We will guarantee payments for 60, 120, 180, or 240 months.

(bullet) Option 4 - Life Income Based Upon the Lives of Two Payees - an annuity will be paid during the joint lifetimes of two Annuitants. Payments will continue until both Annuitants have died. When this option is chosen, a choice must be made of:

         (a)  100% of the payment to continue after the first death;

         (b)  66-2/3% of the payment to continue after the first death;

         (c)  50% of the payment to continue after the first death;

         (d) Payments for a minimum of 120 months, with 100% of the payment to continue after the first death; or

         (e) 100% of the payment to continue to the survivor if the survivor is the original payee, and 50% of the payment to continue to the survivor if the survivor is the second payee.

In most states, no election may be made that would result in a first payment of less than $25 or that would result in total yearly payments of less than $120. If the value of the Policy is insufficient to elect an option for the minimum amount specified, a lump-sum payment must be elected.

Calculation of Settlement Option Values

The value of the Settlement Options will be calculated as set forth in the Policy.


Pension Plans

AetnaVest Estate Protector is not designed to be used in a pension or profit-sharing plan as an investment vehicle or to provide life insurance protection. Therefore, an AetnaVest Estate Protector Policy will not be issued to such a plan. Transfer of ownership of an AetnaVest Estate Protector Policy to a tax-qualified pension or profit-sharing plan after the Policy has been issued is not recommended, because the Policy terms may be in conflict with federal law governing these plans.


The Company

The Aetna Life Insurance and Annuity Company is a stock life insurance company organized under the insurance laws of the State of Connecticut in 1976. Through a merger, it succeeded to the business of Aetna Variable Annuity Life Insurance Company (formerly Participating Annuity Life Insurance Company organized in
1954). The Company is engaged in the business of issuing life insurance policies and annuity contracts in all states of the United States.


The Company is registered as a broker-dealer under the Securities Exchange Act of 1934 and is a member of the National Association of Securities Dealers. As such it serves as the principal underwriter for the securities offered hereunder and also acts as the principal underwriter for Variable Annuity Accounts B, C and G (separate accounts of the Company registered as unit investment trusts), and Variable Annuity Account I (a separate account of Aetna Insurance Company of America registered as a unit investment trust). Additionally, the Company is registered as an investment adviser under the Investment Advisers Act of 1940 and, as such, is the investment adviser for Aetna Variable Fund, Aetna Income Shares, Aetna Variable Encore Fund, Aetna Investment Advisers Fund, Inc., Series B of Aetna GET Fund, Aetna Series Fund, Inc. and Aetna Generation Portfolios, Inc. The Company is also the depositor of Variable Annuity Accounts B, C and G.

Directors & Officers

Name and Address*       Position with Company                 Principal Occupation During Past 5 Years
- ----------------        ---------------------                 ----------------------------------------
Daniel P. Kearney       Director, President and Chairman,     President (since December 1993),
                        Executive Committee (Principal        Aetna Life Insurance and Annuity
                        Executive Officer)                    Company; Executive Vice President (since December 1993),
                                                              and Group Executive, Financial Division (February
                                                              1991-December 1993), Aetna Life and Casualty Company.


                                       21

Christopher J. Burns    Director and Senior Vice President    Senior Vice President, Sales & Service (since February
                                                              1996), and Senior Vice President, Life (March
                                                              1991-February 1996), Aetna Life Insurance and Annuity
                                                              Company.

Laura R. Estes          Director and Senior Vice President    Senior Vice President, Manage/ Design Products and
                                                              Services (since February 1996), and Senior Vice
                                                              President, Pensions (March 1991-February 1996), Aetna
                                                              Life Insurance and Annuity Company.

Timothy A. Holt         Director, Senior Vice President and   Senior Vice President, Strategy & Finance, and Chief
                        Chief Financial Officer               Financial Officer (since February 1996), Aetna Life
                                                              Insurance and Annuity Company; Vice President, Portfolio
                                                              Management/Investment Group (August 1992-February 1996),
                                                              Aetna Life and Casualty Company; Treasurer (February 1990-
                                                              July 1991), Aeltus Investment Management, Inc.

Gail P. Johnson         Director and Vice President           Vice President, Service and Retain Customers (since
                                                              February 1996); Vice President, Defined Benefit Services
                                                              (September 1994-February 1996); Vice President, Plan
                                                              Services, Pensions and Financial Services (December
                                                              1992-September 1994); Managing Director, Business
                                                              Strategy (July 1991-December 1992); Assistant Vice
                                                              President, Portfolio Management, Financial Division
                                                              (June 1987-July 1991); - Aetna Life Insurance and
                                                              Annuity Company.

John Y. Kim             Director and Senior Vice President    President (since December 1995), Aeltus Investment
                                                              Management, Inc.; Chief Investment Officer (since May
                                                              1994), Aetna Life and Casualty Company; Managing
                                                              Director (September 1993-April 1994), Mitchell Hutchins
                                                              Institutional Investors (New York, New York); Vice
                                                              President and Senior Portfolio Manager (October
                                                              1991-August 1993), and Vice President, Investor
                                                              Relations (1990-1992), Aetna Life and Casualty Company.

                                       22

Shaun P. Mathews        Director and Vice President           Vice President, Products Group (since  February 1996);
                                                              Senior Vice President, Strategic Markets and Products
                                                              (February 1993-February 1996); and Senior Vice
                                                              President, Mutual Funds (March 1991-February 1993) -
                                                              Aetna Life Insurance and Annuity Company.

Glen Salow              Director and Vice President           Vice President, Information Technology (since February
                                                              1996), Vice President, Information Technology,
                                                              Investments and Financial Services (February
                                                              1995-February 1996); Vice President, Investment Systems
                                                              (1992-1995), AIT - Aetna Life Insurance and Annuity
                                                              Company; Senior Vice President (December 1986-August
                                                              1992), Lehman Brothers.

Creed R. Terry          Director and Vice President           Vice President, Select and Manage Markets (since
                                                              February 1996), Market Strategist (August 1995-February
                                                              1996) - Aetna Life Insurance and Annuity Company;
                                                              President (1991-1995), Chemical Technology Corporation
                                                              (a subsidiary of Chemical Bank).

Zoe Baird               Senior Vice President and             Senior Vice President and General
                        General Counsel                       Counsel (since April 1992), Vice President and General
                                                              Counsel (July 1990-April 1992), Aetna Life and Casualty
                                                              Company.

Susan E. Schechter      Counsel and Corporate Secretary       Counsel (since November 1993), Aetna Life and Casualty
                                                              Company; Associate Attorney (September 1986-October
                                                              1993), Steptoe & Johnson.

                                       23

Eugene M. Trovato       Vice President and Treasurer          Vice President and Treasurer,
                        Corporate Controller                  Corporate Controller (since February 1996), Vice

                                                              President and Controller (February 1995-February 1996),
                                                              Aetna Life Insurance and Annuity Company; Vice President,
                                                              Financial Reporting (December 1991-February 1995), Assistant
                                                              Vice President, Financial Reporting (June 1989-December 1991),
                                                              Aetna Life and Casualty Company.

Diane B. Horn           Vice President and Chief              Vice President and Chief Compliance Officer
                        Compliance Officer                    (since February 1996), and Senior Compliance
                                                              Officer (August 1993-February 1996), Aetna
                                                              Life Insurance and Annuity Company; Director
                                                              of Compliance (May 1991-July 1993), Kemper
                                                              Life Insurance Company.

*The address of all Directors and Officers listed is 151 Farmington Avenue, Hartford, Connecticut. These individuals may also be directors and/or officers of other affiliates of the Company.

Directors, officers and employees of the Company are covered by a blanket fidelity bond in the amount of $60 million issued by Aetna Casualty and Surety Company.



Additional Information

Reports to Policyowners

The Company will maintain all records relating to the Separate Account. At least once in each Policy Year, the Company will send You a statement containing the following information:

(1) A statement of changes (including a statement of monthly deductions and investment results and any interest earnings for the report period) in the Total Account Value and Surrender Value since the prior report or since the Issue Date, if there has been no prior report;

(2) Surrender Value, Death Benefit, and any Loan Account Value as of the Policy Anniversary; and

(3) a projection of the Total Account Value, Loan Account Value and Surrender Value as of the succeeding Policy Anniversary.

If any portion of Your Total Account Value is allocated to the Separate Account, You will receive such additional periodic reports as may be required by the SEC. Some state laws require additional reports; these requirements vary from state to state.

Right to Instruct Voting of Fund Shares

In accordance with our view of present applicable law, We will vote the shares of each of the Funds held in the Separate Account in accordance with instructions received from Policyowners having a voting interest in the Funds. Policyowners having such an interest will receive periodic reports relating to the Fund, proxy material and a form for giving voting instructions. The number of shares which You have a right to vote will be determined as of a record date established by the Fund. The number of votes that You are entitled to direct with respect to a Fund will be determined by dividing the portion of Your Total Account Value attributable to that Fund by the net asset value of one share in the Fund. Voting instructions will be solicited by written communication at least 14 days before such meeting.

The votes will be cast at meetings of the shareholders of the Fund and will be based on instructions received from Policyowners. However, if the Investment Company Act of 1940 or any regulations thereunder should be amended or if the present interpretation thereof should change, and as a result We determine that We are permitted to vote the shares of the Fund in our own right, We may elect to do so.

Fund shares for which no timely instructions are received and Fund shares which are not otherwise attributable to Policyowners will be voted by Us in the same proportion as the voting instructions which are received for all Policies participating in each Fund through the Separate Account.

Disregard of Voting Instructions

When required by state insurance regulatory authorities, We may disregard voting instructions if the instructions require that the shares be voted so as to cause a change in the sub-classification or investment objectives of a Fund or to approve or disapprove an investment advisory contract for a Fund. In addition, We may disregard voting instructions initiated by a Policyowner in favor of changes in the investment policy or the investment adviser of the Fund if We reasonably disapprove of such changes.

A change would be disapproved only if the proposed change is contrary to state law or prohibited by state regulatory authorities or if We determine that the change would have an adverse effect on the Separate Account if the proposed investment policy for a Fund would result in overly speculative or unsound investments. In the event that We do disregard voting instructions, a summary of that action and the reasons for such action will be included in the next annual report to Policyowners.

State Regulation

With the exception of Guam, Puerto Rico and the Virgin Islands, the Policy will be offered for sale in all jurisdictions where the Company is authorized to do business and where the Policy has been approved by the appropriate Insurance Department or regulatory authorities.

The Company is subject to regulation and supervision by the Insurance Department of the State of Connecticut, which periodically examines its affairs. The Company is also subject to the insurance laws and regulations of all jurisdictions where it is authorized to do business. We are required to submit annual statements of our operations, including financial statements, to the insurance departments of the various jurisdictions in which We do business, for the purposes of determining solvency and compliance with local insurance laws and regulations.

Legal Matters

The Company knows of no material legal proceedings pending to which either the Separate Account or the Company is a party or which would materially affect the Separate Account. The legal validity of the securities described in the prospectus has been passed on by Susan E. Bryant, Counsel.

The Registration Statement

A Registration Statement under the Securities Act of 1933 has been filed with the SEC relating to the offering described in this Prospectus. This Prospectus does not include all of the information set forth in the Registration Statement, certain portions of which have been omitted pursuant to the rules and regulations of the SEC. The omitted information may be obtained at the SEC's principal office in Washington, D.C., upon payment of the SEC's prescribed fees.

Distribution of the Policy

The Company will serve as underwriter of the securities offered hereunder as defined by the federal securities laws. The Company is registered as a broker-dealer with the SEC and is a member of the National Association of Securities Dealers, Inc. The Company will contract with one or more registered broker-dealers, including broker-dealers affiliated with it ("Distributors"), to offer and sell the Policies. The Company may also offer and sell policies directly. All persons selling the Policies will be registered representatives of the Distributors, and will also be licensed as insurance agents to sell variable life insurance.

The Company may also contract with independent third party broker-dealers who will act as wholesalers by assisting the Company in finding broker-dealers to offer and sell the Policies. These parties may also provide training, marketing and other sales related functions for the Company and other broker-dealers and may provide certain administrative services to the Company in connection with the Policies. The Company may pay such parties compensation based on premium payments for the Policies purchased through broker-dealers selected by the wholesaler.

Salespersons and their supervising broker-dealers will be compensated for sales of the Policy on a commission and service fee basis. The maximum sales commission to be paid for policy distribution is 40% of the first year premium up to the Guaranteed Death Benefit to the younger Insured's Attained Age 100 Premium. In the event of an increase in Specified Amount, the maximum sales commission will be 40% of the succeeding year's premium up to the Guaranteed Death Benefit to the younger Insured's Attained Age 100 Premium attributable to the increase. The maximum sales commission on all other premiums is 3% for Policy Years 2 through 10 and 1.5% after Policy Year 11. In addition, certain production, persistency and managerial bonuses as well as expense allowances may be paid.

Independent Auditors

KPMG Peat Marwick LLP, CityPlace II, Hartford, Connecticut, are the independent auditors for the Separate Account and for the Company. The services provided to the Separate Account include primarily the examination of the Separate Account's financial statements and the review of filings made with the SEC.


Tax Matters

General

The following is a discussion of the federal income tax considerations relating to the Policy. This discussion is based on the Company's understanding of federal income tax laws as they now exist and are currently interpreted by the Internal Revenue Service ("IRS"). These laws are complex, and tax results may vary among individuals. A person or persons contemplating the purchase of or the exercise of elections under the Policy described in this Prospectus should seek competent tax advice.

Federal Tax Status of the Company

The Company is taxed as a life insurance company in accordance with the Internal Revenue Code of 1986, as amended ("Code"). For federal income tax purposes, the operations of each Separate Account form a part of the Company's total operations and are not taxed separately, although operations of each Separate Account are treated separately for accounting and financial statement purposes.

Both investment income and realized capital gains of the Separate Account (i.e., income, capital gains and dividends distributed to the Separate Account by the Funds) are reinvested without tax since the Code does not impose a tax on the Separate Account for these amounts. The Company reserves the right, however, to make a deduction for such taxes should they be imposed with respect to such items in the future.

Life Insurance Qualification

Section 7702 of the Code includes a definition of life insurance for tax purposes. The Secretary of the Treasury has been granted authority to prescribe regulations to carry out the purposes of this section, and proposed regulations governing mortality charges were issued in 1991. The Company believes that the Policy meets the statutory definition of life insurance. As such, and assuming the diversification standards of Section 817(h) (discussed below) are satisfied, then except in limited circumstances (a) death benefits paid under the Policy should generally be excluded from the gross income of the beneficiary for federal income tax purposes under Section 101(a)(1) of the Code, and (b) a Policyowner should not generally be taxed on the cash value under a Policy, including increments thereof, prior to actual receipt. The principal exceptions to these rules are corporations that are subject to the alternative minimum tax, and thus may be subject to tax on increments in the Policy's Total Account Value, and Policyowners who acquire a Policy in a "transfer for value" and thus can become subject to tax on the portion of the Death Benefit which exceeds the total of their cost of acquisition and subsequent premium payments.

The Company intends to comply with any future final regulations issued under Sections 7702 and 817(h) of the Code, and therefore reserves the right to make such changes as it deems necessary to ensure such compliance. Any such changes will apply uniformly to affected Policyowners and will be made only after advance written notice.

General Rules

Upon the surrender or cancellation of any Policy, whether or not it is a Modified Endowment Contract, the Policyowner will be taxed on the Surrender Value only to the extent that it exceeds the gross premiums paid less prior untaxed withdrawals. The amount of any unpaid Policy Loans will, upon surrender, be added to the Surrender Value and will be treated for this purpose as if it had been received.

Assuming the Policy is not a Modified Endowment Contract, the proceeds of any Partial Surrenders are generally not taxable unless the total amount received due to such surrenders exceeds total premiums paid less prior untaxed Partial Surrender amounts. However, Partial Surrenders made within the first 15 Policy Years may be taxable in certain limited instances where the Surrender Value plus any unpaid Policy debt exceeds the total premiums paid less the untaxed portion of any prior Partial Surrenders. This result may occur even if the total amount of any Partial Surrenders does not exceed total premiums paid to that date.

Loans received under the Policy will ordinarily be considered indebtedness of the Policyowner, and assuming the Policy is not considered a Modified Endowment Contract, Policy Loans will not be treated as current distributions subject to tax. Generally, amounts of loan interest paid by individuals will be considered nondeductible "personal interest."

Modified Endowment Contracts

A class of contracts known as "Modified Endowment Contracts" has been created under Section 7702A of the Code. The tax rules applicable to loan proceeds and proceeds of a Partial Surrender of any Policy that is considered to be a Modified Endowment Contract will differ from the general rules noted above.

A contract will be considered a Modified Endowment Contract if it fails the "7-pay test." A Policy fails the 7-pay test if, at any time in the first seven Policy Years, the amount paid into the Policy exceeds the amount that would have been paid had the Policy provided for the payment of seven (7) level annual premiums. In the event of a distribution under the Policy, the Company will notify the Policyowner if the Policy is a Modified

Endowment Contract.

Each Policy is subject to retesting under the 7-pay test during the first seven Policy Years and at any time a material change takes effect. A material change, for these purposes, includes the exchange of a life insurance policy for another life insurance policy or the conversion of a term life insurance policy into a whole life or universal life insurance policy. In addition, an increase in the future benefits provided constitutes a material change unless the increase is attributable to (1) the payment of premiums necessary to fund the lowest Death Benefit payable in the first seven Policy Years or (2) the crediting of interest or other earnings with respect to such premiums. A reduction in death benefits during the first seven Policy Years may also cause a Policy to be considered a Modified Endowment Contract.

If the Policy is considered to be a Modified Endowment Contract, the proceeds of any Partial Surrenders and any Policy Loans will be currently taxable to the extent that the Policy's Total Account Value immediately before payment exceeds gross premiums paid (increased by the amount of loans previously taxed and reduced by untaxed amounts previously received). These rules may also apply to Policy Loans or Partial Surrender proceeds received during the two-year period prior to the time that a Policy becomes a Modified Endowment Contract. If the Policy becomes a Modified Endowment Contract, it may be aggregated with other Modified Endowment Contracts purchased by You from the Company (and its affiliates) during any one calendar year for purposes of determining the taxable portion of withdrawals from the Policy.

A penalty tax equal to 10% of the amount includable in income will apply to the taxable portion of the proceeds of any Policy Surrender or Policy Loan received by any Policyowner of a Modified Endowment Contract who is not an individual. The penalty tax will also apply where taxable Policy Loans are received by an individual who has not reached the age of 59 1/2. Taxable policy distributions made to an individual who has not reached the age of 59 1/2 will also be subject to the penalty tax unless those distributions are attributable to the individual becoming disabled, or are part of a series of equal periodic payments made not less frequently than annually for the life or life expectancy of such individual (i.e., an annuity).

Diversification Standards

Section 817(h) of the code provides that separate account investments (or the investments of a mutual fund, the shares of which are owned by separate accounts of insurance companies) underlying the Policy must be "adequately diversified" in accordance with Treasury regulations in order for the Policy to qualify as life insurance. The Treasury Department has issued regulations prescribing the diversification requirements in connection with variable contracts. The Separate Account, through the Funds, intends to comply with these requirements.

Investor Control

In certain circumstances, owners of variable contracts may be considered the owners for federal income tax purposes of the assets of the separate account used to support their contracts. In those circumstances, income and gains from separate account assets would be includable in the variable contractowner's gross income. In several rulings published prior to the enactment of Section 817(h), the IRS stated that a variable contractowner will be considered the owner of separate account assets if the contractowner possesses incidents of ownership in those assets, such as the ability to exercise investment control over the assets. The Treasury Department has also announced, in connection with the issuance of regulations under Section 817(h) concerning diversification, that those regulations "do not provide guidance concerning the circumstances in which investor control of the investments of a segregated asset account may cause the investor (i.e., You), rather than the insurance company, to be treated as the owner of the assets in the account." This announcement also stated that guidance would be issued by way of regulations or rulings on the "extent to which policyholders may direct their investments to particular Funds without being treated as owners of the underlying assets." As of the date of this Prospectus, no such guidance has been issued.

The ownership rights under the Policy are similar to, but different in certain respects from those described by the IRS in pre-Section 817(h) rulings in which it was determined that Policyowners were not owners of separate account assets. For example, a Policyowner has additional flexibility in allocating premium payments and account values. While the Company does not believe that these differences would result in a Policyowner being treated as the owner of a pro rata portion of the assets of the Separate Account, there is no regulation or ruling of the IRS that confirms this conclusion. In addition, the Company does not know what standards will be set forth, if any, in the regulations or rulings which the Treasury Department has stated it expects to issue. The Company therefore reserves the right to modify the Policy as necessary to attempt to prevent a Policyowner from being considered the owner of a pro rata share of the assets of the Separate Account.

Other Tax Considerations

Business-owned life insurance may be subject to certain additional rules.
Section 264(a)(1) of the Code generally prohibits employers from deducting premiums on policies covering officers, employees or other financially interested parties. Additions to the Policy's Total Account Value may also be subject to tax under the corporation alternative minimum tax provisions. In addition, Section 264(a)(4) of the Code limits the Policyowner's deduction for interest on loans taken against life insurance covering the lives of officers, employees, or other financially interested in the Policyowner's trade or business. Under current tax law, interest may generally be deducted on an aggregate total of $50,000 of loans per covered life with respect to all life insurance policies covering each officer, employee or others who may have a financial interest in the Policyowner's trade or business.

Depending on the circumstances, the exchange of a policy, a change in the Policy's Death Benefit Option, a Policy Loan, a Full or Partial Surrender, a change in Ownership or an assignment of the Policy may have federal income tax consequences. In addition, federal, state and local transfer, estate, inheritance and other tax consequences of policy ownership, premium payments and receipt of policy proceeds depend on the circumstances of each Policyowner or beneficiary.


Miscellaneous Policy Provisions

The Policy
The Policy which You receive, the application You make when You purchase the Policy, any applications for any changes approved by Us and any riders constitute the whole contract. Copies of all applications are attached to and made a part of the Policy.

Application forms are completed by the applicants and forwarded to the Company for acceptance. Upon acceptance the Policy is prepared, executed by duly authorized officers of the Company, and forwarded to You.

We reserve the right to make a change in the Policy; however, we will not change any terms of the Policy beneficial to You. Only the President, Executive Vice President or the Corporate Secretary may agree to a change in the Policy, and then only in writing.

Payment of Benefits

All benefits are payable at Our Home Office. We may require submission of the Policy before We grant Policy Loans, make changes or pay benefits.

Suicide and Incontestability

Suicide Exclusion

In most states, if one or both Insureds die by suicide, while sane or insane, within 2 years from the Issue Date of this Policy, this Policy will end and We will pay:

1. the difference between payments made and amounts allocated to the Separate Account; plus

2.       the Separate Account Value; plus

3.       any charges made under this Policy's terms on the Separate Account
         Value; less

4.       the sum of:

         (a)   the Loan Account Value transferred from the Fixed Account Value;
               plus

         (b)   the interest due on the Loan Account Value; plus

         (c) the value of any Partial Surrenders transferred from the Fixed Account Value; plus

         (d) any interest earned on the Loan Account Value transferred to the Separate Account Value.

In most states, if one or both Insureds die by suicide while sane or insane, within 2 years from the Issue Date of any increase in coverage, We will pay only the Monthly Deductions for the increase in coverage.

In most states, if one or both Insureds die by suicide while sane or insane, more than 2 years from the Issue Date of this Policy but within 2 years from the Issue Date of any increase in coverage, We will pay:

1. the Proceeds on death for any coverage in effect more than 2 years from the Issue Date of this Policy; plus

2.       the Monthly Deductions for the increase in coverage.

All amounts will be calculated as of the date of the suicide.

Incontestability

In most states, with respect to statements made in the initial application or any Subsequent Application for each Insured: We will not contest this Policy after it has been in force during the lifetime of each Insured for 2 years from its Issue Date.

In most states, with respect to statements made in any subsequent application for one or both Insureds: We will not contest coverage relating to subsequent applications after coverage has been in force during the lifetime of each Insured for 2 years from the Issue Date of such coverage or from the effective date of any reinstatement.

If this Policy is contested, Your rights or the Beneficiary's rights may be affected.

Protection of Proceeds

To the extent provided by law, the proceeds of the Policy are subject neither to claims by a beneficiary's creditors nor to any legal process against any beneficiary.

Nonparticipation

The Policy is not entitled to share in the divisible surplus of the Company. No dividends are payable.

Changes in Owner and Beneficiary; Assignment

Unless otherwise stated in the Policy, You may change the Policyowner and the beneficiary, or both, at any time while the Policy is in force. A request for such change must be made in writing and sent to the Company at the Home Office. After We have agreed, in writing, to the change, it will take effect as of the date on which Your Written Request was signed.

The Policy may also be assigned. No assignment of a Policy will be binding on Us unless made in writing and sent to Us at our Home Office. The Company will use reasonable procedures to confirm that the assignment is authentic, including verification of signature. If the Company fails to follow its procedures, it would be liable for any losses to You directly resulting from the failure. Otherwise, We are not responsible for the validity of any assignment. The rights of the Policyowner and the interest of the beneficiary will be subject to the rights of any assignee of record.

Misstatement as to Age and/or Sex

If the age and/or the sex of one or both Insureds is misstated, the amount of the Death Benefit will be adjusted to reflect the coverage that would have been purchased by the most recent pre-Maturity Date Monthly Deduction at the correct age and/or sex.

Performance Reporting and Advertising


From time to time, the Company may report different types of historical performance for the Variable Options of the Separate Account available under the Policy. The Company may report the average annualized total returns of the Funds over various time periods. Such returns will reflect an annual reduction for investment management fees and fund expenses, but not deductions at the separate account or policy level for mortality and expense risk charges and policy expenses, which, if included, would reduce performance. The Company will accompany the returns of the Funds with at least one of the following: (i) returns of the variable options for the same periods as shown for the Funds, which will include, in addition to deduction for investment management fees and Fund expenses, deductions under the Separate Account for the mortality and expense risk charge of 0.85% (0.90% guaranteed), but not other charges under the policy; or (ii) an illustration of Total Account Value and Surrender Values as of the performance reporting date for hypothetical Insureds of a given age, sex, underwriting classification, premium level and policy amount. Such illustrations will assume for each Variable Option that 100% of each Net Premium was allocated to that option. The illustrations of the Surrender Value will assume that all Fund charges, the mortality and expense risk charge and all other Policy charges are deducted, including Premium Loads, Cost of Insurance charges, administrative charges, Policy fees and Surrender Charges. The illustrations of the Total Account Value will assume that all such charges except the Surrender Charge are deducted.

We may also distribute sales literature that compares the percentage change in the net asset values of the Funds or in Accumulation Unit Values for any of the Variable Options to established market indices such as the Standard & Poor's 500 Stock Index and the Dow Jones Industrial Average or to the percentage change in values of other mutual funds or variable options that have investment objectives similar to the Fund or Variable Option being compared.


Illustrations of Death Benefit, Total Account Values and Surrender Values

The following pages provide a hypothetical illustration of how the Death Benefit, Total Account Values, and Surrender Values of a Policy can change over time for a Policy issued to two opposite gender 45-year old Insureds if the investment return on the assets held in each Fund were a uniform, gross, annual rate of 0%, 6%, and 12%, respectively, and are based upon a number of assumptions.

There are two pages of values. One page illustrates the assumption that the Guaranteed Maximum Cost of Insurance rates and other charges at guaranteed rates are charged in all years. The other page illustrates the assumption that the current scale of Cost of Insurance rates and other charges at guaranteed rates are charged in all years. The Cost of Insurance rates vary by age and sex (where permitted by state law).

The values shown in these illustrations vary according to assumptions used for charges and gross rates of investment returns. The actual investment returns experienced by the Policy and the charges deducted may be higher or lower than those illustrated. The charges reflected on the first page consist of the maximum allowable charges under the Policy, including 0.90% for mortality and expense risks in all Policy Years, 12.35% for Premium Loads, and 0.768% for expenses of the Funds. The charges reflected on the second page consist of the current charges imposed under the Policy, including 0.85% for mortality and expense risks in Policy Years 1 through 20 only, 12.35% for Premium Loads, and 0.768% for Fund expenses. The charge for Fund expenses reflected in the illustrations assumes that Total Account Values have been allocated equally among all funds and represent a fixed average of the investment advisory fees and other expenses charged by each of the Funds as of August 1, 1996.

After deduction of these amounts, the illustrated gross annual investment rates of return of 0%, 6% and 12% correspond to approximate net annual rates of
- -1.618%, 4.382% and 10.382%, respectively, during the first 20 Policy Years, and
- -0.768%, 5.232% and 11.232%, respectively, thereafter on a current basis. On a guaranteed basis, the illustrated gross annual investment rates of return of 0%, 6% and 12% correspond to approximate net annual rates of -1.668%, 4.332% and 10.332%, respectively.

The Death Benefit, Total Account Values, and Surrender Values would be different from those shown if the gross annual investment rates of return averaged 0%, 6%, and 12% over a period of years, but fluctuated above and below those averages for individual Policy Years. The illustrations also assume that premiums are paid as indicated, no Policy Loans are made, no increases or decreases in Specified Amount are requested, no Death Benefit Option changes, and no Partial Surrenders are made.

The hypothetical values shown in the tables do not reflect any Separate Account charges for federal income taxes, since We are not currently making such charges. However, such charges may be made in the future, and in that event, the gross annual investment rate of return would have to exceed 0%, 6%, or 12% by an amount sufficient to cover the tax charges in order to produce the Death Benefit, Total Account Values, and Surrender Values illustrated.

Upon request, We will provide a comparable personalized illustration based upon the age, sex (if necessary), and underwriting classification of the proposed Insureds, including the Specified Amount and premium requested, the proposed frequency of premium payments and any available riders requested. A fee of $25 may be charged for each such illustration. The hypothetical gross annual investment return assumed in such an illustration will not exceed 12%.

                FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE POLICY
                          ON THE LIVES OF TWO INSUREDS
               FEMALE AND MALE ISSUE AGE 45 SELECT NONSMOKER RISK
                     $2,688 ANNUAL GUARANTEED DEATH BENEFIT
                    TO THE YOUNGER INSURED'S AGE 100 PREMIUM
                              FACE AMOUNT $250,000
                             DEATH BENEFIT OPTION 1

               Premiums
              Accumulated            Death Benefit
                  at            Gross Annual Investment
                  5%                   Return of
               Interest     --------------------------------
Year           Per Year    Gross 0%   Gross 6%    Gross 12%
 -----------   ----------   --------   --------   ----------
 1                2688      250000     250000       250000
 2                5510      250000     250000       250000
 3                8474      250000     250000       250000
 4               11586      250000     250000       250000
 5               14853      250000     250000       250000

 6               18284      250000     250000       250000
 7               21886      250000     250000       250000
 8               25668      250000     250000       250000
 9               29639      250000     250000       250000
10               33809      250000     250000       250000

15               58003      250000     250000       250000
20               88881      250000     250000       271699
25              128290      250000     250000       389975
30              178588      250000     250000       544401

20 (Age 65)      88881      250000     250000       271699


                    Total Account Value              Cash Surrender Value
                Annual Investment Return of      Annual Investment Return of
               ------------------------------   ------------------------------
Year          Gross 0%   Gross 6%   Gross 12%  Gross 0%   Gross 6%   Gross 12%
 -----------  --------   --------   ---------  --------   --------  ---------
 1               1345      1455        1565        781       891        1001
 2               3376      3704        4045       2777      3105        3446
 3               5366      6043        6775       2060      2737        3469
 4               7315      8476        9779       3369      4530        5833
 5               9223     11005       13083       5519      7301        9379

 6              11087     13632       16717       7625     10170       13255
 7              12907     16359       20714       9687     13139       17494
 8              14681     19189       25107      11703     16211       22129
 9              16405     22121       29936      13669     19385       27200
10              18077     25158       35241      15583     22664       32747

15              25513     41905       70718      24228     40620       69433
20              30737     61036      127500      30737     61036      127500
25              31538     81211      216316      31538     81211      216316
30              22917     99351      350502      22917     99351      350502

20 (Age 65)     30737     61036      127500      30737     61036      127500


Assumes no Policy loan has been made. Guaranteed cost of insurance rates assumed. Maximum mortality and expense risk and administrative expense charges.


If premiums are paid more frequently than annually, the Death Benefit could be, and the Account Values and Surrender Values would be, less than those illustrated.

These investment results are illustrative only and should not be considered a representation of past or future investment results.

Actual investment results may be more or less than those shown and will depend on a number of factors including the Policyowner's allocations, and the Fund's rates of return. The Total Account Value and Surrender Value for a Policy would be different from those shown if the actual investment rates of return averaged 0%, 6%, and 12% over a period of years, but fluctuated above or below those averages for individual Policy Years. No representations can be made that these rates of return will definitely be achieved for any one year or sustained over a period of time.

                FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE POLICY
                          ON THE LIVES OF TWO INSUREDS
               FEMALE AND MALE ISSUE AGE 45 SELECT NONSMOKER RISK
                     $2,688 ANNUAL GUARANTEED DEATH BENEFIT
                    TO THE YOUNGER INSURED'S AGE 100 PREMIUM
                              FACE AMOUNT $250,000
                             DEATH BENEFIT OPTION 1

               Premiums
              Accumulated            Death Benefit
                  at            Gross Annual Investment
                  5%                   Return of
               Interest     --------------------------------
Year           Per Year    Gross 0%   Gross 6%    Gross 12%
 -----------   ----------   --------   --------   ----------
 1                2688      250000     250000       250000
 2                5510      250000     250000       250000
 3                8474      250000     250000       250000
 4               11586      250000     250000       250000
 5               14853      250000     250000       250000

 6               18284      250000     250000       250000
 7               21886      250000     250000       250000
 8               25668      250000     250000       250000
 9               29639      250000     250000       250000
10               33809      250000     250000       250000

15               58003      250000     250000       250000
20               88881      250000     250000       289636
25              128290      250000     250000       432608
30              178588      250000     250000       627690

20 (Age 65)      88881      250000     250000       289636

                    Total Account Value              Cash Surrender Value
                Annual Investment Return of      Annual Investment Return of
               ------------------------------   ------------------------------
Year          Gross 0%   Gross 6%   Gross 12%  Gross 0%   Gross 6%   Gross 12%
 -----------  --------   --------   ---------  --------   --------  ---------
 1               1465       1579       1693        901       1015       1129
 2               3615       3958       4315       3016       3359       3716
 3               5723       6434       7202       2417       3128       3896
 4               7789       9011      10382       3843       5065       6436
 5               9812      11691      13881       6108       7987      10177

 6              11792      14478      17733       8330      11016      14271
 7              13726      17374      21971      10506      14154      18751
 8              15613      20380      26633      12635      17402      23655
 9              17450      23499      31761      14714      20763      29025
10              19234      26731      37400      16740      24237      34906

15              27219      44629      75205      25934      43344      73920
20              32982      65270     135917      32982      65270     135917
25              36007      91301     239964      36007      91301     239964
30              29695     118957     404126      29695     118957     404126

20 (Age 65)     32982      65270     135917      32982      65270     135917


Assumes no Policy loan has been made. Current cost of insurance rates assumed. Current mortality and expense risk and administrative expense charges.


If premiums are paid more frequently than annually, the Death Benefit could be, and the Account Values and Surrender Values would be, less than those illustrated.

These investment results are illustrative only and should not be considered a representation of past or future investment results.

Actual investment results may be more or less than those shown and will depend on a number of factors including the Policyowner's allocations, and the Fund's rates of return. The Total Account Value and Surrender Value for a Policy would be different from those shown if the actual investment rates of return averaged 0%, 6%, and 12% over a period of years, but fluctuated above or below those averages for individual Policy Years. No representations can be made that these rates of return will definitely be achieved for any one year or sustained over a period of time.

                              FINANCIAL STATEMENTS

                           VARIABLE LIFE ACCOUNT B

                                    Index

Statement of Assets and Liabilities--March 31, 1996
  (Unaudited)                                                  S-2
Statement of Operations--Three Month Period Ended
  March 31, 1996 (Unaudited)                                   S-5
Statements of Changes in Net Assets--Three Months Ended
  March 31, 1996 (Unaudited) and Year Ended December 31,
  1995                                                         S-6
Notes to Financial Statements (Unaudited)                      S-7
Independent Auditors' Report                                   S-9
Statement of Assets and Liabilities--December 31, 1995        S-10
Statement of Operations--Year Ended December 31, 1995         S-13
Statements of Changes in Net Assets--Years Ended
  December 31, 1995 and 1994                                  S-14
Notes to Financial Statements                                 S-15

Variable Life Account B

Statement of Assets and Liabilities--March 31, 1996 (Unaudited)

ASSETS:
Investments, at net asset value: (Note 1)
 Aetna Variable Fund; 2,467,158 shares at $30.77 per share
  (cost $71,754,094)                                          $ 75,925,713
 Aetna Income Shares; 924,931 shares at $12.80 per share
  (cost $11,848,313)                                            11,842,332
 Aetna Variable Encore Fund; 407,333 shares at $13.47 per
  share (cost $5,308,191)                                        5,487,776
 Aetna Investment Advisers Fund, Inc.; 817,516 shares at
  $14.87 per share (cost $10,896,769)                           12,155,981
 Alger American Fund--Alger American Small Capitalization
  Portfolio; 172,781 shares at $40.87 per share (cost
  $6,331,268)                                                    7,061,577
 Fidelity Investments Variable Insurance Products Fund:
  Equity-Income Portfolio; 86,791 shares at $19.20 per
  share (cost $1,651,470)                                        1,666,395
  Growth Portfolio; 50,994 shares at $28.61 per share (cost
  $1,514,593)                                                    1,458,950
  Overseas Portfolio; 34,096 shares at $17.26 per share
  (cost $559,505)                                                  588,494
 Fidelity Investments Variable Insurance Products Fund II:
  Asset Manager Portfolio; 130,336 shares at $15.21 per
  share (cost $1,969,788)                                        1,982,408
  Contrafund Portfolio; 113,588 shares at $14.26 per share
  (cost $1,562,790)                                              1,619,768
 Janus Aspen Series:
  Aggressive Growth Portfolio; 230,297 shares at $18.70 per
  share (cost $3,607,738)                                        4,306,556
  Balanced Portfolio; 159,805 shares at $13.55 per share
  (cost $2,084,064)                                              2,165,357
  Growth Portfolio; 219,229 shares at $14.58 per share
  (cost $2,795,446)                                              3,196,358
  Short-Term Bond Portfolio; 35,353 shares at $10.00 per
  share (cost $349,724)                                            353,526
  Worldwide Growth Portfolio; 145,028 shares at $16.62 per
  share (cost $2,048,610)                                        2,410,364
 Scudder Variable Life Investment Fund--International
  Portfolio; 638,445 shares at $12.09 per share (cost
  $7,135,942)                                                    7,718,801
 TCI Portfolios, Inc.--TCI Growth; 518,429 shares at $12.04
  per share (cost $5,285,516)                                    6,241,887
                                                              ------------
NET ASSETS                                                    $146,182,243
                                                              ============

Net assets represented by:

                                                Accumulation
                                                    Unit
Policyholders' account values:        Units         Value
                                   -----------   -----------
Aetna Variable Fund:
  AetnaVest                        1,595,062.3     $29.954     $47,777,753
  AetnaVest II                       774,062.0      16.726      12,947,337
  AetnaVest Plus                     998,417.0      14.053      14,030,849
  Corporate Specialty Market          92,142.8      12.695       1,169,774
Aetna Income Shares:
  AetnaVest                          293,192.0      20.928       6,136,014
  AetnaVest II                        87,325.2      14.071       1,228,739
  AetnaVest Plus                     115,930.9      11.267       1,306,250
  Corporate Specialty Market         291,606.5      10.875       3,171,329

Aetna Variable Encore Fund:
  AetnaVest                         200,179.5      $16.060      $3,214,875
  AetnaVest II                       10,560.9       11.739         123,976
  AetnaVest Plus                     88,112.2       11.033         972,120
  Corporate Specialty Market        111,493.2       10.555       1,176,805
Aetna Investment Advisers Fund,
  Inc.:
  AetnaVest                         114,756.9       15.740       1,806,290
  AetnaVest II                      229,085.2       15.915       3,646,002
  AetnaVest Plus                    384,450.3       13.347       5,131,406
  Corporate Specialty Market        135,310.5       11.620       1,572,283
Alger American Fund--Alger
  American  Small Capitalization
  Portfolio:
  AetnaVest                          67,956.4       16.098       1,093,995
  AetnaVest II                       45,569.5       16.100         733,667
  AetnaVest Plus                    182,354.1       16.091       2,934,300
  Corporate Specialty Market        173,686.5       13.240       2,299,615
Fidelity Investments Variable
  Insurance Products Fund:
  Equity-Income Portfolio:
  Corporate Specialty Market        144,783.0       11.510       1,666,395
  Growth Portfolio:
  Corporate Specialty Market        140,028.4       10.419       1,458,950
  Overseas Portfolio:
  Corporate Specialty Market         56,713.0       10.377         588,494
Fidelity Investments Variable
  Insurance Products Fund II:
  Asset Manager Portfolio:
  Corporate Specialty Market        182,159.0       10.883       1,982,408
  Contrafund Portfolio:
  Corporate Specialty Market        150,594.8       10.756       1,619,768
Janus Aspen Series:
  Aggressive Growth Portfolio:
  AetnaVest                          44,341.1       16.507         731,925
  AetnaVest II                       32,308.6       16.507         533,308
  AetnaVest Plus                    133,290.2       16.507       2,200,190
  Corporate Specialty Market         67,915.0       12.385         841,133
  Balanced Portfolio:
  AetnaVest                           6,564.3       12.595          82,678
  AetnaVest II                        2,834.5       12.693          35,980
  AetnaVest Plus                     51,133.8       12.589         643,741
  Corporate Specialty Market        127,076.1       11.040       1,402,958

Growth Portfolio:
  AetnaVest                          26,102.4      $13.737     $    358,569
  AetnaVest II                       38,815.5       13.725          532,724
  AetnaVest Plus                     74,124.0       11.279          836,024
  Corporate Specialty Market        107,189.1       13.705        1,469,041
  Short-Term Bond Portfolio:
  AetnaVest                           1,296.7       10.907           14,143
  AetnaVest II                       20,289.0       10.895          221,049
  AetnaVest Plus                     10,739.7       10.866          116,692
  Corporate Specialty Market            162.4       10.114            1,642
  Worldwide Growth Portfolio:
  AetnaVest                          35,204.8       13.871          488,314
  AetnaVest II                       26,623.3       13.874          369,385
  AetnaVest Plus                     91,702.5       13.857        1,270,741
  Corporate Specialty Market         24,710.9       11.409          281,924
Scudder Variable Life
  Investment Fund--
  International Portfolio:
  AetnaVest                         136,306.8       13.360        1,821,019
  AetnaVest II                       75,216.9       13.277          998,681
  AetnaVest Plus                    318,410.2       13.203        4,204,079
  Corporate Specialty Market         62,821.5       11.063          695,022
TCI Portfolios, Inc.--TCI
  Growth:
  AetnaVest                          94,052.6       13.193        1,240,859
  AetnaVest II                       34,581.5       13.252          458,286
  AetnaVest Plus                    302,971.3       13.072        3,960,295
  Corporate Specialty Market         48,720.2       11.955          582,447
                                                               ------------
                                                               $146,182,243
                                                               ============

See Notes to Financial Statements.

Variable Life Account B
Statement of Operations--Three Month Period Ended March 31, 1996 (Unaudited)

INVESTMENT INCOME:
Dividends: (Notes 1 and 3)
 Fidelity Investments Variable Insurance
  Products Fund--
  Equity-Income Portfolio                                  $   19,619
 Fidelity Investments Variable Insurance
  Products Fund--
  Growth Portfolio                                             85,627
 Fidelity Investments Variable Insurance
  Products Fund--
  Overseas Portfolio                                           14,172
 Fidelity Investments Variable Insurance
  Products Fund II--
  Asset Manager Portfolio                                      62,788
 Fidelity Investments Variable Insurance
  Products Fund II--
  Contrafund Portfolio                                         10,199
 Scudder Variable Life Investment
  Fund--International Portfolio                               166,996
                                                            ----------
  Total investment income                                     359,401
Valuation period deductions (Note 2)                         (216,034)
                                                            ----------
Net investment income                                         143,367
                                                            ----------
NET REALIZED AND UNREALIZED GAIN ON INVESTMENTS:
Net realized gain on sales of investments:
  (Notes 1 and 4)
 Proceeds from sales                          $3,428,998
 Cost of investments sold                      3,005,963
                                               ----------
  Net realized gain                                           423,035
Net unrealized gain on investments:
 Beginning of period                           4,391,574
 End of period                                 9,478,418
                                               ----------
  Net unrealized gain                                       5,086,844
                                                            ----------
Net realized and unrealized gain on
  investments                                               5,509,879
                                                            ----------
Net increase in net assets resulting from
  operations                                               $5,653,246
                                                            ==========
See Notes to Financial Statements.

Statements of Changes in Net Assets--(Unaudited)

                                        Three Months
                                            Ended           Year Ended
                                       March 31, 1996      December 31,
                                         (Unaudited)           1995
 -----------------------------------   ---------------   ----------------
FROM OPERATIONS:
Net investment income                   $    143,367       $ 11,815,436
Net realized and unrealized gain on
  investments                              5,509,879         11,633,204
                                       ---------------   ----------------
 Net increase in net assets
  resulting from operations                5,653,246         23,448,640
                                       ---------------   ----------------
FROM UNIT TRANSACTIONS:
Variable life premium payments            21,128,211         44,310,537
Sales charges deducted by the
  Company                                   (632,971)        (1,381,985)
Premiums allocated to the fixed
  account                                 (1,644,459)        (3,260,098)
                                       ---------------   ----------------
 Net premiums allocated to the
  variable account                        18,850,781         39,668,454
Transfers from the Company for
  monthly deductions                      (3,306,575)       (11,297,188)
Redemptions by policyholders              (1,152,122)        (3,238,332)
Transfers on account for policy
  loans                                     (422,131)        (2,076,373)
Other                                         43,265             41,863
                                       ---------------   ----------------
 Net increase in net assets from
  unit transactions                       14,013,218         23,098,424
                                       ---------------   ----------------
Change in net assets                      19,666,464         46,547,064
NET ASSETS:
Beginning of period                      126,515,779         79,968,715
                                       ---------------   ----------------
End of period                           $146,182,243       $126,515,779
                                       ===============   ================

See Notes to Financial Statements.

Notes to Financial Statements--March 31, 1996 (Unaudited)

1.  Summary of Significant Accounting Policies

    Variable Life Account B ("Account") is registered under the Investment Company Act of 1940 as a unit investment trust. The Account is sold exclusively for use with life insurance product contracts as defined under the Internal Revenue Code of 1986, as amended.

    The accompanying financial statements of the Account have been prepared in accordance with generally accepted accounting principles.

    a. Valuation of Investments

    Investments in the following Funds are stated at the closing net asset value per share as determined by each Fund on March 31, 1996

    Aetna Variable Fund
    Aetna Income Shares
    Aetna Variable Encore Fund
    Aetna Investment Advisers Fund, Inc.
    Alger American Fund--Alger American Small Capitalization Portfolio Fidelity Investments Variable Insurance Products Fund--
    (bullet) Equity-Income Portfolio
    (bullet) Growth Portfolio
    (bullet) Overseas Portfolio
    Fidelity Investments Variable Insurance Products Fund II--
    (bullet) Asset Manager Portfolio
    (bullet) Contrafund Portfolio
    Janus Aspen Series--
    (bullet) Aggressive Growth Portfolio
    (bullet) Balanced Portfolio
    (bullet) Growth Portfolio
    (bullet) Short-Term Bond Portfolio
    (bullet) Worldwide Growth Portfolio
    Scudder Variable Life Investment Fund--International Portfolio
    TCI Portfolios, Inc.--TCI Growth

    b. Other

    Investment transactions are accounted for on a trade date basis and dividend income is recorded on the ex-dividend date. The cost of investments sold is determined by specific identification.

    c. Federal Income Taxes

    The operations of the Account form a part of, and are taxed with, the total operations of Aetna Life Insurance and Annuity Company ("Company") which is taxed as a life insurance company under the Internal Revenue Code of 1986, as amended.

2.  Valuation Period Deductions

    Deductions by the Account for mortality and expense risk charges are made in accordance with the terms of the policies and are paid to the Company.

3.  Dividend Distributions

    On an annual basis the Funds distribute substantially all of their taxable income and realized capital gains to their shareholders. Distributions paid to the Account are automatically reinvested in shares of the Funds. The Account's proportionate share of each Fund's undistributed net investment income and accumulated net realized gain on investments is included in net unrealized gain on investments in the Statement of Operations.

4.  Purchases and Sales of Investments

    The cost of purchases and proceeds from sales of investments other than short-term investments for the three month period ended March 31, 1996 aggregated $17,583,396 and $3,428,998, respectively.

5.  Estimates

    The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect amounts reported therein. Although actual results could differ from these estimates, any such differences are expected to be immaterial to the net assets of the Account.

Independent Auditors' Report

The Board of Directors of Aetna Life Insurance and Annuity Company and
  Policyholders of Variable Life Account B:

We have audited the accompanying statement of assets and liabilities of Aetna Life Insurance and Annuity Company Variable Life Account B (the "Account") as of December 31, 1995, and the related statement of operations for the year then ended, statements of changes in net assets for each of the years in the two-year period then ended, and condensed financial information for the year ended December 31, 1995. These financial statements and condensed financial information are the responsibility of the Account's management. Our responsibility is to express an opinion on these financial statements and condensed financial information based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and condensed financial information are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our procedures included confirmation of securities owned as of December 31, 1995, by correspondence with the custodian. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements and condensed financial information referred to above present fairly, in all material respects, the financial position of the Aetna Life Insurance and Annuity Company Variable Life Account B as of December 31, 1995, the results of its operations for the year then ended, changes in its net assets for each of the years in the two-year period then ended, and condensed financial information for the year ended December 31, 1995 in conformity with generally accepted accounting principles.

                                                         KPMG Peat Marwick LLP

Hartford, Connecticut
February 16, 1996

Variable Life Account B

Statement of Assets and Liabilities--December 31, 1995

ASSETS:
Investments, at net asset value: (Note 1)
 Aetna Variable Fund; 2,442,148 shares at $29.06 per share
  (cost $70,892,640)                                         $ 70,958,031
 Aetna Income Shares; 773,062 shares at $13.00 per share
  (cost $9,861,889)                                            10,051,167
 Aetna Variable Encore Fund; 415,129 shares at $13.30 per
  share (cost $5,381,253)                                       5,520,188
 Aetna Investment Advisers Fund, Inc.; 639,193 shares at
  $14.50 per share (cost $8,238,116)                            9,269,700
 Alger American Fund--Alger American Small Capitalization
  Portfolio; 133,920 shares at $39.41 per share (cost
  $4,681,829)                                                   5,277,779
 Fidelity Investments Variable Insurance Products Fund:
  Equity-Income Portfolio; 21,701 shares at $19.27 per
  share (cost $389,974)                                           418,176
  Growth Portfolio; 41,047 shares at $29.20 per share
  (cost $1,234,770)                                             1,198,559
  Overseas Portfolio; 34,006 shares at $17.05 per share
  (cost $557,879)                                                 579,802
 Fidelity Investments Variable Insurance Products Fund II:
  Asset Manager Portfolio; 60,778 shares at $15.79 per
  share (cost $912,255)                                           959,690
  Contrafund Portfolio; 79,021 shares at $13.78 per share
  (cost $1,078,657)                                             1,088,910
 Janus Aspen Series:
  Aggressive Growth Portfolio; 205,922 shares at $17.08
  per share (cost $3,140,545)                                   3,517,151
  Balanced Portfolio; 46,943 shares at $13.03 per share
  (cost $551,081)                                                 611,670
  Growth Portfolio; 187,250 shares at $13.45 per share
  (cost $2,321,668)                                             2,518,516
  Short-Term Bond Portfolio; 34,655 shares at $10.03 per
  share (cost $341,510)                                           347,588
  Worldwide Growth Portfolio; 93,270 shares at $15.31 per
  share (cost $1,200,440)                                       1,427,963
 Scudder Variable Life Investment Fund--International
  Portfolio; 566,120 shares at $11.82 per share (cost
  $6,260,081)                                                   6,691,544
 TCI Portfolios, Inc.--TCI Growth; 504,092 shares at
  $12.06 per share (cost $5,079,618)                            6,079,345
                                                             ------------
NET ASSETS                                                   $126,515,779
                                                             ============

Net assets represented by:

                                              Accumulation
                                                   Unit
Policyholders' account values:      Units         Value
                                  -----------   -----------
Aetna Variable Fund:
  AetnaVest                      1,615,316.3     $28.351      $45,795,395
  AetnaVest II                     767,277.4      15.831       12,147,120
  AetnaVest Plus                   900,446.3      13.301       11,976,945
  Corporate Specialty Market        86,433.0      12.016        1,038,571
Aetna Income Shares:
  AetnaVest                        291,207.2      21.305        6,204,271
  AetnaVest II                      82,916.4      14.324        1,187,723
  AetnaVest Plus                   108,102.3      11.470        1,239,985
  Corporate Specialty Market       128,186.3      11.071        1,419,188

Aetna Variable Encore Fund:
  AetnaVest                       216,354.9      $15.891      $3,438,075
  AetnaVest II                     17,280.3       11.616         200,721
  AetnaVest Plus                   69,086.7       10.917         754,192
  Corporate Specialty Market      107,929.6       10.444       1,127,200
Aetna Investment Advisers
  Fund, Inc.:
  AetnaVest                       114,498.0       15.390       1,762,081
  AetnaVest II                    223,977.3       15.561       3,485,324
  AetnaVest Plus                  278,606.2       13.050       3,635,852
  Corporate Specialty Market       34,014.8       11.361         386,443
Alger American Fund--Alger
  American Small
  Capitalization Portfolio:
  AetnaVest                        66,765.4       15.562       1,039,005
  AetnaVest II                     39,259.9       15.563         611,019
  AetnaVest Plus                  135,063.0       15.555       2,100,905
  Corporate Specialty Market      119,296.0       12.799       1,526,850
Fidelity Investments Variable
  Insurance Products Funds:
  Equity-Income Portfolio:
  Corporate Specialty Market       37,815.1       11.058         418,176
  Growth Portfolio:
  Corporate Specialty Market      120,931.6        9.911       1,198,559
  Overseas Portfolio:
  Corporate Specialty Market       57,811.4       10.029         579,802
Fidelity Investments Variable
  Insurance Products Funds II:
  Asset Manager Portfolio:
  Corporate Specialty Market       90,569.7       10.596         959,690
   Contrafund Portfolio:
  Corporate Specialty Market      105,491.7       10.322       1,088,910
Janus Aspen Series:
  Aggressive Growth Portfolio:
  AetnaVest                        44,764.1       15.114         676,573
  AetnaVest II                     30,158.9       15.114         455,826
  AetnaVest Plus                  114,021.3       15.114       1,723,348
  Corporate Specialty Market       58,323.5       11.340         661,404
  Balanced Portfolio:
  AetnaVest                         6,403.1       12.142          77,745
  AetnaVest II                      4,014.0       12.237          49,117
  AetnaVest Plus                   38,817.0       12.136         471,097
  Corporate Specialty Market        1,288.2       10.643          13,711

Growth Portfolio:
  AetnaVest                        21,515.4      $12.704     $    273,328
  AetnaVest II                     37,270.8       12.692          473,053
  AetnaVest Plus                   79,675.5       12.674        1,009,837
  Corporate Specialty Market       73,083.9       10.430          762,298
  Short-Term Bond Portfolio:
  AetnaVest                           887.8       10.967            9,736
  AetnaVest II                     23,124.1       10.955          253,322
  AetnaVest Plus                    7,737.1       10.925           84,530
  Worldwide Growth Portfolio:
  AetnaVest                        27,375.5       12.809          350,657
  AetnaVest II                     23,865.7       12.813          305,784
  AetnaVest Plus                   60,290.6       12.797          771,522
Scudder Variable Life
  Investment Fund--
  International Portfolio:
  AetnaVest                       135,108.9       12.798        1,729,105
  AetnaVest II                     73,569.7       12.719          935,731
  AetnaVest Plus                  280,624.9       12.648        3,549,365
  Corporate Specialty Market       45,040.2       10.598          477,343
TCI Portfolios, Inc.--
  TCI Growth:
  AetnaVest                        99,512.9       13.248        1,318,352
  AetnaVest II                     32,444.9       13.307          431,757
  AetnaVest Plus                  284,645.5       13.126        3,736,206
  Corporate Specialty Market       49,400.2       12.005          593,030
                                                              ------------
                                                             $126,515,779
                                                              ============
See Notes to Financial Statements.

Variable Life Account B
Statement of Operations--Year Ended December 31, 1995

INVESTMENT INCOME:
Dividend distributions: (Notes 1 and 3)
 Aetna Variable Fund                                          $11,632,771
 Aetna Income Shares                                              602,737
 Aetna Variable Encore Fund                                         3,963
 Aetna Investment Advisers Fund, Inc                              582,871
 Fidelity Investments Variable Insurance
  Products Fund--Equity-Income Portfolio                            3,272
 Fidelity Investments Variable Insurance
  Products Fund II--Contrafund  Portfolio                          14,059
 Janus Aspen Series--Aggressive Growth
  Portfolio                                                        32,796
 Janus Aspen Series--Balanced Portfolio                             7,676
 Janus Aspen Series--Growth Portfolio                              49,596
 Janus Aspen Series--Short-Term Bond
  Portfolio                                                        17,025
 Janus Aspen Series--Worldwide Growth
  Portfolio                                                         5,411
 Scudder Variable Life Investment
  Fund--International Portfolio                                     9,378
 TCI Portfolios, Inc.--TCI Growth                                   3,682
                                                              ------------
  Total investment income                                      12,965,237
Valuation period deductions (Note 2)                           (1,149,801)
                                                              ------------
Net investment income                                          11,815,436
                                                              ------------
NET REALIZED AND UNREALIZED GAIN (LOSS) ON INVESTMENTS:
Net realized gain on sales of investments:
  (Notes 1 and 4)
 Proceeds from sales                            $28,828,178
 Cost of investments sold                        25,993,679
                                                -----------
  Net realized gain                                             2,834,499
Net unrealized gain (loss) on investments:
 Beginning of year                               (4,407,131)
 End of year                                      4,391,574
                                                -----------
  Net unrealized gain                                           8,798,705
                                                              ------------
Net realized and unrealized gain on
  investments                                                  11,633,204
                                                              ------------
Net increase in net assets resulting from
  operations                                                  $23,448,640
                                                              ============
See Notes to Financial Statements.

Statements of Changes in Net Assets



                                                  Year Ended December 31,
                                                    1995           1994
                                                ------------   ------------

FROM OPERATIONS:
Net investment income                           $ 11,815,436   $ 8,175,684
Net realized and unrealized gain (loss) on
  investments                                     11,633,204    (9,665,883)
                                                ------------   ------------
 Net increase (decrease) in net assets
  resulting from operations                       23,448,640    (1,490,199)
                                                ------------   ------------
FROM UNIT TRANSACTIONS:
Variable life premium payments                    44,310,537    28,389,827
Sales charges deducted by the Company             (1,381,985)     (913,534)
Premiums allocated to the fixed account           (3,260,098)   (2,052,433)
                                                ------------   ------------
 Net premiums allocated to the variable
  account                                         39,668,454    25,423,860
Transfers from the Company for monthly
  deductions                                     (11,297,188)   (8,879,679)
Redemptions by policyholders                      (3,238,332)   (3,575,365)
Transfers on account of policy loans              (2,076,373)     (785,448)
Other                                                 41,863      (318,777)
                                                ------------   ------------
 Net increase in net assets from unit
  transactions                                    23,098,424    11,864,591
                                                ------------   ------------
Change in net assets                              46,547,064    10,374,392
NET ASSETS:
Beginning of year                                 79,968,715    69,594,323
                                                ------------   ------------
End of year                                     $126,515,779   $79,968,715
                                                ============   ============

See Notes to Financial Statements.

Notes to Financial Statements--December 31, 1995

1.  Summary of Significant Accounting Policies

    Variable Life Account B ("Account") is registered under the Investment Company Act of 1940 as a unit investment trust. The Account is sold exclusively for use with life insurance product contracts as defined under the Internal Revenue Code of 1986, as amended.

    The accompanying financial statements of the Account have been prepared in accordance with generally accepted accounting principles.

    a. Valuation of Investments

    Investments in the following Funds are stated at the closing net asset value per share as determined by each Fund on December 31, 1995:

    Aetna Variable Fund
    Aetna Income Shares
    Aetna Variable Encore Fund
    Aetna Investment Advisers Fund, Inc.
    Alger American Fund--Alger American Small Capitalization Portfolio Fidelity Investments Variable Insurance Products
     Fund--
    (bullet) Equity-Income Portfolio
    (bullet) Growth Portfolio
    (bullet) Overseas Portfolio
    Fidelity Investments Variable Insurance Products Fund II--
    (bullet) Asset Manager Portfolio
    (bullet) Contrafund Portfolio
    Janus Aspen Series--
    (bullet) Aggressive Growth Portfolio
    (bullet) Balanced Portfolio
    (bullet) Growth Portfolio
    (bullet) Short-Term Bond Portfolio
    (bullet) Worldwide Growth Portfolio
    Scudder Variable Life Investment Fund--International Portfolio
    TCI Portfolios, Inc.--TCI Growth

    b. Other

    Investment transactions are accounted for on a trade date basis and dividend income is recorded on the ex-dividend date. The cost of investments sold is determined by specific identification.

    c. Federal Income Taxes

    The operations of the Account form a part of, and are taxed with, the total operations of Aetna Life Insurance and Annuity Company ("Company") which is taxed as a life insurance company under the Internal Revenue Code of 1986, as amended.

2.  Valuation Period Deductions

    Deductions by the Account for mortality and expense risk charges are made in accordance with the terms of the policies and are paid to the Company.

3.  Dividend Distributions

    On an annual basis the Funds distribute substantially all of their taxable income and realized capital gains to their shareholders. Distributions paid to the Account are automatically reinvested in shares of the Funds. The Account's proportionate share of each Fund's undistributed net investment income and accumulated net realized gain on investments is included in net unrealized gain on investments in the Statement of Operations.

4.  Purchases and Sales of Investments

    The cost of purchases and proceeds from sales of investments other than short-term investments for the year ended December 31, 1995 aggregated $71,231,087 and $28,828,178, respectively.

5.  Estimates

    The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect amounts reported therein. Although actual results could differ from these estimates, any such differences are expected to be immaterial to the net assets of the Account.

Variable Life Account B

Condensed Financial Information
Change in Value of Accumulation Unit--January 1, 1995 to December 31, 1995



                                                                   Increase
                                                                  (Decrease)
                                         Value at    Value at    in Value of
                                         Beginning      End      Accumulation
                                         of Period   of Period       Unit
                                         ---------   ---------   ------------

Aetna Variable Fund:
  AetnaVest                               $21.654     $28.351        30.93%
  AetnaVest II                             12.092      15.831        30.93%
  AetnaVest Plus                           10.159      13.301        30.93%
  Corporate Speciality Market              10.000      12.016        20.16% (2)
Aetna Income Shares:
  AetnaVest                               $18.200     $21.305        17.06%
  AetnaVest II                             12.236      14.324        17.06%
  AetnaVest Plus                            9.798      11.470        17.06%
  Corporate Speciality Market              10.000      11.071        10.71% (2)
Aetna Variable Encore Fund:
  AetnaVest                               $15.135     $15.891         4.99%
  AetnaVest II                             11.063      11.616         4.99%
  AetnaVest Plus                           10.398      10.917         4.99%
  Corporate Speciality Market              10.000      10.444         4.44% (1)
Aetna Investment Advisers Fund, Inc.:
  AetnaVest                               $12.202     $15.390        26.13%
  AetnaVest II                             12.338      15.561        26.13%
  AetnaVest Plus                           10.347      13.050        26.13%
  Corporate Speciality Market              10.000      11.361        13.61% (3)
Alger American Fund--Alger American
  Small Capitalization Portfolio:
  AetnaVest                               $10.890     $15.562        42.90%
  AetnaVest II                             10.893      15.563        42.88%
  AetnaVest Plus                           10.886      15.555        42.89%
  Corporate Speciality Market              10.000      12.799        27.99% (2)
Fidelity Investments Variable
  Insurance Products Funds:
  Equity-Income Portfolio:
  Corporate Speciality Market             $10.000     $11.058        10.58% (4)
  Growth Portfolio:
  Corporate Speciality Market             $10.000     $ 9.911        (0.89%) (4)
  Overseas Portfolio:
  Corporate Speciality Market             $10.000     $10.029         0.29% (4)
Fidelity Investments Variable
  Insurance Products Funds II:
  Asset Manager Portfolio:
  Corporate Speciality Market             $10.000     $10.596         5.96% (4)
Contrafund Portfolio:
  Corporate Speciality Market             $10.000     $10.322         3.22% (4)

Janus Aspen Series:
Aggressive Growth Portfolio:
  AetnaVest                               $11.976     $15.114        26.21%
  AetnaVest II                             11.976      15.114        26.21%
  AetnaVest Plus                           11.975      15.114        26.22%
  Corporate Speciality Market              10.000      11.340        13.40% (5)
Balanced Portfolio:
  AetnaVest                               $ 9.837     $12.142        23.43%
  AetnaVest II                              9.894      12.237        23.67%
  AetnaVest Plus                            9.823      12.136        23.54%
  Corporate Speciality Market              10.000      10.643         6.43% (6)
Growth Portfolio:
  AetnaVest                               $ 9.848     $12.704        28.99%
  AetnaVest II                              9.848      12.692        28.88%
  AetnaVest Plus                            9.834      12.674        28.88%
  Corporate Speciality Market              10.000      10.430         4.30% (6)
Short-Term Bond Portfolio:
  AetnaVest                               $10.113     $10.967         8.45%
  AetnaVest II                             10.102      10.955         8.44%
  AetnaVest Plus                           10.074      10.925         8.45%
Worldwide Growth Portfolio:
  AetnaVest                               $10.165     $12.809        26.01%
  AetnaVest II                             10.168      12.813        26.01%
  AetnaVest Plus                           10.155      12.797        26.01%
Scudder Variable Life Investment
  Fund--International Portfolio:
  AetnaVest                               $11.633     $12.798        10.01%
  AetnaVest II                             11.562      12.719        10.01%
  AetnaVest Plus                           11.497      12.648        10.01%
  Corporate Speciality Market              10.000      10.598         5.98% (2)
TCI Portfolios, Inc.--TCI Growth:
  AetnaVest                               $10.216     $13.248        29.68%
  AetnaVest II                             10.253      13.307        29.80%
  AetnaVest Plus                           10.113      13.126        29.80%
  Corporate Speciality Market              10.000      12.005        20.05% (2)


1--Available for investment less than 1 year, contract commenced operations
   February 1995.

2--Available for investment less than 1 year, contract commenced operations
   May 1995.

3--Available for investment less than 1 year, contract commenced operations
   June 1995.

4--Available for investment less than 1 year, contract commenced operations
   July 1995.

5--Available for investment less than 1 year, contract commenced operations
   August 1995.

6--Available for investment less than 1 year, contract commenced operations
   October 1995.

                       CONSOLIDATED FINANCIAL STATEMENTS

          Aetna Life Insurance and Annuity Company and Subsidiaries

                                    Index

                                                                       Page
Consolidated Financial Statements (Unaudited):
 Consolidated Statements of Income for the three months ended
  March 31, 1996 and 1995 (Unaudited)                                    F-2
 Consolidated Balance Sheets as of March 31, 1996 (Unaudited) and
  December 31, 1995                                                      F-3
 Consolidated Statements of Changes in Shareholder's Equity for the
  three months ended
  March 31, 1996 and 1995 (Unaudited)                                    F-4
 Consolidated Statements of Cash Flows for the three months eneded
  March 31, 1996 and 1995 (Unaudited)                                    F-5
Condensed Notes to Consolidated Financial Statements (Unaudited)         F-7
Independent Auditors' Report                                             F-8
Consolidated Financial Statements:
 Consolidated Statements of Income for the Years Ended December 31,
  1995, 1994, and 1993                                                   F-9
 Consolidated Balance Sheets as of December 31, 1995 and 1994           F-10
 Consolidated Statements of Changes in Shareholder's Equity for the
  Years Ended December 31, 1995, 1994 and 1993                          F-11
 Consolidated Statements of Cash Flows for the Years Ended
  December 31, 1995, 1994 and 1993                                      F-12
Notes to Consolidated Financial Statements                              F-14

           AETNA LIFE INSURANCE AND ANNUITY COMPANY AND SUBSIDIARIES
         (A wholly owned subsidiary of Aetna Retirement Services, Inc.)

                        Consolidated Statements of Income
                                   (millions)
                                   (Unaudited)

                                                    3 Months Ended
                                                      March 31,
                                                    --------------
                                                    1996     1995
                                                    -----   ------
Revenue:
Premiums                                           $ 14.1   $ 32.2
Charges assessed against policyholders               92.0     74.9
Net investment income                               257.6    235.8
Net realized capital gains                           14.9      5.1
Other income                                         12.2     12.7
                                                    -----   ------
 Total revenue                                      390.8    360.7
                                                    -----   ------

Benefits and expenses:
Current and future benefits                         217.0    215.1
Operating expenses                                   87.8     74.0
Amortization of deferred policy acquisition
  costs                                              17.5     12.5
                                                    -----   ------
 Total benefits and expenses                        322.3    301.6
                                                    -----   ------

Income before federal income taxes                   68.5     59.1

Federal income taxes                                 20.0     18.8
                                                    -----   ------

Net income                                         $ 48.5   $ 40.3
                                                    =====   ======

                          Consolidated Balance Sheets
                        (millions, except share data)

                                                    (Unaudited)
                                                     March 31,   December 31,
Assets                                                  1996         1995
 --------------------------------------------------   ---------   ------------
Investments:
Debt securities, available for sale:
   (amortized cost: $12,030.4 and $11,923.7)         $12,332.2     $12,720.8
Equity securities, available for sale:
 Non-redeemable preferred stock
  (cost: $54.3 and $51.3)                                 59.1          57.6
 Investment in affiliated mutual funds
  (cost: $160.3 and $173.4)                              182.0         191.8
 Common stock (cost: $6.9)                               --              8.2
Short-term investments                                    24.6          15.1
Mortgage loans                                            21.1          21.2
Policy loans                                             344.6         338.6
                                                      ---------   ------------
  Total investments                                   12,963.6      13,353.3
Cash and cash equivalents                                554.6         568.8
Accrued investment income                                186.4         175.5
Premiums due and other receivables                        27.7          37.3
Deferred policy acquisition costs                      1,375.6       1,341.3
Reinsurance loan to affiliate                            646.0         655.5
Other assets                                              21.4          26.2
Separate Accounts assets                              12,072.9      10,987.0
                                                      ---------   ------------
  Total assets                                       $27,848.2     $27,144.9
                                                      =========   ============
Liabilities and Shareholder's Equity
 --------------------------------------------------
Liabilities:
Future policy benefits                               $ 3,545.1     $ 3,594.6
Unpaid claims and claim expenses                          25.9          27.2
Policyholders' funds left with the Company            10,298.9      10,500.1
                                                      ---------   ------------
  Total insurance reserve liabilities                 13,869.9      14,121.9
Other liabilities                                        188.6         259.2
Federal income taxes:
 Current                                                  35.7          24.2
 Deferred                                                125.5         169.6
Separate Accounts liabilities                         12,072.9      10,987.0
                                                      ---------   ------------
  Total liabilities                                   26,292.6      25,561.9
                                                      ---------   ------------
Shareholder's equity:
Common stock, par value $50 (100,000 shares
  authorized; 55,000  shares issued and
  outstanding)                                             2.8           2.8
Paid-in capital                                          407.6         407.6
Net unrealized capital gains                              56.6         132.5
Retained earnings                                      1,088.6       1,040.1
                                                      ---------   ------------
  Total shareholder's equity                           1,555.6       1,583.0
                                                      ---------   ------------
  Total liabilities and shareholder's equity         $27,848.2     $27,144.9
                                                      =========   ============

See Condensed notes to Consolidated Financial Statements.

           Consolidated Statements of Changes in Shareholder's Equity
                                   (millions)
                                   (Unaudited)

                                                    3 Months Ended March 31,
                                                    ------------------------
                                                       1996         1995
                                                    ----------   -----------
Shareholder's equity, beginning of period            $1,583.0     $1,088.5
Net change in unrealized capital gains and
  losses                                                (75.9)       156.7
Net income                                               48.5         40.3
                                                    ----------   -----------
Shareholder's equity, end of period                  $1,555.6     $1,285.5
                                                    ==========   ===========

                      Consolidated Statements of Cash Flows

                                   (millions)
                                   (Unaudited)

                                                     3 Months Ended March 31,
                                                      ------------------------
                                                        1996          1995
                                                      ----------   -----------
Cash Flows from Operating Activities:
Net income                                            $    48.5    $    40.3
Adjustments to reconcile net income to net cash
   (used for) provided by operating activities:
Increase in accrued investment income                     (10.9)        (6.3)
Decrease in premiums due and other receivables              0.5         10.9
Increase in policy loans                                   (6.0)       (26.0)
Increase in deferred policy acquisition costs             (34.3)       (31.7)
Decrease in reinsurance loan to affiliate                   9.5         14.6
Net increase in universal life account balances            53.0         44.5
(Decrease) increase in other insurance reserve
  liabilities                                             (52.4)        20.5
Net (decrease) increase in other liabilities and
  other assets                                            (81.8)       113.3
Increase in federal income taxes                            8.3         16.3
Net accretion of discount on debt securities              (16.9)       (15.5)
Net realized capital gains                                (14.9)        (5.1)
Other, net                                                --             1.5
                                                      ----------   -----------
 Net cash (used for) provided by operating
  activities                                              (97.4)       177.3
                                                      ----------   -----------

Cash Flows from Investing Activities:
Proceeds from sales of:
 Debt securities available for sale                     1,634.8        965.3
 Equity securities                                         48.7         66.7
Investment maturities and collections of:
 Debt securities available for sale                       255.4        104.3
 Short-term investments                                    10.0         30.0
Cost of investment purchases in:
 Debt securities available for sale                    (1,918.0)    (1,427.6)
 Equity securities                                        (26.1)       (98.1)
 Short-term investments                                   (19.5)        (0.5)
                                                      ----------   -----------
  Net cash used for investing activities                  (14.7)      (359.9)
                                                      ----------   -----------

                                   (millions)
                                   (Unaudited)

                                                  3 Months Ended March 31,
                                                  ------------------------
                                                     1996         1995
                                                  ----------   -----------
Cash Flows from Financing Activities:
Deposits and interest credited for investment
  contracts                                          429.9         497.7
Withdrawals of investment contracts                 (332.0)       (278.3)
                                                  ----------   -----------
 Net cash provided by financing activities            97.9         219.4
                                                  ----------   -----------

Net (decrease) increase in cash and cash
equivalents                                          (14.2)         36.8
Cash and cash equivalents, beginning of period       568.8         623.3
                                                  ----------   -----------

Cash and cash equivalents, end of period           $ 554.6       $ 660.1
                                                  ==========   ===========

Supplemental cash flow information:
Income taxes paid, net                             $  11.7       $   2.5
                                                  ==========   ===========

              Condensed Notes to Consolidated Financial Statements

                                   (Unaudited)

1.  Basis of Presentation

    The consolidated financial statements include Aetna Life Insurance and Annuity Company and its wholly owned subsidiaries, Aetna Insurance Company of America and Aetna Private Capital, Inc. (collectively, the "Company"). Aetna Life Insurance and Annuity Company is a wholly owned subsidiary of Aetna Retirement Services, Inc. ("ARSI"). ARSI is a wholly owned subsidiary of Aetna Life and Casualty Company ("Aetna").

    These consolidated financial statements have been prepared in accordance with generally accepted accounting principles and are unaudited. Certain reclassifications have been made to 1995 financial information to conform to 1996 presentation. These interim statements necessarily rely heavily on estimates, including assumptions as to annualized tax rates. In the opinion of management, all adjustments necessary for a fair statement of results for the interim periods have been made. All such adjustments are of a normal, recurring nature.

                          Independent Auditors' Report

The Shareholder and Board of Directors
Aetna Life Insurance and Annuity Company:

We have audited the accompanying consolidated balance sheets of Aetna Life Insurance and Annuity Company and Subsidiaries as of December 31, 1995 and 1994, and the related consolidated statements of income, changes in shareholder's equity and cash flows for each of the years in the three-year period ended December 31, 1995. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Aetna Life Insurance and Annuity Company and Subsidiaries as of December 31, 1995 and 1994, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 1995, in conformity with generally accepted accounting principles.

As discussed in Note 1 to the consolidated financial statements, in 1993 the Company changed its methods of accounting for certain investments in debt and equity securities.


                                                         KPMG Peat Marwick LLP



Hartford, Connecticut
February 6, 1996

           AETNA LIFE INSURANCE AND ANNUITY COMPANY AND SUBSIDIARIES
         (A wholly owned subsidiary of Aetna Retirement Services, Inc.)

                      Consolidated Statements of Income
                                  (millions)

                                              Years Ended December 31,
                                             ----------------------------
                                              1995      1994      1993
                                             -------   -------   --------
Revenue:
Premiums                                   $  130.8   $  124.2  $   82.1
Charges assessed against policyholders        318.9      279.0     251.5
Net investment income                       1,004.3      917.2     911.9
Net realized capital gains                     41.3        1.5       9.5
Other income                                   42.0       10.3       9.5
                                             -------   -------   --------
 Total revenue                              1,537.3    1,332.2   1,264.5
                                             -------   -------   --------

Benefits and expenses:
Current and future benefits                   915.3      854.1     818.4
Operating expenses                            318.7      235.2     207.2
Amortization of deferred policy
  acquisition costs                            43.3       26.4      19.8
                                             -------   -------   --------
 Total benefits and expenses                1,277.3    1,115.7   1,045.4
                                             -------   -------   --------

Income before federal income taxes            260.0      216.5     219.1

Federal income taxes                           84.1       71.2      76.2
                                             -------   -------   --------

Net income                                 $  175.9   $  145.3  $  142.9
                                             =======   =======   ========

                          Consolidated Balance Sheets
                                  (millions)

                                                          December 31,
                                                      ----------------------
Assets                                                  1995        1994
 --------------------------------------------------   ---------   ----------
Investments:
Debt securities, available for sale:
   (amortized cost: $11,923.7 and $10,577.8)         $12,720.8    $10,191.4
Equity securities, available for sale:
 Non-redeemable preferred stock (cost: $51.3 and
  $43.3)                                                  57.6         47.2
 Investment in affiliated mutual funds (cost:
  $173.4 and $187.1)                                     191.8        181.9
 Common stock (cost: $6.9 at December 31, 1995)            8.2        --
Short-term investments                                    15.1         98.0
Mortgage loans                                            21.2          9.9
Policy loans                                             338.6        248.7
Limited partnership                                      --            24.4
                                                      ---------   ----------
  Total investments                                   13,353.3     10,801.5
Cash and cash equivalents                                568.8        623.3
Accrued investment income                                175.5        142.2
Premiums due and other receivables                        37.3         75.8
Deferred policy acquisition costs                      1,341.3      1,164.3
Reinsurance loan to affiliate                            655.5        690.3
Other assets                                              26.2         15.9
Separate Accounts assets                              10,987.0      7,420.8
                                                      ---------   ----------
  Total assets                                       $27,144.9    $20,934.1
                                                      =========   ==========
Liabilities and Shareholder's Equity
 --------------------------------------------------
Liabilities:
Future policy benefits                               $ 3,594.6    $ 2,912.7
Unpaid claims and claim expenses                          27.2         23.8
Policyholders' funds left with the Company            10,500.1      8,949.3
                                                      ---------   ----------
 Total insurance reserve liabilities                  14,121.9     11,885.8
Other liabilities                                        259.2        302.1
Federal income taxes:
 Current                                                  24.2          3.4
 Deferred                                                169.6        233.5
Separate Accounts liabilities                         10,987.0      7,420.8
                                                      ---------   ----------
  Total liabilities                                   25,561.9     19,845.6
                                                      ---------   ----------
Shareholder's equity:
Common stock, par value $50 (100,000 shares
  authorized; 55,000  shares issued and
  outstanding)                                             2.8          2.8
Paid-in capital                                          407.6        407.6
Net unrealized capital gains (losses)                    132.5       (189.0)
Retained earnings                                      1,040.1        867.1
                                                      ---------   ----------
  Total shareholder's equity                           1,583.0      1,088.5
                                                      ---------   ----------
  Total liabilities and shareholder's equity         $27,144.9    $20,934.1
                                                      =========   ==========

           Consolidated Statements of Changes in Shareholder's Equity
                                   (millions)

                                             Years Ended December 31,
                                           ------------------------------
                                            1995       1994       1993
                                           --------   --------   --------
Shareholder's equity, beginning of year   $1,088.5   $1,246.7   $  990.1
Net change in unrealized capital gains
  (losses)                                   321.5     (303.5)     113.7
Net income                                   175.9      145.3      142.9
Common stock dividends declared               (2.9)     --         --
                                           --------   --------   --------
Shareholder's equity, end of year         $1,583.0   $1,088.5   $1,246.7
                                           ========   ========   ========

                     Consolidated Statements of Cash Flows

                                  (millions)

                                               Years Ended December 31,
                                           ----------------------------------
                                             1995        1994        1993
                                           ---------   ---------   ----------
Cash Flows from Operating Activities:
Net income                                $   175.9   $   145.3    $   142.9
Adjustments to reconcile net income to
  net cash  provided by operating
  activities:
Increase in accrued investment income         (33.3)      (17.5)       (11.1)
Decrease (increase) in premiums due and
  other  receivables                           25.4         1.3         (5.6)
Increase in policy loans                      (89.9)      (46.0)       (36.4)
Increase in deferred policy acquisition
  costs                                      (177.0)     (105.9)       (60.5)
Decrease in reinsurance loan to
  affiliate                                    34.8        27.8         31.8
Net increase in universal life account
  balances                                    393.4       164.7        126.4
Increase in other insurance reserve
  liabilities                                  79.0        75.1         86.1
Net increase in other liabilities and
  other assets                                 15.0        53.9          7.0
Decrease in federal income taxes               (6.5)      (11.7)        (3.7)
Net accretion of discount on bonds            (66.4)      (77.9)       (88.1)
Net realized capital gains                    (41.3)       (1.5)        (9.5)
Other, net                                    --           (1.0)         0.2
                                           ---------   ---------   ----------
 Net cash provided by operating
  activities                                  309.1       206.6        179.5
                                           ---------   ---------   ----------

Cash Flows from Investing Activities:
Proceeds from sales of:
 Debt securities available for sale         4,207.2     3,593.8        473.9
 Equity securities                            180.8        93.1         89.6
 Mortgage loans                                10.7       --           --
 Limited partnership                           26.6       --           --
Investment maturities and collections
  of:
 Debt securities available for sale           583.9     1,289.2      2,133.3
 Short-term investments                       106.1        30.4         19.7
Cost of investment purchases in:
 Debt securities                           (6,034.0)   (5,621.4)    (3,669.2)
 Equity securities                           (170.9)     (162.5)      (157.5)
 Short-term investments                       (24.7)     (106.1)       (41.3)
 Mortgage loans                               (21.3)      --           --
 Limited partnership                          --          (25.0)       --
                                           ---------   ---------   ----------
  Net cash used for investing
  activities                               (1,135.6)     (908.5)    (1,151.5)
                                           ---------   ---------   ----------

                                   (millions)

                                               Years Ended December 31,
                                           ---------------------------------
                                             1995       1994        1993
                                           ---------   --------   ----------
Cash Flows from Financing Activities:
Deposits and interest credited for
  investment  contracts                   $ 1,884.5   $1,737.8    $ 2,117.8
Withdrawals of investment contracts        (1,109.6)    (948.7)    (1,000.3)
Dividends paid to shareholder                  (2.9)     --           --
                                           ---------   --------   ----------
  Net cash provided by financing
  activities                                  772.0      789.1      1,117.5
                                           ---------   --------   ----------

Net (decrease) increase in cash and
cash  equivalents                             (54.5)      87.2        145.5
Cash and cash equivalents, beginning of
year                                          623.3      536.1        390.6
                                           ---------   --------   ----------

Cash and cash equivalents, end of year    $   568.8   $  623.3    $   536.1
                                           =========   ========   ==========

Supplemental cash flow information:
Income taxes paid, net                    $    90.2   $   82.6    $    79.9
                                           =========   ========   ==========

                   Notes to Consolidated Financial Statements

                      December 31, 1995, 1994, and 1993

1.  Summary of Significant Accounting Policies

    Aetna Life Insurance and Annuity Company and its wholly owned subsidiaries (collectively, the "Company") is a provider of financial services and life insurance products in the United States. The Company has two business segments, financial services and life insurance.

    The financial services products include individual and group annuity contracts which offer a variety of funding and distribution options for personal and employer-sponsored retirement plans that qualify under Internal Revenue Code Sections 401, 403, 408 and 457, and individual and group non-qualified annuity contracts. These contracts may be immediate or deferred and are offered primarily to individuals, pension plans, small businesses and employer-sponsored groups in the health care, government, education (collectively "not-for-profit" organizations) and corporate markets. Financial services also include pension plan administrative services.

    The life insurance products include universal life, variable universal life, interest sensitive whole life and term insurance. These products are offered primarily to individuals, small businesses, employer sponsored groups and executives of Fortune 2000 companies.

    Basis of Presentation

    The consolidated financial statements include Aetna Life Insurance and Annuity Company and its wholly owned subsidiaries, Aetna Insurance Company of America and Aetna Private Capital, Inc. Aetna Life Insurance and Annuity Company is a wholly owned subsidiary of Aetna Retirement Services, Inc. ("ARSI"). ARSI is a wholly owned subsidiary of Aetna Life and Casualty Company ("Aetna"). Two subsidiaries, Systematized Benefits Administrators, Inc. ("SBA"), and Aetna Investment Services, Inc. ("AISI"), which were previously reported in the consolidated financial statements were distributed in the form of dividends to ARSI in December of 1995. The impact to the Company's financial statements of distributing these dividends was immaterial.

    The consolidated financial statements have been prepared in conformity with generally accepted accounting principles. Intercompany transactions have been eliminated. Certain reclassifications have been made to 1994 and 1993 financial information to conform to the 1995 presentation.

    Accounting Changes

    Accounting for Certain Investments in Debt and Equity Securities

    On December 31, 1993, the Company adopted Financial Accounting Standard ("FAS") No. 115, Accounting for Certain Investments in Debt and Equity Securities, which requires the classification of debt securities into three categories: "held to maturity", which are carried at amortized cost; "available for sale", which are carried at fair value with changes in fair value recognized as a component of shareholder's equity; and "trading", which are carried at fair value with immediate recognition in income of changes in fair value.

    Initial adoption of this standard resulted in a net increase of $106.8 million, net of taxes of $57.5 million, to net unrealized gains in shareholder's equity. These amounts exclude gains and losses allocable to experience-rated (including universal life) contractholders. Adoption of FAS No. 115 did not have a material effect on deferred policy acquisition costs.

    Use of Estimates

    The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from reported results using those estimates.

    Cash and Cash Equivalents

    Cash and cash equivalents include cash on hand, money market instruments and other debt issues with a maturity of ninety days or less when purchased.

    Investments

    Debt Securities

    At December 31, 1995 and 1994, all of the Company's debt securities are classified as available for sale and carried at fair value. These securities are written down (as realized losses) for other than temporary decline in value. Unrealized gains and losses related to these securities, after deducting amounts allocable to experience-rated contractholders and related taxes, are reflected in shareholder's equity.

    Fair values for debt securities are based on quoted market prices or dealer quotations. Where quoted market prices or dealer quotations are not available, fair values are measured utilizing quoted market prices for similar securities or by using discounted cash flow methods. Cost for mortgage-backed securities is adjusted for unamortized premiums and discounts, which are amortized using the interest method over the estimated remaining term of the securities, adjusted for anticipated prepayments. Purchases and sales of debt securities are recorded on the trade date.

    Equity Securities

    Equity securities are classified as available for sale and carried at fair value based on quoted market prices or dealer quotations. Equity securities are written down (as realized losses) for other than temporary declines in value. Unrealized gains and losses related to such securities are reflected in shareholder's equity. Purchases and sales are recorded on the trade date.

    The investment in affiliated mutual funds represents an investment in the Aetna Series Fund, Inc., a retail mutual fund which has been seeded by the Company, and is carried at fair value.

    Mortgage Loans and Policy Loans

    Mortgage loans and policy loans are carried at unpaid principal balances net of valuation reserves, which approximates fair value, and are generally secured. Purchases and sales of mortgage loans are recorded on the closing date.

    Limited Partnership

    The Company's limited partnership investment was carried at the amount invested plus the Company's share of undistributed operating results and unrealized gains (losses), which approximates fair value. The Company disposed of the limited partnership during 1995.

    Short-Term Investments

    Short-term investments, consisting primarily of money market instruments and other debt issues purchased with an original maturity of over ninety days and less than one year, are considered available for sale and are carried at fair value, which approximates amortized cost.

    Deferred Policy Acquisition Costs

    Certain costs of acquiring insurance business have been deferred. These costs, all of which vary with and are primarily related to the production of new business, consist principally of commissions, certain expenses of underwriting and issuing contracts and certain agency expenses. For fixed ordinary life contracts, such costs are amortized over expected premium-paying periods. For universal life and certain annuity contracts, such costs are amortized in proportion to estimated gross profits and adjusted to reflect actual gross profits. These costs are amortized over twenty years for annuity pension contracts, and over the contract period for universal life contracts.

    Deferred policy acquisition costs are written off to the extent that it is determined that future policy premiums and investment income or gross profits would not be adequate to cover related losses and expenses.

    Insurance Reserve Liabilities

    The Company's liabilities include reserves related to fixed ordinary life, fixed universal life and fixed annuity contracts. Reserves for future policy benefits for fixed ordinary life contracts are computed on the basis of assumed investment yield, assumed mortality, withdrawals and expenses, including a margin for adverse deviation, which generally vary by plan, year of issue and policy duration. Reserve interest rates range from 2.25% to 10.00%. Assumed investment yield is based on the Company's experience. Mortality and withdrawal rate assumptions are based on relevant Aetna experience and are periodically reviewed against both industry standards and experience.

    Reserves for fixed universal life (included in Future Policy Benefits) and fixed deferred annuity contracts (included in Policyholders' Funds Left With the Company) are equal to the fund value. The fund value is equal to cumulative deposits less charges plus credited interest thereon, without reduction for possible future penalties assessed on premature withdrawal. For guaranteed interest options, the interest credited ranged from 4.00% to 6.38% in 1995 and 4.00% to 5.85% in 1994. For all other fixed options, the interest credited ranged from 5.00% to 7.00% in 1995 and 5.00% to 7.50% in 1994.

    Reserves for fixed annuity contracts in the annuity period and for future amounts due under settlement options are computed actuarially using the 1971 Individual Annuity Mortality Table, the 1983 Individual Annuity Mortality Table, the 1983 Group Annuity Mortality Table and, in some cases, mortality improvement according to scales G and H, at assumed interest rates ranging from 3.5% to 9.5%. Reserves relating to contracts with life contingencies are included in Future Policy Benefits. For other contracts, the reserves are reflected in Policyholders' Funds Left With the Company.

    Unpaid claims for all lines of insurance include benefits for reported losses and estimates of benefits for losses incurred but not reported.

    Premiums, Charges Assessed Against Policyholders, Benefits and Expenses

    Premiums are recorded as revenue when due for fixed ordinary life contracts. Charges assessed against policyholders' funds for cost of insurance, surrender charges, actuarial margin and other fees are recorded as revenue for universal life and certain annuity contracts. Policy benefits and expenses are recorded in relation to the associated premiums or gross profit so as to result in recognition of profits over the expected lives of the contracts.

    Separate Accounts

    Assets held under variable universal life, variable life and variable annuity contracts are segregated in Separate Accounts and are invested, as designated by the contractholder or participant under a contract, in shares of Aetna Variable Fund, Aetna Income Shares, Aetna Variable Encore Fund, Aetna Investment Advisers Fund, Inc., Aetna GET Fund, or The Aetna Series Fund Inc., which are managed by the Company or other selected mutual funds not managed by the Company. Separate Accounts assets and liabilities are carried at fair value except for those relating to a guaranteed interest option which is offered through a Separate Account. The assets of the Separate Account supporting the guaranteed interest option are carried at an amortized cost of $322.2 million for 1995 (fair value $343.9 million) and $149.7 million for 1994 (fair value $146.3 million), since the Company bears the investment risk where the contract is held to maturity. Reserves relating to the guaranteed interest option are maintained at fund value and reflect interest credited at rates ranging from 4.5% to 8.38% in both 1995 and 1994. Separate Accounts assets and liabilities are shown as separate captions in the Consolidated Balance Sheets. Deposits, investment income and net realized and unrealized capital gains (losses) of the Separate Accounts are not reflected in the Consolidated Statements of Income (with the exception of realized capital gains (losses) on the sale of assets supporting the guaranteed interest option). The Consolidated Statements of Cash Flows do not reflect investment activity of the Separate Accounts.

    Federal Income Taxes

    The Company is included in the consolidated federal income tax return of Aetna. The Company is taxed at regular corporate rates after adjusting income reported for financial statement purposes for certain items. Deferred income tax benefits result from changes during the year in cumulative temporary differences between the tax basis and book basis of assets and liabilities.

2.  Investments

    Investments in debt securities available for sale as of December 31, 1995 were as follows:

                                            Gross       Gross
                              Amortized  Unrealized  Unrealized     Fair
                                Cost        Gains      Losses       Value
                              ---------   ---------   ---------   ---------
                                               (millions)
    U.S. Treasury
      securities and
      obligations of U.S.
      government agencies
      and corporations        $   539.5    $ 47.5       $  --     $   587.0
    Obligations of states
      and political
      subdivisions                 41.4      12.4         --           53.8
    U.S. Corporate
      securities:
      Financial                 2,764.4     110.3         2.1       2,872.6
      Utilities                   454.4      27.8         1.0         481.2
      Other                     2,177.7     159.5         1.2       2,336.0
                              ---------   ---------   ---------   ---------
     Total U.S. Corporate
      securities                5,396.5     297.6         4.3       5,689.8
    Foreign securities:
      Government                  316.4      26.1         2.0         340.5
      Financial                   534.2      45.4         3.5         576.1
      Utilities                   236.3      32.9         --          269.2
      Other                       215.7      15.1         --          230.8
                              ---------   ---------   ---------   ---------
     Total Foreign
      securities                1,302.6     119.5         5.5       1,416.6
    Residential
      mortgage-backed
      securities:
      Residential
      pass-throughs               556.7      99.2         1.8         654.1
      Residential CMOs          2,383.9     167.6         2.2       2,549.3
                              ---------   ---------   ---------   ---------
    Total Residential
      mortgage-backed
      securities                2,940.6     266.8         4.0       3,203.4
    Commercial/Multifamily
      mortgage-backed
      securities                  741.9      32.3         0.2         774.0
                              ---------   ---------   ---------   ---------
     Total Mortgage-backed
      securities                3,682.5     299.1         4.2       3,977.4
    Other asset-backed
      securities                  961.2      35.5         0.5         996.2
                              ---------   ---------   ---------   ---------
    Total debt securities
      available for sale      $11,923.7    $811.6       $ 14.5    $12,720.8
                              =========   =========   =========   =========

    Investments in debt securities available for sale as of December 31, 1994 were as follows:

                                            Gross       Gross
                              Amortized  Unrealized  Unrealized     Fair
                                Cost        Gains      Losses       Value
                              ---------   ---------   ---------   ---------
                                               (millions)
    U.S. Treasury
      securities and
      obligations of U.S.
      government agencies
      and corporations        $  1,396.1   $  2.0      $ 84.2     $ 1,313.9
    Obligations of states
      and political
      subdivisions                 37.9       1.2        --            39.1
    U.S. Corporate
      securities:
      Financial                 2,216.9       3.8       109.4       2,111.3
      Utilities                   100.1      --           7.9          92.2
      Other                     1,344.3       6.0        67.9       1,282.4
                              ---------   ---------   ---------   ---------
     Total U.S. Corporate
      securities                3,661.3       9.8       185.2       3,485.9
    Foreign securities:
      Government                  434.4       1.2        33.9         401.7
      Financial                   368.2       1.1        23.0         346.3
      Utilities                   204.4       2.5         9.5         197.4
      Other                        46.3       0.8         1.5          45.6
                              ---------   ---------   ---------   ---------
     Total Foreign
      securities                1,053.3       5.6        67.9         991.0
    Residential
      mortgage-backed
      securities:
      Residential
      pass-throughs               627.1      81.5         5.0         703.6
      Residential CMOs          2,671.0      32.9       139.4       2,564.5
                              ---------   ---------   ---------   ---------
    Total Residential
      mortgage-backed
      securities                3,298.1     114.4       144.4       3,268.1
    Commercial/Multifamily
      mortgage-backed
      securities                  435.0       0.2        21.3         413.9
                              ---------   ---------   ---------   ---------
     Total Mortgage-backed
      securities                3,733.1     114.6       165.7       3,682.0
    Other asset-backed
      securities                  696.1       0.2        16.8         679.5
                              ---------   ---------   ---------   ---------
    Total debt securities
      available for sale      $10,577.8    $133.4      $519.8     $10,191.4
                              =========   =========   =========   =========

    At December 31, 1995 and 1994, net unrealized appreciation (depreciation) of $797.1 million and $(386.4) million, respectively, on available for sale debt securities included $619.1 million and $(308.6) million, respectively, related to experience-rated contractholders, which were not included in shareholder's equity.

    The amortized cost and fair value of debt securities for the year ended December 31, 1995 are shown below by contractual maturity. Actual maturities may differ from contractual maturities because securities may be restructured, called, or prepaid.

                                          Amortized     Fair
                                            Cost        Value
                                          ---------   ---------
                                               (millions)
    Due to mature:
    One year or less                      $   348.8   $   351.1
    After one year through five years       2,100.2     2,159.5
    After five years through ten years      2,516.0     2,663.4
    After ten years                         2,315.0     2,573.2
    Mortgage-backed securities              3,682.5     3,977.4
    Other asset-backed securities             961.2       996.2
                                          ---------   ---------
      Total                               $11,923.7   $12,720.8
                                          =========   =========

    The Company engages in securities lending whereby certain securities from its portfolio are loaned to other institutions for short periods of time. Cash collateral, which is in excess of the market value of the loaned securities, is deposited by the borrower with a lending agent, and retained and invested by the lending agent to generate additional income for the Company. The market value of the loaned securities is monitored on a daily basis with additional collateral obtained or refunded as the market value fluctuates. At December 31, 1995, the Company had loaned securities (which are reflected as invested assets on the Consolidated Balance Sheets) with a market value of approximately $264.5 million.

    At December 31, 1995 and 1994, debt securities carried at $7.4 million and $7.0 million, respectively, were on deposit as required by regulatory authorities.

    The valuation reserve for mortgage loans was $3.1 million at December 31, 1994. There was no valuation reserve for mortgage loans at December 31, 1995. The carrying value of non-income producing investments was $0.1 million and $0.2 million at December 31, 1995 and 1994, respectively.

    Investments in a single issuer, other than obligations of the U.S. government, with a carrying value in excess of 10% of the Company's shareholder's equity at December 31, 1995 are as follows:

                                             Amortized     Fair
    Debt Securities                             Cost      Value
                                              --------   --------
                                                  (millions)

    General Electric Corporation               $ 314.9    $ 329.3
    General Motors Corporation                  273.9      284.5
    Associates Corporation of North
      America                                   230.2      239.1
    Society National Bank                       203.5      222.3
    Ciesco, L.P.                                194.9      194.9
    Countrywide Funding                         171.2      172.7
    Baxter International                        168.9      168.9
    Time Warner                                 158.6      166.1
    Ford Motor Company                          156.7      162.6

    The portfolio of debt securities at December 31, 1995 and 1994 included $662.5 million and $318.3 million, respectively, (5% and 3%, respectively, of the debt securities) of investments that are considered "below investment grade". "Below investment grade" securities are defined to be securities that carry a rating below BBB-/Baa3, by Standard & Poors/Moody's Investor Services, respectively. The increase in below investment grade securities is the result of a change in investment strategy, which has reduced the Company's holdings in residential mortgage-back securities and increased the Company's holdings in corporate securities. Residential mortgage-back securities are subject to higher prepayment risk and lower credit risk, while corporate securities earning a comparable yield are subject to higher credit risk and lower prepayment risk. We expect the percentage of below investment grade securities will increase in 1996, but we expect that the overall average quality of the portfolio of debt securities will remain at AA-. Of these below investment grade assets, $14.5 million and $31.8 million, at December 31, 1995 and 1994, respectively, were investments that were purchased at investment grade, but whose ratings have since been downgraded.

    Included in residential mortgage-back securities are collateralized mortgage obligations ("CMOs") with carrying values of $2.5 billion and $2.6 billion at December 31, 1995 and 1994, respectively. The principal risks inherent in holding CMOs are prepayment and extension risks related to dramatic decreases and increases in interest rates whereby the CMOs would be subject to repayments of principal earlier or later than originally anticipated. At December 31, 1995 and 1994, approximately 79% and 85%, respectively, of the Company's CMO holdings consisted of sequential and planned amortization class debt securities which are subject to less prepayment and extension risk than other CMO instruments. At December 31, 1995 and 1994, approximately 81% and 82%, respectively, of the Company's CMO holdings were collateralized by residential mortgage loans, on which the timely payment of principal and interest was backed by specified government agencies (e.g., GNMA, FNMA, FHLMC).

    If due to declining interest rates, principal was to be repaid earlier than originally anticipated, the Company could be affected by a decrease in investment income due to the reinvestment of these funds at a lower interest rate. Such prepayments may result in a duration mismatch between assets and liabilities which could be corrected as cash from prepayments could be reinvested at an appropriate duration to adjust the mismatch.

    Conversely, if due to increasing interest rates, principal was to be repaid slower than originally anticipated, the Company could be affected by a decrease in cash flow which reduces the ability to reinvest expected principal repayments at higher interest rates. Such slower payments may result in a duration mismatch between assets and liabilities which could be corrected as available cash flow could be reinvested at an appropriate duration to adjust the mismatch.

    At December 31, 1995 and 1994, approximately 3% and 4%, respectively, of the Company's CMO holdings consisted of interest-only strips ("IOs") or principal-only strips ("POs"). IOs receive payments of interest and POs receive payments of principal on the underlying pool of mortgages. The risk inherent in holding POs is extension risk related to dramatic increases in interest rates whereby the future payments due on POs could be repaid much slower than originally anticipated. The extension risks inherent in holding POs was mitigated somewhat by offsetting positions in IOs. During dramatic increases in interest rates, IOs would generate more future payments than originally anticipated.

    The risk inherent in holding IOs is prepayment risk related to dramatic decreases in interest rates whereby future IO cash flows could be much less than originally anticipated and in some cases could be less than the original cost of the IO. The risks inherent in IOs are mitigated somewhat by holding offsetting positions in POs. During dramatic decreases in interest rates POs would generate future cash flows much quicker than originally anticipated.

    Investments in available for sale equity securities were as follows:

                                        Gross       Gross
                                     Unrealized  Unrealized     Fair
                             Cost       Gains      Losses      Value
                            -------   ---------   ---------   --------
                                            (millions)
    1995
    ---------------------
    Equity Securities       $ 231.6     $27.2       $1.2       $ 257.6
                            -------   ---------   ---------   --------

    1994
    ---------------------
    Equity Securities       $ 230.5     $ 6.5       $7.9       $ 229.1
                            -------   ---------   ---------   --------

3.  Capital Gains and Losses on Investment Operations

    Realized capital gains or losses are the difference between proceeds received from investments sold or prepaid, and amortized cost. Net realized capital gains as reflected in the Consolidated Statements of Income are after deductions for net realized capital gains (losses) allocated to experience-rated contracts of $61.1 million, $(29.1) million and $(54.8) million for the years ended December 31, 1995, 1994, and 1993, respectively. Net realized capital gains (losses) allocated to experience-rated contracts are deferred and subsequently reflected in credited rates on an amortized basis. Net unamortized gains (losses), reflected as a component of Policyholders' Funds Left With the Company, were $7.3 million and $(50.7) million at the end of December 31, 1995 and 1994, respectively.

    Changes to the mortgage loan valuation reserve and writedowns on debt securities are included in net realized capital gains (losses) and amounted to $3.1 million, $1.1 million and $(98.5) million, of which $2.2 million, $0.8 million and $(91.5) million were allocable to experience-rated contractholders, for the years ended December 31, 1995, 1994 and 1993, respectively. The 1993 losses were primarily related to writedowns of interest-only mortgage-backed securities to their fair value.

    Net realized capital gains (losses) on investments, net of amounts allocated to experience-rated contracts, were as follows:

                                       1995    1994    1993
                                       -----   ----   ------
                                            (millions)

    Debt securities                    $32.8   $1.0   $ 9.6
    Equity securities                    8.3    0.2     0.1
    Mortgage loans                       0.2    0.3    (0.2)
                                       -----   ----   ------
    Pretax realized capital gains      $41.3   $1.5   $ 9.5
                                       -----   ----   ------
    After-tax realized capital
      gains                            $25.8   $1.0   $ 6.2
                                       =====   ====   ======

    Gross gains of $44.6 million, $26.6 million and $33.3 million and gross losses of $11.8 million, $25.6 million and $23.7 million were realized from the sales of investments in debt securities in 1995, 1994 and 1993, respectively.

    Changes in unrealized capital gains (losses), excluding changes in unrealized capital gains (losses) related to experience-rated contracts, for the years ended December 31, were as follows:

                                            1995      1994      1993
                                           ------   --------   -------
                                                   (millions)

    Debt securities                        $255.9   $(242.1)   $164.3
    Equity securities                        27.3     (13.3)     10.6
    Limited partnership                       1.8      (1.8)     --
                                           ------   --------   -------
                                            285.0    (257.2)    174.9
    Deferred federal income taxes (See
      Note 6)                               (36.5)     46.3      61.2
                                           ------   --------   -------
    Net change in unrealized capital
      gains (losses)                       $321.5   $(303.5)   $113.7
                                           ======   ========   =======

    Net unrealized capital gains (losses) allocable to experience-rated contracts of $515.0 million and $104.1 million at December 31, 1995 and $(260.9) million and $(47.7) million at December 31, 1994 are reflected on the Consolidated Balance Sheet in Policyholders' Funds Left With the Company and Future Policy Benefits, respectively, and are not included in shareholder's equity.

    Shareholder's equity included the following unrealized capital gains (losses), which are net of amounts allocable to experience-rated contractholders, at December 31:

                                        1995     1994      1993
                                       ------   -------   -------
                                               (millions)

    Debt securities
     Gross unrealized capital gains    $179.3   $  27.4   $164.3
     Gross unrealized capital
      losses                             (1.3)   (105.2)    --
                                       ------   -------   -------
                                        178.0     (77.8)   164.3

                                        1995      1994      1993
                                        ------   --------   ------
                                               (millions)

    Equity securities
     Gross unrealized capital gains    $ 27.2   $   6.5    $ 12.0
     Gross unrealized capital losses     (1.2)     (7.9)     (0.1)
                                        ------   --------   ------
                                         26.0      (1.4)     11.9
    Limited Partnership
     Gross unrealized capital gains      --        --        --
     Gross unrealized capital losses     --        (1.8)     --
                                        ------   --------   ------
                                         --        (1.8)     --
    Deferred federal income taxes
      (See Note 6)                       71.5     108.0      61.7
                                        ------   --------   ------

    Net unrealized capital gains
      (losses)                         $132.5   $(189.0)   $114.5
                                        ======   ========   ======

4.  Net Investment Income

    Sources of net investment income were as follows:

                                              1995      1994     1993
                                            --------   ------   -------
                                                    (millions)

    Debt securities                         $  891.5   $823.9   $828.0
    Preferred stock                              4.2      3.9      2.3
    Investment in affiliated mutual
      funds                                     14.9      5.2      2.9
    Mortgage loans                               1.4      1.4      1.5
    Policy loans                                13.7     11.5     10.8
    Reinsurance loan to affiliate               46.5     51.5     53.3
    Cash equivalents                            38.9     29.5     16.8
    Other                                        8.4      6.7      7.7
                                            --------   ------   -------
    Gross investment income                  1,019.5    933.6    923.3
    Less investment expenses                   (15.2)   (16.4)   (11.4)
                                            --------   ------   -------
    Net investment income                   $1,004.3   $917.2   $911.9
                                            ========   ======   =======

    Net investment income includes amounts allocable to experience-rated contractholders of $744.2 million, $677.1 million and $661.3 million for the years ended December 31, 1995, 1994 and 1993, respectively. Interest credited to contractholders is included in Current and Future Benefits.

5.  Dividend Restrictions and Shareholder's Equity

    The Company distributed $2.9 million in the form of dividends of two of its subsidiaries, SBA and AISI, to Aetna Retirement Services, Inc. in 1995.

    The amount of dividends that may be paid to the shareholder in 1996 without prior approval by the Insurance Commissioner of the State of Connecticut is $70.0 million.

    The Insurance Department of the State of Connecticut (the "Department") recognizes as net income and shareholder's equity those amounts determined in conformity with statutory accounting practices prescribed or permitted by the Department, which differ in certain respects from generally accepted accounting principles. Statutory net income was $70.0 million, $64.9 million and $77.6 million for the years ended December 31, 1995, 1994 and 1993, respectively. Statutory shareholder's equity was $670.7 million and $615.0 million as of December 31, 1995 and 1994, respectively.

    At December 31, 1995 and December 31, 1994, the Company does not utilize any statutory accounting practices which are not prescribed by insurance regulators that, individually or in the aggregate, materially affect statutory shareholder's equity.

6.  Federal Income Taxes

    The Company is included in the consolidated federal income tax return of Aetna. Aetna allocates to each member an amount approximating the tax it would have incurred were it not a member of the consolidated group, and credits the member for the use of its tax saving attributes in the consolidated return.

    In August 1993, the Omnibus Budget Reconciliation Act of 1993 (OBRA) was enacted which resulted in an increase in the federal corporate tax rate from 34% to 35% retroactive to January 1, 1993. The enactment of OBRA resulted in an increase in the deferred tax liability of $3.4 million at date of enactment, which is included in the 1993 deferred tax expense.

    Components of income tax expense (benefits) were as follows:

                                   1995     1994     1993
                                  ------   ------   -------
                                         (millions)

    Current taxes (benefits):
     Income from operations       $ 82.9   $  78.7  $ 87.1
     Net realized capital
      gains                         28.5    (33.2)    18.1
                                  ------   ------   -------
                                   111.4     45.5    105.2
                                  ------   ------   -------
    Deferred taxes (benefits):
     Income from operations        (14.4)    (8.0)   (14.2)
     Net realized capital
      gains                        (12.9)    33.7    (14.8)
                                  ------   ------   -------
                                   (27.3)    25.7    (29.0)
                                  ------   ------   -------
      Total                       $ 84.1   $ 71.2   $ 76.2
                                  ======   ======   =======

    Income tax expense was different from the amount computed by applying the federal income tax rate to income before federal income taxes for the following reasons:

                                                1995     1994     1993
                                               ------   ------   -------
                                                      (millions)

    Income before federal income taxes         $260.0   $216.5   $219.1
    Tax rate                                       35%      35%      35%
                                               ------   ------   -------
    Application of the tax rate                  91.0     75.8     76.7
                                               ------   ------   -------
    Tax effect of:
     Excludable dividends                        (9.3)    (8.6)    (8.7)
     Tax reserve adjustments                      3.9      2.9      4.7
     Reinsurance transaction                     (0.5)     1.9     (0.2)
     Tax rate change on deferred
      liabilities                                --       --        3.7
     Other, net                                  (1.0)    (0.8)    --
                                               ------   ------   -------
      Income tax expense                       $ 84.1   $ 71.2   $ 76.2
                                               ======   ======   =======

    The tax effects of temporary differences that give rise to deferred tax assets and deferred tax liabilities at December 31 are presented below:

                                                     1995     1994
                                                     ------   -------
    Deferred tax assets:                               (millions)

    Insurance reserves                              $290.4   $211.5
    Net unrealized capital losses                     --      136.3
    Unrealized gains allocable to
      experience-rated contracts                     216.7     --
    Investment losses not currently deductible         7.3     15.5
    Postretirement benefits other than pensions        7.7      8.4
    Other                                             32.0     28.3
                                                     ------   -------
    Total gross assets                               554.1    400.0
    Less valuation allowance                          --      136.3
                                                     ------   -------
    Deferred tax assets, net of valuation            554.1    263.7

    Deferred tax liabilities:
    Deferred policy acquisition costs                433.0    385.2
    Unrealized losses allocable to
      experience-rated contracts                      --      108.0
    Market discount                                    4.4      3.6
    Net unrealized capital gains                     288.2     --
    Other                                             (1.9)     0.4
                                                     ------   -------
    Total gross liabilities                          723.7    497.2
                                                     ------   -------
    Net deferred tax liability                      $169.6   $233.5
                                                     ======   =======

    Net unrealized capital gains and losses are presented in shareholder's equity net of deferred taxes. At December 31, 1994, $81.0 million of net unrealized capital losses were reflected in shareholder's equity without deferred tax benefits. As of December 31, 1995, no valuation allowance was required for unrealized capital gains and losses. The reversal of the valuation allowance had no impact on net income in 1995.

    The "Policyholders' Surplus Account," which arose under prior tax law, is generally that portion of a life insurance company's statutory income that has not been subject to taxation. As of December 31, 1983, no further additions could be made to the Policyholders' Surplus Account for tax return purposes under the Deficit Reduction Act of 1984. The balance in such account was approximately $17.2 million at December 31, 1995. This amount would be taxed only under certain conditions. No income taxes have been provided on this amount since management believes the conditions under which such taxes would become payable are remote.

    The Internal Revenue Service ("Service") has completed examinations of the consolidated federal income tax returns of Aetna through 1986. Discussions are being held with the Service with respect to proposed adjustments. However, management believes there are adequate defenses against, or sufficient reserves to provide for, such challenges. The Service has commenced its examinations for the years 1987 through 1990.

7.  Benefit Plans

    Employee Pension Plans--The Company, in conjunction with Aetna, has non-contributory defined benefit pension plans covering substantially all employees. The plans provide pension benefits based on years of service and average annual compensation (measured over sixty consecutive months of highest earnings in a 120 month period). Contributions are determined using the Projected Unit Credit Method and, for qualified plans subject to ERISA requirements, are limited to the amounts that are currently deductible for tax reporting purposes. The accumulated benefit obligation and plan assets are recorded by Aetna. The accumulated plan assets exceed accumulated plan benefits. There has been no funding to the plan for the years 1993 through 1995, and therefore, no expense has been recorded by the Company.

    Agent Pension Plans--The Company, in conjunction with Aetna, has a non-qualified pension plan covering certain agents. The plan provides pension benefits based on annual commission earnings. The accumulated plan assets exceed accumulated plan benefits. There has been no funding to the plan for the years 1993 through 1995, and therefore, no expense has been recorded by the Company.

    Employee Postretirement Benefits--In addition to providing pension benefits, Aetna also provides certain postretirement health care and life insurance benefits, subject to certain caps, for retired employees. Medical and dental benefits are offered to all full-time employees retiring at age 50 with at least 15 years of service or at age 65 with at least 10 years of service. Retirees are required to contribute to the plans based on their years of service with Aetna.

    The cost to the Company associated with the Aetna postretirement plans for 1995, 1994 and 1993 were $1.4 million, $1.0 million and $0.8 million, respectively.

    Agent Postretirement Benefits--The Company, in conjunction with Aetna, also provides certain postemployment health care and life insurance benefits for certain agents.

    The cost to the Company associated to the agents' postretirement plans for 1995, 1994 and 1993 were $0.8 million, $0.7 million and $0.6 million, respectively.

    Incentive Savings Plan--Substantially all employees are eligible to participate in a savings plan under which designated contributions, which may be invested in common stock of Aetna or certain other investments, are matched, up to 5% of compensation, by Aetna. Pretax charges to operations for the incentive savings plan were $4.9 million, $3.3 million and $3.1 million in 1995, 1994 and 1993, respectively.

    Stock Plans--Aetna has a stock incentive plan that provides for stock options and deferred contingent common stock or cash awards to certain key employees. Aetna also has a stock option plan under which executive and middle management employees of Aetna may be granted options to purchase common stock of Aetna at the market price on the date of grant or, in connection with certain business combinations, may be granted options to purchase common stock on different terms. The cost to the Company associated with the Aetna stock plans for 1995, 1994 and 1993, was $6.3 million, $1.7 million and $0.4 million, respectively.

8.  Related Party Transactions

    The Company is compensated by the Separate Accounts for bearing mortality and expense risks pertaining to variable life and annuity contracts. Under the insurance contracts, the Separate Accounts pay the Company a daily fee which, on an annual basis, ranges, depending on the product, from .25% to 1.80% of their average daily net assets. The Company also receives fees from the variable life and annuity mutual funds and The Aetna Series Fund for serving as investment adviser. Under the advisory agreements, the Funds pay the Company a daily fee which, on an annual basis, ranges, depending on the fund, from .25% to 1.00% of their average daily net assets. The advisory agreements also call for the variable funds to pay their own administrative expenses and for The Aetna Series Fund to pay certain administrative expenses. The Company also receives fees (expressed as a percentage of the average daily net assets) from The Aetna Series Fund for providing administration, shareholder services and promoting sales. The amount of compensation and fees received from the Separate Accounts and Funds, included in Charges Assessed Against Policyholders, amounted to $128.1 million, $104.6 million and $93.6 million in 1995, 1994 and 1993, respectively. The Company may waive advisory fees at its discretion.

    The Company may, from time to time, make reimbursements to a Fund for some or all of its operating expenses. Reimbursement arrangements may be terminated at any time without notice.

    Since 1981, all domestic individual non-participating life insurance of Aetna and its subsidiaries has been issued by the Company. Effective December 31, 1988, the Company entered into a reinsurance agreement with Aetna Life Insurance Company ("Aetna Life") in which substantially all of the non-participating individual life and annuity business written by Aetna Life prior to 1981 was assumed by the Company. A $108.0 million commission, paid by the Company to Aetna Life in 1988, was capitalized as deferred policy acquisition costs. The Company maintained insurance reserves of $655.5 million and $690.3 million as of December 31, 1995 and 1994, respectively, relating to the business assumed. In consideration for the assumption of this business, a loan was established relating to the assets held by Aetna Life which support the insurance reserves. The loan is being reduced in accordance with the decrease in the reserves. The fair value of this loan was $663.5 million and $630.3 million as of December 31, 1995 and 1994, respectively, and is based upon the fair value of the underlying assets. Premiums of $28.0 million, $32.8 million and $33.3 million and current and future benefits of $43.0 million, $43.8 million and $55.4 million were assumed in 1995, 1994 and 1993, respectively.

    Investment income of $46.5 million, $51.5 million and $53.3 million was generated from the reinsurance loan to affiliate in 1995, 1994 and 1993, respectively. Net income of approximately $18.4 million, $25.1 million and $13.6 million resulted from this agreement in 1995, 1994 and 1993, respectively.

    On December 16, 1988, the Company assumed $25.0 million of premium revenue from Aetna Life for the purchase and administration of a life contingent single premium variable payout annuity contract. In addition, the Company also is responsible for administering fixed annuity payments that are made to annuitants receiving variable payments. Reserves of $28.0 million and $24.2 million were maintained for this contract as of December 31, 1995 and 1994, respectively.

    Effective February 1, 1992, the Company increased its retention limit per individual life to $2.0 million and entered into a reinsurance agreement with Aetna Life to reinsure amounts in excess of this limit, up to a maximum of $8.0 million on any new individual life business, on a yearly renewable term basis. Premium amounts related to this agreement were $3.2 million, $1.3 million and $0.6 million for 1995, 1994 and 1993, respectively.

    The Company received no capital contributions in 1995, 1994 or 1993.

    The Company distributed $2.9 million in the form of dividends of two of its subsidiaries, SBA and AISI, to Aetna Retirement Services, Inc. in 1995.

    Premiums due and other receivables include $5.7 million and $27.6 million due from affiliates in 1995 and 1994, respectively. Other liabilities include $12.4 million and $27.9 million due to affiliates for 1995 and 1994, respectively.

    Substantially all of the administrative and support functions of the Company are provided by Aetna and its affiliates. The financial statements reflect allocated charges for these services based upon measures appropriate for the type and nature of service provided.

9.  Reinsurance

    The Company utilizes indemnity reinsurance agreements to reduce its exposure to large losses in all aspects of its insurance business. Such reinsurance permits recovery of a portion of losses from reinsurers, although it does not discharge the primary liability of the Company as direct insurer of the risks reinsured. The Company evaluates the financial strength of potential reinsurers and continually monitors the financial condition of reinsurers. Only those reinsurance recoverables deemed probable of recovery are reflected as assets on the Company's Consolidated Balance Sheets.

    The following table includes premium amounts ceded/assumed to/from affiliated companies as discussed in Note 8 above.

                                                        Assumed
                                            Ceded to      from
                                  Direct     Other       Other       Net
                                  Amount   Companies   Companies    Amount
                                  -------   ---------   ---------   -------
                                                 (millions)

    1995
     --------------------------
    Premiums:
     Life Insurance               $ 28.8     $ 8.6       $28.0      $ 48.2
     Accident and Health
      Insurance                      7.5       7.5         --         --
     Annuities                      82.1       --          0.5        82.6
                                  -------   ---------   ---------   -------
      Total earned premiums       $118.4     $16.1       $28.5      $130.8
                                  =======   =========   =========   =======

    1994
     --------------------------
    Premiums:
     Life Insurance               $ 27.3     $ 6.0       $32.8      $ 54.1
     Accident and Health
      Insurance                      9.3       9.3         --         --
     Annuities                      69.9       --          0.2        70.1
                                  -------   ---------   ---------   -------
      Total earned premiums       $106.5     $15.3       $33.0      $124.2
                                  =======   =========   =========   =======

    1993
     --------------------------
    Premiums:
     Life Insurance               $ 22.4     $ 5.6       $33.3      $ 50.1
     Accident and Health
      Insurance                     12.9      12.9         --         --
     Annuities                      31.3       --          0.7        32.0
                                  -------   ---------   ---------   -------
      Total earned premiums       $ 66.6     $18.5       $34.0      $ 82.1
                                  =======   =========   =========   =======

10.  Financial Instruments

     Estimated Fair Value

     The carrying values and estimated fair values of the Company's financial instruments at December 31, 1995 and 1994 were as follows:

                                          1995                  1994
                                   -------------------   --------------------
                                  Carrying     Fair     Carrying      Fair
                                    Value      Value      Value      Value
                                   --------   --------   --------   ---------
                                                  (millions)

     Assets:
      Cash and cash equivalents   $   568.8  $   568.8  $   623.3  $   623.3
      Short-term investments           15.1       15.1       98.0       98.0
      Debt securities              12,720.8   12,720.8   10,191.4   10,191.4
      Equity securities               257.6      257.6      229.1      229.1
      Limited partnership             --         --          24.4       24.4
      Mortgage loans                   21.2       21.9        9.9        9.9
     Liabilities:
      Investment contract
       liabilities:
       With a fixed maturity          989.1    1,001.2      826.7      833.5
       Without a fixed maturity     9,511.0    9,298.4    8,122.6    7,918.2

     Fair value estimates are made at a specific point in time, based on available market information and judgments about the financial instrument, such as estimates of timing and amount of expected future cash flows. Such estimates do not reflect any premium or discount that could result from offering for sale at one time the Company's entire holdings of a particular financial instrument, nor do they consider the tax impact of the realization of unrealized gains or losses. In many cases, the fair value estimates cannot be substantiated by comparison to independent markets, nor can the disclosed value be realized in immediate settlement of the instrument. In evaluating the Company's management of interest rate and liquidity risk, the fair values of all assets and liabilities should be taken into consideration, not only those above.

     The following valuation methods and assumptions were used by the Company in estimating the fair value of the above financial instruments:

     Short-term instruments: Fair values are based on quoted market prices or dealer quotations. Where quoted market prices are not available, the carrying amounts reported in the Consolidated Balance Sheets approximates fair value. Short-term instruments have a maturity date of one year or less and include cash and cash equivalents, and short-term investments.

     Debt and equity securities: Fair values are based on quoted market prices or dealer quotations. Where quoted market prices or dealer quotations are not available, fair value is estimated by using quoted market prices for similar securities or discounted cash flow methods.

     Mortgage loans: Fair value is estimated by discounting expected mortgage loan cash flows at market rates which reflect the rates at which similar loans would be made to similar borrowers. The rates reflect management's assessment of the credit quality and the remaining duration of the loans. The fair value estimate of mortgage loans of lower quality, including problem and restructured loans, is based on the estimated fair value of the underlying collateral.

     Investment contract liabilities (included in Policyholders' Funds Left With the Company):

     With a fixed maturity: Fair value is estimated by discounting cash flows at interest rates currently being offered by, or available to, the Company for similar contracts.

     Without a fixed maturity: Fair value is estimated as the amount payable to the contractholder upon demand. However, the Company has the right under such contracts to delay payment of withdrawals which may ultimately result in paying an amount different than that determined to be payable on demand.

     Off-Balance-Sheet Financial Instruments (including Derivative Financial Instruments)

     During 1995, the Company received $0.4 million for writing call options on underlying securities. As of December 31, 1995 there were no option contracts outstanding.

     At December 31, 1995, the Company had a forward swap agreement with a notional amount of $100.0 million and a fair value of $0.1 million.

     The Company did not have transactions in derivative instruments in 1994.

     The Company also holds investments in certain debt and equity securities with derivative characteristics (i.e., including the fact that their market value is at least partially determined by, among other things, levels of or changes in interest rates, prepayment rates, equity markets or credit ratings/ spreads). The amortized cost and fair value of these securities, included in the $13.4 billion investment portfolio, as of December 31, 1995 was as follows:


                                             Amortized     Fair
     (Millions)                                 Cost       Value
                                              --------   ---------

     Collateralized mortgage obligations $2,383.9 $2,549.3 Principal-only strips (included
       above)                                     38.7       50.0
     Interest-only strips (included above)        10.7       20.7
     Structured Notes (1)                         95.0      100.3

     (1) Represents non-leveraged instruments whose fair values and credit risk are based on underlying securities, including fixed income securities and interest rate swap agreements.

11.  Commitments and Contingent Liabilities

     Commitments

     Through the normal course of investment operations, the Company commits to either purchase or sell securities or money market instruments at a specified future date and at a specified price or yield. The inability of counterparties to honor these commitments may result in either higher or lower replacement cost. Also, there is likely to be a change in the value of the securities underlying the commitments. At December 31, 1995, the Company had commitments to purchase investments of $31.4 million. The fair value of the investments at December 31, 1995 approximated $31.5 million. There were no outstanding forward commitments at December 31, 1994.

     Litigation

     There were no material legal proceedings pending against the Company as of December 31, 1995 or December 31, 1994 which were beyond the ordinary course of business. The Company is involved in lawsuits arising, for the most part, in the ordinary course of its business operations as an insurer.

12.  Segment Information

     The Company's operations are reported through two major business segments: Life Insurance and Financial Services.

     Summarized financial information for the Company's principal operations was as follows:

     (Millions)                             1995       1994       1993
     ----------------------------------   --------   --------   ---------

     Revenue:
      Financial services                 $ 1,129.4  $   946.1   $   892.8
      Life insurance                         407.9      386.1       371.7
                                          --------   --------   ---------
       Total revenue                     $ 1,537.3  $ 1,332.2   $ 1,264.5
     ----------------------------------   --------   --------   ---------

     Income before federal income
       taxes:
      Financial services                 $   158.0  $   119.7   $   121.1
      Life insurance                         102.0       96.8        98.0
                                          --------   --------   ---------
       Total income before federal
       income taxes                      $   260.0  $   216.5   $   219.1
     ----------------------------------   --------   --------   ---------

     Net income:
      Financial services                 $   113.8  $    85.5   $    86.8
      Life insurance                          62.1       59.8        56.1
                                          --------   --------   ---------
     Net income                          $   175.9  $   145.3   $   142.9
     ----------------------------------   --------   --------   ---------

     (Millions)                               1995       1994        1993
     ----------------------------------   --------   --------   ---------

     Assets under management, at fair
       value:
      Financial services                 $23,224.3  $17,785.2   $16,600.5
      Life insurance                       2,698.1    2,171.7     2,175.5
     ----------------------------------   --------   --------   ---------
       Total assets under management     $25,922.4  $19,956.9   $18,776.0
     ----------------------------------   --------   --------   ---------

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

                           UNDERTAKING TO FILE REPORTS

Subject to the terms and conditions of Section 15(d) of the Securities Exchange Act of 1934, the undersigned registrant hereby undertakes to file with the Securities and Exchange Commission such supplementary and periodic information, documents and reports as may be prescribed by any rule or regulation of the Commission heretofore or hereafter duly adopted pursuant to authority conferred in that section.

                        UNDERTAKING PURSUANT TO RULE 484

Insofar as indemnification for liability arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                  REPRESENTATIONS, DESCRIPTION AND UNDERTAKINGS
              PURSUANT TO PARAGRAPH (B)(13)(iii)(F) OF RULE 6e-3(T)
                    UNDER THE INVESTMENT COMPANY ACT OF 1940

REGISTRANT MAKES THE FOLLOWING REPRESENTATIONS:

(1)      Section 6e-3T(b)(13)(iii)(F) is being relied upon.

(2) The level of the mortality and expense risk charge is within the range of industry practice for comparable flexible contracts.

(3) The proceeds from expected sales loads will be sufficient to cover the expected costs of distributing the flexible contracts.

The methodology used to support the representation made in paragraph (2) above is based on an analysis of selected variable life insurance policies declared effective by the Commission, which contain similar guarantees and are sold in similar markets. Registrant undertakes to keep and make available to the Commission upon request the documents used to support the representation in paragraph (2) above.



                  CONTENTS OF PRE-EFFECTIVE AMENDMENT NO. 2 TO
                             REGISTRATION STATEMENT

This Pre-Effective Amendment No. 2 to Registration Statement No. 33-64277 comprises the following papers and documents:


        The facing sheet.
        A cross-reference sheet
        One Prospectus for the AetnaVest Estate Protector Variable Life
           Insurance Policy consisting of 89 pages
        The undertaking to file reports
        The undertaking pursuant to Rule 484
        Representations pursuant to Rule 6e-3(T)
        The signatures
Written consents of the following persons:
            A.    Consent of Independent Auditors
            B.    Consent of Counsel

        The following Exhibits:


            1. Exhibits required by paragraph A of instructions to exhibits for Form N-8B-2:
                  (1)  Resolution establishing Variable Life Account B(1)
                  (2)  Not Applicable
                  (3)(i)      Master General Agent Agreement(1)
                  (3)(ii)     Life Insurance General Agent Agreement(1)
                  (3)(iii)    Broker Agreement(1)
                  (3)(iv)     Life Insurance Broker-Dealer Agreement(1)
                  (3)(v) Restated and Amended Third Party Administration and Transfer Agent Agreement(2)
                  (4)         Not Applicable
                  (5)(i)      Form of Policy(3)
                  (5)(ii)     Form of Disability Benefit Rider(3)
                  (5)(iii)    Form of Four Year Term Rider(3)
                  (5)(iv)     Form of Split Option Amendment Rider(3)
                  (6) Certificate of Incorporation and By-laws of Aetna Life Insurance and Annuity Company, Depositor(4)
                  (7)         Not Applicable
                  (8)(i) Fund Participation Agreement (Amended and Restated) between Aetna Life Insurance and Annuity Company, Alger American Fund and
                              Fred Alger Management, Inc., dated as of
                              March 31, 1996(5)
                  (8)(ii) Fund Participation Agreement between Aetna Life Insurance and Annuity Company, Variable Insurance Products Fund and Fidelity
                              Distributors Corporation dated February 1, 1994 and amended March 1, 1996(5)
                  (8)(iii) Fund Participation Agreement between Aetna Life Insurance and Annuity Company, Variable Insurance Products Fund II and Fidelity Distributors Corporation dated February 1, 1994 and amended March 1, 1996(5)
                  (8)(iv) Fund Participation Agreement between Aetna Life Insurance and Annuity Company and Janus Aspen Series dated April 19, 1994 and amended
                              March 1, 1996(5)
                  (8)(v) Fund Participation Agreement between Aetna Life Insurance and Annuity Company and Scudder Variable Life Investment Fund dated
                              April 27, 1992 and amended February 19, 1993 and August 13, 1993(5)
                  (8)(vi) Fund Participation Agreement between Aetna Life Insurance and Annuity Company, Investors Research Corporation and TCI
                              Portfolios, Inc., dated July 29, 1992 and amended December 22, 1992 and June 1, 1994(5)
                  (9)         Not Applicable
                  (10)(i)     Form of Application(6)
                  (10)(ii)    Supplement to Form of Application(3)
                  (11)        Issuance, Transfer and Redemption Procedures(8)


            2.    Opinion and Consent of Counsel
            3.    Not Applicable
            4.    Not Applicable
            5.    Not Applicable
            6.    Actuarial Opinion and Consent(3)
            7.    Copy of Power of Attorney(7)
            8.    Consent of Independent Auditors

1. Incorporated by reference to Post-Effective Amendment No. 2 to Registration Statement on Form S-6 (File No. 33-76004), as filed electronically on February 16, 1996.

2. Incorporated by reference to Post-Effective Amendment No. 1 to Registration Statement on Form S-6 (File No. 33-75248), as filed on April 25, 1995.

3. Incorporated by reference to Registration Statement on Form S-6 (File No. 33-64277), as filed electronically on November 15, 1995.

4. Incorporated by reference to Post-Effective Amendment No. 1 to Registration Statement on Form S-1 (File No. 33-60477), as filed electronically on April 15, 1996.

5. Incorporated by reference to Post-Effective Amendment No. 6 to Registration Statement on Form N-4 (File No. 33-75986), as filed electronically on April 12, 1996.

6. Incorporated by reference to Post-Effective Amendment No. 4 to Registration Statement on Form S-6 (File No. 33-2339), as filed on April 25, 1995.

7. Incorporated by reference to Post-Effective Amendment No. 1 to Registration Statement on Form N-4 (File No. 33-75974), as filed electronically on April 9, 1996.


8. Incorporated by reference to Pre-Effective Amendment No. 1 to the Registration Statement on Form S-6 (File No. 33-64277), as filed electronically on June 3, 1996.

                                   SIGNATURES


      Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant, Variable Life Account B of Aetna Life Insurance and Annuity Company, has duly caused this Pre-Effective Amendment No. 2 to its Registration Statement on Form S-6 (File No. 33-64277) to be signed on its behalf by the undersigned, thereunto duly authorized, and the seal of the Depositor to be hereunto affixed and attested, all in the City of Hartford, and State of Connecticut, on this 21st day of June, 1996.


                                   VARIABLE LIFE ACCOUNT B OF
                                   AETNA LIFE INSURANCE AND
                                   ANNUITY COMPANY
                                   (Registrant)

(SEAL)

ATTEST:_/s/ Susan E. Schechter             By:   AETNA LIFE INSURANCE AND
        ----------------------                    ANNUITY COMPANY
            Susan E. Schechter                           (Depositor)
            Corporate Secretary

                                           By:   Daniel P. Kearney*
                                                 ----------------------------
                                                 Daniel P. Kearney
                                                 Principal Executive Officer



     Pursuant to the requirements of the Securities Act of 1933, this Pre-Effective Amendment No. 2 to the Registration Statement No. 33-64277 has been signed below by the following persons in the capacities indicated and on the dates indicated.


Signature                Title                                           Date


Daniel P. Kearney*       Director and President                       )
- ---------------------                                                 )
Daniel P. Kearney        (Principal Executive Officer)                )
                                                                      )
                                                                      )
Christopher J. Burns*    Director                                     ) June 21,
- ---------------------                                                 )  1996
Christopher J. Burns                                                  )
                                                                      )
Laura R. Estes*          Director                                     )
- ---------------------                                                 )
Laura R. Estes                                                        )
                                                                      )
Timothy A. Holt*         Director and Chief                           )
- ---------------------    Financial Officer                            )
Timothy A. Holt                                                       )

Gail P. Johnson*                                    Director          )
- ------------------------------------------------                      )
Gail P. Johnson                                                       )
                                                                      )
John Y. Kim*                                        Director          )
- ------------------------------------------------                      )
John Y. Kim                                                           )
                                                                      )
Shaun P. Mathews*                                   Director          )
- ------------------------------------------------                      )
Shaun P. Mathews                                                      )
                                                                      )
Glen Salow*                                         Director          )
- ------------------------------------------------                      )
Glen Salow                                                            )
                                                                      )
Creed R. Terry*                                     Director          )
- ------------------------------------------------                      )
Creed R. Terry                                                        )
                                                                      )
Eugene M Trovato*                                   Vice President    )
- ------------------------------------------------    and Treasurer,    )
Eugene M. Trovato                                   Corporate         )
                                                    Controller        )


By:        /s/ Julie E. Rockmore
           ---------------------
               Julie E. Rockmore
               *Attorney-in-Fact

                             VARIABLE LIFE ACCOUNT B
                                  EXHIBIT INDEX


Exhibit No.               Exhibit                                     Page

99-1.1         Resolution of the Board of Directors of Aetna
               Life Insurance and Annuity Company
               establishing Variable Life Account B                     *

99-1.3(i)      Master General Agent Agreement                           *

99-1.3(ii)     Life Insurance General Agent Agreement                   *

99-1.3(iii)    Broker-Dealer Agreement                                  *

99-1.3(iv)     Life Insurance Broker-Dealer Agreement                   *

99-1.3(v)      Restated and Amended Third Party
               Administration and Transfer Agent Agreement              *

99-1.5(i)      Form of Policy *

99-1.5(ii)     Form of Disability Benefit Rider                         *

99-1.5(iii)    Form of Four Year Term Rider                             *

99-1.5(iv)     Form of Split Option Amendment Rider                     *

99-1.6         Certification of Incorporation and By-Laws of
               Depositor                                                *

99-1.8(i)      Fund Participation Agreement (Amended and
               Restated) between Aetna Life Insurance and
               Annuity Company, Alger American Fund and
               Fred Alger Management, Inc. dated as of
               March 31, 1996                                           *

99-1.8(ii)     Fund Participation Agreement between Aetna
               Life Insurance and Annuity Company, Variable
               Insurance Products Fund and Fidelity
               Distributors Corporation dated February 1,
               1994 and amended March 1, 1996                           *

99-1.8(iii)    Fund Participation Agreement between Aetna
               Life Insurance and Annuity Company, Variable
               Insurance Products Fund II and Fidelity
               Distributors Corporation dated February 1,
               1994 and amended March 1, 1996                           *

*Incorporated by reference

Exhibit        No. Exhibit Page

99-1.8(iv)     Fund Participation Agreement between Aetna
               Life Insurance and Annuity Company and Janus
               Aspen Series dated April 19, 1994 and
               amended March 1, 1996                                    *

99-1.8(v)      Fund Participation Agreement between Aetna
               Life Insurance and Annuity Company and
               Scudder Variable Life Investment Fund dated
               April 27, 1992 and amended February 19, 1993
               and August 13, 1993                                      *

99-1.8(vi)     Fund Participation Agreement between Aetna
               Life Insurance and Annuity Company, Investors
               Research Corporation and TCI Portfolios, Inc.
               dated July 29, 1992 and amended December 22,
               1992 and June 1, 1994                                    *

99-1.10(i)     Form of Application                                      *

99-1.10(ii)    Supplement to Form of Application                        *


99-1.11        Issuance, Transfer and Redemption Procedures             *


99-2           Opinion and Consent of Counsel                       ---------

99-6           Copy of Power of Attorney                                *

99-7           Actuarial Opinion and Consent                            *

99-8           Consent of Independent Auditors                      ---------


*Incorporated by reference